Form 20-F
period 2026-03-31
Green Circle Decarbonize Technology Ltd
filed 2026-08-14
CIK 1926293

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-43046

Green Circle Decarbonize Technology Limited

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Green Circle Decarbonize Technology Limited

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong 0000

 (Address of principal executive offices)

Chan Kam Biu Richard

Telephone: +852 2882 1222

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong 0000

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary shares, par value US$0.001 per share	GCDT	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

As of March 31, 2026, there were 12,875,000 ordinary shares of the registrant issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

ANNUAL REPORT ON FORM 20-F

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F (this “Annual Report”) only:

●	“Basic Law” refers to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, which is a national law of China that serves as the organic law for the Hong Kong Special Administrative Region.

●	“Ordinary Shares” refers to the ordinary shares of Green Circle Decarbonize Technology Limited, par value US$0.001 per share (without giving effect to the Reclassification (as defined herein) approved at the Extraordinary General Meeting (as defined herein) held on August 10, 2026);

●	“Company,” “our company,” “we,” “us,” “our,” “our group,” the “Group” or similar terms used in this annual report refer to Green Circle Decarbonize Technology Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act, including its consolidated subsidiaries, unless the context otherwise indicates.

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

●	“HK$” or “Hong Kong Dollars” refers to the legal currency of Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Operating Subsidiary” refers to Boca International Limited.

●	“PRC” or “China” refers to the People’s Republic of China, for the purpose of this annual report only, excluding Hong Kong, Macau and Taiwan, unless the context otherwise indicates.

●	“US$,” or “U.S. Dollars” refers to the legal currency of the United States.

We are a holding company with operations conducted in Hong Kong through our key Operating Subsidiary in Hong Kong, Boca International Limited, and our reporting currency is in Hong Kong dollars. Translations of amounts from Hong Kong dollars into United States dollars are solely for the convenience of the reader, and, unless otherwise noted, were calculated at the rate of US$1.00 = HK$7.8000, representing the noon buying rate in The City of New York for cable transfers of Hon Kong Dollar as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2026. No representation is made that the Hong Kong Dollar amounts represent or could have been, or could be converted, realized, or settled into United States Dollars at such rates, or at any other rate.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.

These forward-looking statements include, but are not limited to, such matters as:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our services and the products and services we assist the distributions of;

●	our expectations regarding our client base;

●	our ability to procure the applicable regulatory licenses in the relevant jurisdictions that we operate in;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any financing which we may require;

●	our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business; overall industry and market performance;

●	assumptions underlying or related to any of the foregoing; and

●	other factors in the “Item 3. Key Information - D. Risk Factors” section in this Annual Report.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance, or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks described under “Item 3. Key Information - D. Risk Factors” in this Annual Report. The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this Annual Report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

An investment in our securities involves risks and uncertainties. You should consider carefully the risks described below, as well as all other information contained in this Annual Report, before you decide to invest in our securities. Additional risks and uncertainties of which we are not presently aware or currently deem immaterial could also affect our business, financial condition, and results of operations. If any of these risks and uncertainties actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our securities would likely decline and you might lose all or part of your investment. You should only consider investing in our securities if you can bear the risk of loss of your entire investment.

Summary of Significant Risk Factors

Our business is subject to a number of risks and uncertainties, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, the following:

Risks Related to Our Business and Industry

●	Our expansion plan may not be successfully implemented or achieve the intended economic results or business objectives.

●	We are subject to concentration risk because a significant portion of our revenue is derived from a few customers.

●	We rely heavily on a limited number of external suppliers of raw materials in order to produce PCM.

●	We rely on our suppliers to provide certain essential machinery and equipment for our customized energy saving system.

●	We rely on our sub-contractors to install our customized energy saving system at our customers’ designated sites.

●	We may suffer from unexpected disruptions to our research and development, production of PCM, and provision of energy saving services as our laboratory equipment, production facilities and customized energy saving system may fail to perform as we expected.

●	A sustained reduction in our customers’ use of air conditioning may negatively affect our profitability.

●	Our business relies on debt and equity financing to settle upfront costs in relation to our performance-based contracts.

●	We do not own our office.

●	We rely on local agents to capture business opportunities outside Hong Kong.

●	Our management personnel lack experience in managing a public company.

●	A substantial portion of our revenue depends on the quality and efficiency of our maintenance and technical support.

●	We may breach our obligations under our performance-based contracts and our energy saving solutions may fail to produce anticipated energy savings.

●	We depend on, and may have difficulty acquiring and retaining, key management and other personnel.

●	The PCM-TES industry is competitive and subject to change, and our competitors may have superior financial and technical resources.

●	We may fail to protect our intellectual property rights.

●	Fluctuation in exchange rates could have a material adverse effect on our results of operations and the price of our securities.

●	We depend on governments to incentivize the development and implementation of energy-saving technologies.

●	The market acceptance of energy saving solutions services is not certain.

●	Our controlling shareholder has control over our corporate matters.

●	Our controlling shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Conducting Business in the PRC

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business, operating results, and financial position.

●	If we become directly subject to the recent scrutiny, criticism, and negative publicity involving Chinese and Hong Kong companies listed in the United States, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation and could result in a loss of your investment in our securities, especially if such matter cannot be addressed and resolved favorably.

●	The Chinese government may exert substantial influence over the industry in which we operate.

●	The Chinese government may choose to exert more supervision and control over securities offerings that are conducted overseas and/or foreign investment in issuers based in Mainland China or Hong Kong. Such action could significantly or completely restrict our ability to offer securities to investors and cause the value of such securities to significantly decline.

●	Our securities may be prohibited from being traded on a U.S. national securities exchange under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years and, as a result, an exchange may determine to delist our Ordinary Shares. The delisting of our Ordinary Shares, or the threat of being delisted, may materially and adversely affect the value of your investment.

●	If the PRC government imposes new requirements for approval from the relevant PRC authorities to issue our securities to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risks Related to our Securities

●	Raising capital through the issuance of Ordinary Shares may cause dilution to the shareholdings of our existing shareholders.

●	We do not intend to pay dividends on our Ordinary Shares in the foreseeable future.

●	Future sales of substantial amounts of our Ordinary Shares by existing shareholders could adversely affect the price of our Ordinary Shares.

●	We expect to continue to incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

●	We may lose our status as a “foreign private issuer,” which would result in increased costs related to regulatory compliance under U.S. securities laws.

●	The issuance of Ordinary Shares upon conversion of the July 2026 Note, the exercise of the July 2026 Warrants and July 2026 Pre-Funded Warrants and/or pursuant to the Equity Purchase Agreement could result in substantial dilution to our existing shareholders.

●	The terms of the July 2026 Warrants may result in substantial dilution to our existing shareholders, require us to expend significant cash resources and limit our ability to raise additional capital.

●	Terms of subsequent financings, if any, may adversely impact investors’ investments.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the Cayman Islands and our Operating Subsidiary is incorporated in Hong Kong.

●	Economic substance legislation of the Cayman Islands may adversely impact us or our operations.

Risks Related to Our Business and Industry

Our expansion plan may not be successfully implemented or achieve the intended economic results or business objectives.

We believe that our future success depends in part on our ability to enhance our production capabilities. Therefore, we intend to invest a substantial portion of our resources to the enhancement of our production capacity. This would include increasing our production utilization rate, improving our production efficiency, acquiring new equipment and upgrading our existing equipment, and acquiring production facilities in addition to improving our existing production processes. In order to meet the growing demand for our products and our energy saving solutions, as well as to deliver high quality products at a competitive cost level, we plan to invest in the expansion of the production capacity of our production base for phase change material (“PCM”) by the construction of a factory and the acquisition of production machineries.

Notwithstanding the foregoing, the implementation of our expansion plans may be affected by the following risks, among others:

(i)	the demand for our PCM products or our energy saving solutions may not grow at all or in line with the expansion in our production capacity;

(ii)	our direct labor costs, subcontracting costs, and costs for raw materials may fluctuate significantly due to general market conditions which are beyond our control;

(iii)	we may fail to attract or retain experienced and suitable personnel to carry out our business plans; and

(iv)	the construction of new production facilities may encounter unforeseeable problems such as natural disasters, the failure to obtain required government approvals, and legal or regulatory impediments imposed by local governments.

There is no assurance that we will realize our expansion plans in the manner or time we expect, or at all, or that such plans will prove effective. In the event that we fail to accomplish our expansion plans in a timely manner, or at all, we may not be able to achieve our planned future business growth, which in turn may materially and adversely affect our operating results. Furthermore, our future expansion plans may involve significant capital expenditures, which may not be recoverable or may not result in significant revenue growth. Our business, operating results, and financial position may be materially and adversely affected if our business objectives and expansion plan are not achieved.

We are subject to concentration risk because a significant portion of our revenue is derived from a few customers.

A substantial portion of our revenue is derived from a small number of customers. For the year ended March 31, 2026, a substantial portion of our revenue was derived from the following customers: Hong Kong Aircraft Engineering Company Limited (“HAECO”) contributed approximately 48.47%; Macau University of Science and Technology Foundation - University Hospital contributed approximately 46.89%; and LMP International Limited contributed approximately 4.64%. For the year ended March 31, 2025, a substantial portion of our revenue was derived from the following customers: LMP International Limited contributed approximately 51.26%; HAECO contributed approximately 30.64%; and SOAR Equipment Rental Company Limited contributed approximately 18.10%

As a result of this concentration, our business, results of operations and financial condition are particularly vulnerable to adverse developments affecting any of such customers. The loss of any significant customer, a material reduction in orders, pricing pressure, a change in the timing of purchases, a failure to renew or extend existing arrangements, or the financial distress or insolvency of any such customers could result in a substantial decline in our revenue.

We may not be able to replace any lost revenue from a significant customer on comparable terms or at all, and any efforts to diversify our customer base may require significant time and resources and may not be successful. Accordingly, our reliance on a limited number of customers subjects us to heightened business risk and may cause our operating results to fluctuate materially from period to period.

We rely heavily on a limited number of external suppliers of raw materials in order to produce PCM.

Our production of PCM is dependent on a limited number of external suppliers for the supply of various raw materials, such as chemicals and nanomaterials. Nanomaterials are one of the major components involved in the production of PCM and must be manufactured to a high standard in order to be suitable for our use. Although we are continually seeking additional suppliers of nanomaterials that meet our high standards, we currently depend on just one supplier based in Germany. Currently, no long-term agreement has been entered into between us and the German supplier and all transactions thus far between the parties have been conducted on an order-by-order basis in the form of purchase orders. Should our demand for nanomaterials see a significant increase, we will consider entering into long-term or framework agreements with the said German supplier. In light of the foregoing, although we have established what we believe is a stable relationship with our current supplier, we cannot guarantee that we will be able to obtain nanomaterials in sufficient amounts and/or on a timely basis in the future. If our supplier fails to satisfy our orders for raw materials, including nanomaterials, and we are unable to identify and negotiate satisfactory commercial terms with alternative suppliers, our production of PCM may be seriously disrupted. As a result, our business, operating results, and financial position could be materially and adversely affected.

We rely on our suppliers to provide certain essential machinery and equipment for our customized energy saving system.

Our customized energy saving system comprises a range of machinery and equipment. Except for PCM, which we manufacture in-house, we procure all other machinery and equipment, such as refrigeration units, chillers, water pumps, and cooling towers from our suppliers. For example, in addition to our BocaPCM-TES System (as defined herein) and fully automatic control system, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant is mainly comprised of cooling towers and refrigeration units, which are manufactured by our suppliers. Additionally, since our customized energy saving system is individually tailored to each customer’s needs, adjustment to the specifications of the relevant machinery and equipment may be necessary from time to time. We cannot guarantee that our suppliers will be able to comply with our requests for such adjustments.

To ensure the satisfactory performance of our customized energy saving system, we engage a limited number of suppliers that reliably deliver essential machinery and equipment that meet our standards. If our suppliers are unable to provide us with such machinery and equipment in a timely fashion, or at all, our ability to deliver our customized energy saving system could be impaired, which, in turn, could have a material adverse effect on our business, results of operations, and financial position. Moreover, since we generally do not enter into long-term contracts with our machinery and equipment suppliers, if we fail to develop stable relationships or negotiate new arrangements on acceptable terms with such suppliers, we may face uncertainties when designing our customized energy saving system for our customers and we may be unable to accurately estimate the costs involved. Accordingly, our business, operating results, and financial position could be materially and adversely affected.

We rely on our subcontractors to install our customized energy saving system at our customers’ designated sites.

We engage subcontractors for the installation of our customized energy saving system at our customers’ designated sites.

We cannot provide assurance that the quality of services rendered by our subcontractors will meet our standards or the standards of our customers, or that we will be able to supervise our subcontractors’ work as directly and efficiently as we supervise our own employees. Therefore, we are subject to non-performance, late performance, or sub-standard performance by our subcontractors. Since we remain accountable to our customers for the performance and quality of our subcontractors’ work, we may incur additional costs or be subject to contractual liability for our subcontractors’ unsatisfactory performance. Moreover, there is no assurance that we will always be able to secure services from suitable subcontractors or negotiate acceptable fees and terms of services with them. In such event, we may face delay or disruption to our installation schedule. The realization of any of the aforementioned risks could materially and adversely affect our business, operating results, and financial position.

We may suffer from unexpected disruptions to our research and development, production of PCM, and provision of energy saving services as our laboratory equipment, production facilities and customized energy saving system may fail to perform as we expected.

Our research and development, production of PCM and provision of energy saving services are dependent on the uninterrupted operation of our laboratory equipment, production facilities and customized energy saving system, respectively. We use specially designed equipment to study and explore the physical characteristics of different formulations of PCM, prepare raw materials, and produce PCM by combining various raw materials in accordance with our unique formulas. Additionally, since the revenue generated from our provision of energy saving services is performance-based, it is of paramount importance that our customized energy saving system delivers cost savings to our customers, which requires that it operates continuously and performs to a high standard.

Finally, our machinery and equipment may fail to perform as expected due to wear and tear or latent defect, and our production is subject to interruption due to fire, labor strikes, natural disasters and non-compliance with applicable laws and regulations. Some of these operational risks are beyond our control. If any such risks materializes and we are unable to remedy its effects in a timely and proper manner, our business, operating results, and financial position could be materially and adversely affected.

Our business relies on debt and equity financing to settle upfront costs in relation to our performance-based contracts.

Given the application of PCM in our energy saving solution, as well as our size and scale of operation, we strategically enter into performance-based contracts with our energy saving solution customers, under which these customers pay no upfront costs for the procurement of machinery or installation of our customized energy saving systems. Instead, the customers pay a portion of any subsequent energy cost savings during the term of the energy performance contracts. As a result, we bear significant costs during the initial stage of each performance-based contract. To date, we have relied on debt and equity financing to satisfy our capital requirements. However, there is no assurance that we will continue to obtain sufficient financing for our future performance-based contracts, particularly if this business segment continues to expand. If we fail to secure sufficient financing on favorable terms or maintain reliable financing channels, we may not be able to sustain our current business model, which could materially and adversely affect our business, operating results, and financial position.

Additionally, we rely on our customers’ ability to make regular payments during the term of each performance-based contract in order to repay the loan we secured to finance the implementation of our energy saving solution. If our customers default on their payments under such contracts or become insolvent, we may be unable to repay the loan. Our failure to repay our creditors may also damage our credit rating and thus our ability to secure financing for future operations. As a result of the occurrence of any of the foregoing, our business, operating results, and financial position could be materially and adversely affected.

We do not own our office.

We lease our office. We may not be able to negotiate extensions of these leases and may therefore be forced to move our office or production site to a different location, or our rent may increase. We may also incur additional costs if we are forced to relocate from our current premises, including, but not limited to, logistical expenses such as reinstallation costs for relocating our machinery and equipment. Additionally, if we fail to secure suitable new locations after the expiration of our leases, we may be forced to pause our operations until suitable alternatives are found. Any of the foregoing risks could, if realized, materially and adversely affect our business, operating results, and financial position.

We rely on local agents to capture business opportunities outside Hong Kong.

In light of growing awareness of greenhouse gas emissions being a major contributor to climate change, as evidenced by the commitments of over 190 countries under the Paris Agreement to reduce greenhouse gas emissions, we intend to expand our business and deliver our energy saving solution to customers globally. However, as we lack the experience in local industrial practices and established business networks in certain markets outside Hong Kong, it is difficult and costly for us to identify and contact potential customers in these markets directly. Therefore, we typically engage local agents with experience, knowledge, and business networks to assist us in marketing and selling our products and services. To manage our network of local agents, we usually enter into two-year agency agreements. Under such agreements, our local agents are granted the right to market, distribute, and install our products within the specified market at an agreed price which is subject to our regular review. Accordingly, our success in markets outside Hong Kong depends on our ability to effectively manage our local agents through our contractual arrangements relating to, among other things, geographical and product exclusivity, pricing and payment terms, and protection of intellectual property rights.

If any of our local agents fail to comply with the terms of our agency agreements, or if we are unable to effectively oversee the compliance of our agents with our agency agreements, the sales and marketing network for our products and services may be disrupted. Moreover, since we rely heavily on our local agents to explore markets outside Hong Kong and promote our products and services, our business, operating results, and financial position could be materially and adversely affected if such agents fail to secure new business opportunities or fail to maintain relationships with our existing customers. Furthermore, considering the importance of our network of local agents to our business, failure to retain our existing local agents or recruit additional local agents could have a material and adverse effect on our business, operating results, and financial position.

Our management personnel lack experience in managing a public company.

Although we market and sell our products and services worldwide, we are a small Hong Kong-based energy saving solutions provider and our management personnel lack experience in managing a public company. As we continually seek new hires with relevant experience and expertise to join our management personnel, we expect to rely on our existing management personnel to oversee the day-to-day operation of our business. Our existing management personnel may be unable to undertake further responsibilities as we grow. A transitional period may be required for our management personnel to adapt to their new duties, which may result in a temporary disruption to our day-to-day business operation. The occurrence of any of these developments could materially and adversely affect our business, operating results, and financial position.

A substantial portion of our revenue depends on the quality and efficiency of our maintenance and technical support.

We strive to deliver high quality and efficient maintenance and technical support to our customers in order to ensure customer satisfaction and, with respect to our energy performance-based contract, to maximize energy savings and increase revenue. However, provision of high quality and efficient maintenance services and technical support is subject to risks that are beyond our control, including, for example, the severity of the issues encountered by our customers and the availability of requisite parts and labor. If we cannot resolve maintenance or technical issues in a timely manner or if our maintenance or technical support is ineffective or fails to meet our customers’ expectations, our customer relationships and energy saving systems could be impaired, materially and adversely affecting our business, operating results, and financial position.

Our existing insurance coverage may not provide adequate protection from losses.

In accordance with industry practice, we maintain certain insurance policies which protect our property, including our machinery and equipment, from loss. Nevertheless, we are unable to guarantee that our current insurance policies are sufficient to cover all risks associated with our operations, office, or production facility. Similarly, we cannot guarantee that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any losses that are not covered by our insurance policies, or the compensated amount is significantly less than our actual losses, our business, operating results, and financial position could be materially and adversely affected.

We may breach our obligations under our performance-based contracts and our energy saving solutions may fail to produce anticipated energy savings.

We enter into performance-based contracts with certain of our energy saving solutions customers, under which our income varies depending on such customers’ energy savings. If our energy saving solutions fail to operate efficiently or otherwise perform as expected, we will be unable to maximize our income under our performance-based contracts. In addition, if we breach our obligations under such contracts, we may be liable for customer losses or damages caused by such breach. Furthermore, any failure on our part to perform our contractual obligations could harm our reputation in the industry and hinder our ability to secure future contracts. Accordingly, our business, operating results, and financial position could be materially and adversely affected.

We depend on, and may have difficulty acquiring and retaining, key management and other personnel.

The PCM-TES industry is competitive and subject to rapid technological, social, and regulatory changes, requiring us to possess significant intellectual capital in order to succeed. We depend on the continued service of our key management personnel and other key employees, including, in particular, our founding shareholder, Chief Executive Officer and Executive Director, Mr. Chan. Mr. Chan oversees our general business operations and administration, including with respect to research and development, sales and marketing, customer relations, product design, plant construction, PCM production, quality control, and maintenance and technical support. We also rely on Mr. Chan’s authorization to use certain intellectual property rights, including our trademark and domain name. Therefore, Mr. Chan is crucial to the success and continuous growth of our business. If we lose any key management personnel or any other key employee, including, in particular, Mr. Chan, we may fail to locate a suitable replacement, and we may incur significant time costs as well as expenses recruiting and training a replacement.

Additionally, in order to maintain our business growth, we must identify, attract, hire, develop, motivate, and retain highly-skilled employees, which requires significant time and expense, particularly as competition for such employees in our industry is intense. We may make significant investments to attract and retain new employees but fail to realize returns on these investments. Additionally, changes to our management structure may disrupt our business operations, particularly if our management personnel, including any new hires, fail to work together effectively and to execute our business plans in a timely manner. If any of our plans to hire or retain key management and employees fail to be successfully implemented or to achieve the intended results, our business operations, future development, and financial conditions could suffer a material and adverse impact. The occurrence of any of the foregoing could materially and adversely affect our business, operating results, and financial position.

The PCM-TES industry is competitive and subject to change, and our competitors may have superior financial and technical resources.

Our leading PCM technology and its application in energy saving products to enhance efficiency distinguish us from our competitors. However, our competitors may develop technologies that achieve similar or superior energy savings. Additionally, our competitors may have superior financial and technical resources to devote to research and development, marketing and sales, and maintenance and technical support. Our future success depends on our ability to respond rapidly to evolving technologies, adapt our products and services to changing industry standards and government regulations, and improve the performance and reliability of our products and services. If we fail to achieve any of the foregoing, our products and services may become less attractive to existing and potential customers, which could materially and adversely affect our business, operating results, and financial position.

We may be involved in disputes or legal and other proceedings.

We may be involved in disputes or legal and other proceedings with our customers, suppliers, and subcontractors. These disputes may lead to litigation or other dispute resolution proceedings, resulting in substantial costs as well as delays in our development and production schedules, and a diversion of resources and management’s attention, regardless of the outcome. We may also have disagreements with regulatory authorities, which may subject us to administrative proceedings and unfavorable decisions that result in penalties or delay or disrupt the development and operations of our facilities. Such litigation, dispute resolution proceedings, and administrative proceedings may materially and adversely affect our business, operating results, and financial position.

We may fail to protect our intellectual property rights.

We rely on a combination of patents, trademarks, and domain names to operate and promote our business. As of the date of this Annual Report, Mr. Chan owns one registered trademark in Hong Kong and one domain name. Mr. Chan has granted us a license to use this trademark and domain name. Moreover, we have applied for patent registration of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant in the United States and the PRC, and we rely on the relevant laws and regulations in Hong Kong, the United States, and the PRC to protect our intellectual property rights.

Although our intellectual property rights are protected by relevant laws and regulations, policing unauthorized use of intellectual property may be difficult and expensive, and we may need to resort to litigation to enforce or defend our intellectual property rights or to determine the enforceability, scope, and validity of our proprietary rights or the proprietary rights of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs, which may or may not be recoverable, in part or in full, and harm our business and financial position. Additionally, any infringement of our intellectual property rights associated with our Ultra-High Efficiency Boca Hybrid Power Chiller Plant or other infringement of our intellectual property rights could negatively affect our competitive advantages. If our products and services become less competitive, we may experience a significant loss of income, which could materially and adversely affect our business, operating results, and financial position.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our securities.

Our Operating Subsidiary is based in Hong Kong and maintains its books and records in its local currency, the Hong Kong Dollar, which is its functional currency, and our reporting currency is also in Hong Kong Dollars. Going forward, it is anticipated that a substantial part of our revenues and expenditures will be denominated in foreign currencies, such as U.S. dollars, Euros, Pound sterling, and RMB if we successfully expand our business worldwide. As a result, fluctuations in the exchange rates between the Hong Kong Dollar and foreign currencies may affect our relative purchasing power in foreign currencies. Such exchange rate fluctuations and any re-measurement in relation to our consolidated financial statements arising therefrom could reduce our profits and show a skewed translated value of our net assets when reported in Hong Kong Dollars. This change in value could materially and adversely impact our business, operating results, and financial position.

We depend on governments to incentivize the development and implementation of energy-saving technologies.

Over 190 countries have signed the Paris Agreement, committing themselves to reducing greenhouse gas emissions, a significant contributor to climate change. In order to satisfy such commitments, many signatories have created incentives for businesses engaged in developing and implementing energy-saving technologies. For example, on January 1, 2018, the Hong Kong government introduced the voluntary Energy Efficiency Registration Scheme for Buildings (the “EERSB”) which serves to encourage building owners to outperform the statutory minimum requirements under the Buildings Energy Efficiency Ordinance (Chapter 610 of the Laws of Hong Kong). All new and existing buildings or premises may apply for joining the EERSB provided that they (i) outperform the statutory minimum requirements on energy performance, and (ii) obtain certificates of good building energy performance through the BEAM Plus Assessment System managed by the Hong Kong Green Building Council or other internationally recognized building environmental assessment systems. The capital expenditure incurred on the construction of energy efficient building installations (including lighting, air-conditioning, and lift and escalator installations) registered under the EERSB may be eligible for accelerated tax deduction. Our business depends on such incentives in order to stimulate demand for our customized energy saving solutions. However, we cannot guarantee that we will continue to benefit from such incentives, as they may be amended or abolished, in which case our business, operating results, and financial position could be materially and adversely affected.

The market acceptance of energy saving solutions services is not certain.

Our customized energy saving solutions comprises PCM and other technologies that may be unfamiliar to potential customers. In order to promote market awareness and acceptance of such technologies, we regularly engage in presentations and seminars. However, we are unable to guarantee that our energy-saving products and services will be widely accepted by market stakeholders. Failure to achieve market acceptance may prevent us from attracting additional customers and expanding our business, which could materially and adversely affect our business, operating results, and financial position.

Our controlling shareholder has control over our corporate matters.

As of August 9, Mr. Chan, our Chief Executive Officer and executive director, beneficially owned and controlled 6,360,000 Ordinary Shares, representing approximately 46.93% of our total issued and outstanding Ordinary Shares as of August 9, 2026 (in all cases, without giving effect to the Reclassification (as defined herein) approved at the Extraordinary General Meeting (as defined herein) held on August 10, 2026). Mr. Chan holds, and will continue to hold, control over corporate matters requiring shareholder approval and over our operations, including, without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving other holders of our Ordinary Shares of the opportunity to sell their Ordinary Shares at a premium over the prevailing market price.

Our controlling shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our controlling shareholder has control over our corporate matters, his interests may differ from the interests of our company as a whole. The shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholder and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholder, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We might need to raise capital in the future to fund our existing commercial operations, develop and commercialize new products and technologies and expand our operations.

Based on cash flow projections for operating activities and our available cash and cash equivalents, we believe that we have sufficient funds for sustainable operations and will be able to meet our payment obligations from operations for the next twelve months from the date of this Annual Report. This estimate is based on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. If our available cash balances, borrowing capacity, anticipated cash flow from operations and proceeds from our completed offerings are insufficient to satisfy our liquidity requirements, including because of lower demand for our proprietary PCM TES technology as a result of the risks described in this Annual Report or otherwise, we may utilize the Equity Purchase Agreement (as defined below), seek to raise equity or debt capital, enter into bank loans or bank credit facilities or enter into another form of third-party funding.

We may consider raising capital in the future to fund our existing operations, expand our operations, or for other reasons, including to:

●	increase our sales and marketing efforts to increase market adoption of our products and address competitive developments;

●	provide for costs associated with plans to accommodate potential increases in demand for our products and services;

●	fund development and marketing efforts of any future product or service offerings or additional features to our existing proprietary technology;

●	acquire, license or invest in new technologies;

●	acquire or invest in complementary businesses or assets; and

●	finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

●	our ability to generate revenue;

●	our reimbursement arrangements with third-parties;

●	the cost of expanding our operations and product and service offerings, including our sales and marketing efforts;

●	our rate of progress in, and cost of the sales and marketing activities associated with, establishing and maintaining adoption of our products and services;

●	the cost of research and development activities;

●	the effect of competing technological and market developments;

●	costs related to international expansion; and

●	the potential cost of and delays in product development as a result of any regulatory oversight applicable to our proprietary technology.

Additionally, our ability to raise capital in a timely manner if needed in the future may be limited, or such capital may be unavailable on acceptable terms, if at all. Any equity or convertible debt financing we enter would likely be dilutive to our existing shareholders and any future debt financing we enter into may impose covenants upon us that restrict our operations, such as limitations on our ability to incur liens or additional debt, repurchase our Ordinary Shares, make certain investments and engage in certain mergers, consolidations or asset sale transactions. Any debt financing or equity that we raise may contain terms that are not favorable to us or our shareholders. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations or we may be required to significantly reduce expenses, seek a merger or joint venture partner, file for protection from creditors or liquidate all or part of our assets.

Risks Related to Conducting Business in the PRC

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business, operating results, and financial position.

We anticipate that a substantial part of our future growth and development will be attributable to the PRC market. Accordingly, our business, prospects, financial conditions, and operations may be influenced significantly by the political, economic, and social conditions in China.

The Chinese economy differs from the economies of most developed countries in certain respects, including the amount of government involvement, level of development, growth rate, control of the foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past few decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may harm us. For example, our business, operating results, and financial condition may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business, operating results, and financial condition.

If we become directly subject to the recent scrutiny, criticism, and negative publicity involving Chinese and Hong Kong companies listed in the United States, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation and could result in a loss of your investment in our securities, especially if such matter cannot be addressed and resolved favorably.

In recent times, U.S. public companies with substantial operations in or close connection with Hong Kong and China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered around the effects of U.S.-China governmental policies and political climate, financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of such scrutiny, criticism, and negative publicity, the publicly traded stock of such companies have sharply decreased in value and, in some exceptional cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into these allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on our business operations and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company. If such allegations are not proven to be groundless, our company and business operations will be severely and negatively affected.

The Chinese government may exert substantial influence over the industry in which we operate.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. In addition, the Hong Kong legal system may rapidly evolve in the near future and may become closely aligned with the legal system in China. As such, the interpretation of many laws, regulations, and rules may be subject to change and the enforcement of these laws, regulations, and rules may involve uncertainties for you and us. Our ability to operate in Hong Kong may be affected by these changes in laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use and property rights, and other matters. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant impact on the economic conditions of Hong Kong or particular regions thereof, and could require us to divest ourselves of any rights and interest we then hold regarding our business operations in Hong Kong. Any divesture or similar action could materially and adversely affect our business, operating results, and financial condition.

The Chinese government may choose to exert more supervision and control over securities offerings that are conducted overseas and/or foreign investment in issuers based in Mainland China or Hong Kong. Such action could significantly or completely restrict our ability to offer securities to investors and cause the value of such securities to significantly decline.

Recent statements by the PRC government have indicated an intent to stabilize relationships with overseas regulatory authorities and support Chinese companies across all industries to list abroad. However, it remains unclear as to when and how the PRC government will alter its standard of supervision and control over overseas offerings and/or foreign investments in issuers based in Mainland China or Hong Kong.

The PRC government has proposed new rules that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over China-based internet giants. As of the date of this Annual Report, our revenue is mainly generated from the Hong Kong market and our business does not involve the collection of user data. Based on our understanding of currently applicable PRC laws and regulations, our offerings in the United States are not currently subject to the review or prior approval of the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”).

Further, on February 17, 2023, the CSRC issued the Trial Measures which became effective as at March 31, 2023. The Trial Measures require a PRC domestic enterprise seeking to issue and list its shares overseas to complete certain filing procedures and submit the relevant information to CSRC.

Should the Trial Measures be applicable to us, we may be subject to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures as required on a timely basis, or at all. Any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

Our Operating Subsidiary conducts its business in Hong Kong, a Special Administrative Region of the PRC, and has no operations in Mainland China, although some of the clients of the Operating Subsidiary are PRC companies that have shareholders or directors that are PRC individuals. As of the date of this Annual Report, we are not subject to the Chinese government’s direct influence or discretion over the manner in which we conduct our business activities outside of the PRC. In addition, we do not expect to be materially affected by recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, uncertainties still exist due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly or completely restrict our ability to offer securities to investors and could cause the value of such securities to significantly decline, which could materially and adversely affect our business, operating results, and financial position.

We may not maintain the listing of our Ordinary Shares on the NYSE American, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

Our Ordinary Shares are currently listed on the NYSE American. In order to continue listing our Ordinary Shares on the NYSE American, we must maintain certain financial and share price levels, and we may be unable to meet these requirements in the future. We cannot assure you that our Ordinary Shares will continue to be listed on the NYSE American in the future. If the NYSE American delists our Ordinary Shares, and we are unable to list our Ordinary Shares on another U.S. national securities exchange, we will endeavor to have our Ordinary Shares quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are a “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue securities or obtain financing in the future.

As long as our Ordinary Shares are listed on the NYSE American, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the NYSE American, we would be subject to regulations in each state in which we offer our Ordinary Shares.

Our securities may be prohibited from being traded on a U.S. national securities exchange under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years and, as a result, an exchange may determine to delist our Ordinary Shares. The delisting of our Ordinary Shares, or the threat of being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act (the “HFCA Act”) was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States) (the “PCAOB”) for three consecutive years (later changed to two consecutive years as detailed below), the SEC shall prohibit the company’s shares from being traded on a U.S. national securities exchange or in the over-the- counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

Our auditor, ZH CPA, LLC, the independent registered public accounting firm that issues the audit report included in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to the laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. ZH CPA, LLC is headquartered in Denver, Colorado in the United States and has been inspected by the PCAOB on a regular basis, with the last inspection in February 2025. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the PCAOB determinations. However, we cannot provide assurance that the NYSE American or regulatory authorities would not apply additional and/or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, the adequacy of personnel and training or the sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law. It includes three provisions that, if abided by, would grant the PCAOB complete access for the first time, namely: (i) the PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without consultation with, nor input from, Chinese authorities; (ii) procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; and (iii) the PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB announced that it had completed a test inspection of two selected auditing firms in mainland China and Hong Kong and had voted to vacate its previous Determination Report, which concluded in December 2021 that the PCAOB could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and such act was signed into law on December 29, 2022. However, if in the future the PCAOB is prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, then the companies audited by those registered public accounting firms could be subject to a trading prohibition on U.S. markets pursuant to the Holding Foreign Companies Accountable Act.

There can be no assurance that China will abide by the Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China and that on-site inspections and investigations of firms headquartered in mainland China and Hong Kong will occur and allow for full and timely access to information.

If the PRC government imposes new requirements for approval from the relevant PRC authorities to issue our securities to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

As of the date of this Annual Report, we and our Hong Kong subsidiary, (i) are not required to obtain permission from any PRC authorities to offer or issue our securities to foreign investors, (ii) are not subject to permission requirements from the CSRC, CAC or any other PRC regulatory authorities that is required to approve our business operations and (iii) have not received or been denied such permissions by any PRC authorities. However, given the current PRC regulatory environment, it is uncertain when and whether we or our Hong Kong subsidiary, will be required to obtain permission from the PRC government in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions, or regulatory objection to our concluded offerings from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If we and our Hong Kong subsidiary (i) do not receive or maintain such permissions or approvals, should they become applicable to us in the future or (ii) inadvertently conclude that such permissions or approvals are not required, our operations and financial conditions could be materially and adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and our securities may substantially decline in value and be worthless.

Risks Related to our Securities

Raising capital through the issuance of Ordinary Shares may cause dilution to the shareholdings of our existing shareholders.

We may offer Ordinary Shares in the future. As we continue to seek to expand our business, we may require more capital to finance our sales and marketing activities, business operations, research and development, and/or increase in production capacity. If funds are raised through the issuance of new equity or equity-linked securities other than on a pro-rata basis to our shareholders, such shareholders may experience a dilution of ownership interest or such new securities may confer rights and privileges that take priority over the Ordinary Shares registered hereby.

We do not intend to pay dividends on our Ordinary Shares in the foreseeable future.

We intend to retain any future earnings to finance the development and expansion of our business. Therefore, we do not anticipate paying any cash dividends on our Ordinary Shares in the foreseeable future unless otherwise resolved by our board of directors. Our board of directors would consider the results of our business operations, financial position, and other factors before it exercises its discretion to pay dividends. As we do not plan to pay dividends at present, capital appreciation of your Ordinary Shares may be the sole source of income of your shareholdings.

Future sales of substantial amounts of our Ordinary Shares by existing shareholders could adversely affect the price of our Ordinary Shares.

If our existing shareholders sell substantial amounts of our Ordinary Shares, the market price of our Ordinary Shares could fall. Such sale by our existing shareholders might make it more difficult for us to issue new equity or equity-linked securities in the future at a time we deem appropriate.

Our Ordinary Shares may be subject to substantial price and volume fluctuation due to a number of factors, many of which are beyond our control and may prevent our shareholders from reselling our Ordinary Shares at a profit.

The market price of our Ordinary Shares may be volatile and may fluctuate substantially due to many factors, including:

●	price and volume fluctuations in the overall stock market;

●	announcements of the introduction of new products or services by us or our competitors;

●	actual fluctuation in our quarterly operating results, and concerns by investors that such fluctuations may occur in the future;

●	deviation in our operating results from the estimates of securities analysts or other analysts;

●	additions or departures of key personnel;

●	legislation, including measures affecting the energy services sector; and

●	developments concerning current or future strategic collaborations.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue shares or other securities in the future and our ability to obtain financing in the future. There is also no assurance that an active market in our Ordinary Shares will be sustained. If an active market is not sustained, holders of our Ordinary Shares may be unable to readily sell the Ordinary Shares they hold or may not be able to sell their Ordinary Shares at all.

We expect to continue to incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We have incurred, and expect to continue to incur, significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act of 2010, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and NYSE American, have significantly increased, and will continue to significantly increase, our costs as well as the time that must be devoted to compliance matters. We expect that compliance with these laws, rules, regulations and standards will continue to substantially increase our expenses, including our legal and accounting costs, and make some of our operating activities more time-consuming and costly. These public company obligations also will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules, regulations and standards to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as our officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Ordinary Shares, fines, sanctions and other regulatory actions and potential civil litigation.

We may lose our status as a “foreign private issuer” in the United States, which would result in increased costs related to regulatory compliance under United States securities laws.

We will cease to qualify as a “foreign private issuer,” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), if, as of the last business day of our second fiscal quarter, more than 50% of our outstanding shares are directly or indirectly owned by residents of the United States. If we determine that we fail to qualify as a foreign private issuer, we will cease to be eligible to avail ourselves of the forms and rules designated for foreign private issuers beginning on the first day of the fiscal year following such determination. Among other things, this will result in loss of the exemption from registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provided by Rule 12g3-2(b) promulgated thereunder, and, if we are required to register our Ordinary Shares under section 12(g) of the Exchange Act, we will have to do so as a U.S. domestic company. Further, any securities that we issue in unregistered or unqualified offerings both within and outside the United States will be “restricted securities” (as defined in Rule 144(a)(3) promulgated under the Securities Act), and will continue to be subject to United States resale restrictions notwithstanding their resale in “offshore transactions” pursuant to Regulation S promulgated under the Securities Act. As a practical matter, this will likely require us to register more offerings of our securities under the Securities Act on either a primary offering or resale basis, even if they take place entirely outside the United States. The resulting legal and administrative costs of complying with the resulting regulatory requirements are anticipated to be substantial, and to subject us to additional exposure to liability for which we may not be able to obtain insurance coverage on favorable terms, or at all.

The issuance of Ordinary Shares upon conversion of the July 2026 Notes, the exercise of the July 2026 Warrants and July 2026 Pre-Funded Warrants and/or pursuant to the Equity Purchase Agreement could result in substantial dilution to our existing shareholders.

In July 2026, we (i) entered into a Securities Purchase Agreement with an investor (the “July 2026 Securities Purchase Agreement”), pursuant to which we issued (x) an unsecured promissory note in the aggregate principal amount of US$10.0 million, fundable in tranches (the initial tranche of which was funded at the initial closing) (the “2026 Note”), (y) warrants to purchase up to an aggregate of 29,122,679 Ordinary Shares (subject to adjustments as set forth in the warrants) (the “July 2026 Warrants”) and (z) pre-funded warrants to purchase up to an aggregate of up to 1,143,962 Ordinary Shares (the “July 2026 Pre-Funded Warrants”) and (ii) entered into an equity purchase agreement with the same investor (the “Equity Purchase Agreement”) pursuant to which we may issue and sell to the investor, and the investor may purchase from us, up to US$100.0 million of our Ordinary Shares (or pre-funded warrants in lieu thereof) (the offering pursuant to which we effected the foregoing transactions in clauses (i) and (ii), the “July 2026 Private Placement”).

The issuance of Ordinary Shares upon the conversion or exercise of the July 2026 Notes, the July 2026 Warrants and/or the July 2026 Pre-Funded Warrants, as well as the issuance of Ordinary Shares pursuant to the Equity Purchase Agreement, could result in substantial dilution to the ownership interests and voting power of our existing shareholders and could adversely affect the market price of our Ordinary Shares. The actual number of Ordinary Shares that may be issued pursuant to the Equity Purchase Agreement will depend on, among other things, the purchase price applicable to each issuance and therefore could be substantial, particularly if the price of our Ordinary Shares declines. In addition, the July 2026 Warrants also contain certain anti-dilution and other adjustment provisions that could result in a substantial amount of our Ordinary Shares being issued upon their exercise.

Although certain exercises or issuances may be subject to beneficial ownership limitations at particular times, such limitations do not eliminate the potential for substantial aggregate dilution over time. Furthermore, the holder of the July 2026 Warrants may have an economic incentive to exercise its warrants at a time when the market price of our Ordinary Shares is above the applicable exercise price. Purchases by the investor pursuant to the Equity Purchase Agreement may also occur at times and prices determined pursuant to the terms of the Equity Purchase Agreement, which could result in the issuance of Ordinary Shares at prices below the prevailing market price. Any such issuances could increase the number of our outstanding Ordinary Shares, reduce the percentage ownership and voting power of our existing shareholders, place downward pressure on the market price of our Ordinary Shares.

The potential dilution resulting from the July 2026 Private Placement could also impair our ability to raise additional capital through the sale of equity or equity-linked securities on favorable terms. Existing shareholders may therefore experience significant dilution of their ownership, voting power and economic interests in us, and the market price of our Ordinary Shares could decline as a result.

The terms of the July 2026 Warrants may result in substantial dilution to our existing shareholders, require us to expend significant cash resources and limit our ability to raise additional capital.

The July 2026 Warrants contain provisions that could result in substantial dilution to our existing shareholders and could adversely affect our financial condition and ability to raise additional capital. For so long as any July 2026 Warrants remain outstanding, if we issue or sell, or are deemed to have issued or sold, Ordinary Shares or Ordinary Share equivalents at a price below the then-current exercise price of the July 2026 Warrants, subject to certain customary exclusions, the exercise price of the July 2026 Warrants will generally be reduced to the price of such issuance or sale or deemed issuance or sale, subject to an exercise price floor (the “Exercise Price Floor”). The number of Ordinary Shares issuable upon exercise of the July 2026 Warrants will also be proportionately adjusted so that the aggregate exercise price payable upon exercise of the July 2026 Warrants remains unchanged. These full-ratchet anti-dilution provisions could result in a substantial increase in the number of Ordinary Shares issuable upon exercise of the July 2026 Warrants and significant dilution to existing shareholders if we issue securities at prices below the then-current exercise price of the July 2026 Warrants. Moreover, if an issuance that results in an adjustment to the exercise price is subsequently unwound, cancelled or otherwise does not occur, the exercise price of the July 2026 Warrants will not be restored to the level that would have applied absent such issuance.

In addition, beginning six months after the issuance of the July 2026 Warrants and every six months thereafter while the July 2026 Warrants remain outstanding, the exercise price of the July 2026 Warrants will be subject to a periodic adjustment based on the trading price of our Ordinary Shares, subject to the Exercise Price Floor. Any such adjustment may reduce the exercise price and proportionately increase the number of Ordinary Shares issuable upon exercise of the July 2026 Warrants. As a result, the holder of the July 2026 Warrants could receive significantly more Ordinary Shares upon exercise than originally contemplated, resulting in further dilution to our existing shareholders.

The July 2026 Warrants will also automatically be exercised on a cashless basis at expiration if they have not previously been exercised. In such circumstances, we would issue Ordinary Shares to the holder of the July 2026 Warrants without receiving any cash exercise proceeds, which would increase the number of our outstanding Ordinary Shares without providing us with additional capital.

In addition, upon the occurrence of certain mergers, consolidations, asset sales or other fundamental transactions, the holder of the July 2026 Warrants may require us to repurchase the July 2026 Warrants for their Black-Scholes Value, as defined in the July 2026 Warrants. Depending on the circumstances and market conditions at the time, the amount required to repurchase the July 2026 Warrants could be significant and could require us to use substantial cash resources at a time when we may otherwise need such resources for working capital, capital expenditures, debt repayment or other corporate purposes.

Finally, the July 2026 Warrants and the July 2026 Notes restrict our ability to enter into certain variable-rate financing transactions while they remain outstanding. These restrictions may limit the types of financing transactions available to us, make future financings more difficult or costly, and delay or prevent us from pursuing financing opportunities that might otherwise be available to us. If we are unable to raise additional capital on acceptable terms or when needed, our liquidity and financial condition could be adversely affected.

Any or all of these provisions could adversely affect the market price of our Ordinary Shares, result in substantial dilution to our existing shareholders, require us to deploy significant cash resources and limit our financial and strategic flexibility.

Our dual class share structure may concentrate voting power with holders of our Class B Ordinary Shares and may limit the ability of holders of our Class A Ordinary Shares to influence corporate matters.

At the Extraordinary General Meeting held on August 10, 2026, our shareholders approved the Reclassification of our authorized share capital into Class A Ordinary Shares (as defined herein) and Class B Ordinary Shares (as defined herein). Each Class A Ordinary Share will be entitled to one vote per share, while each Class B Ordinary Share will be entitled to 50 votes per share. Immediately following the Reclassification, 5,280,000 Class A Ordinary Shares held by Joyful Star Limited will be repurchased and cancelled in exchange for 5,280,000 Class B Ordinary Shares, and 1,080,000 Class A Ordinary Shares held by Green Circle Limited will be repurchased and cancelled in exchange for 1,080,000 Class B Ordinary Shares.

As a result, the holders of our Class B Ordinary Shares will have substantially greater voting power than holders of our Class A Ordinary Shares on a per-share basis. The 6,360,000 Class B Ordinary Shares will carry an aggregate of 318,000,000 votes, compared with one vote per Class A Ordinary Share. Accordingly, depending on the number of Class A Ordinary Shares outstanding, the holders of our Class B Ordinary Shares may be able to exercise significant influence over, or potentially control, the outcome of matters submitted to shareholders for approval, including the election or removal of directors, mergers, consolidations, dispositions of substantially all of our assets and other significant corporate transactions.

The interests of the holders of Class B Ordinary Shares may differ from, or conflict with, those of holders of our Class A Ordinary Shares. In circumstances where the interests of the holders of Class B Ordinary Shares differ from those of our other shareholders, the holders of Class B Ordinary Shares may be able to cause or prevent corporate actions to be taken regardless of whether such actions are favored by holders of our Class A Ordinary Shares. In addition, the existence of the dual class structure may have the effect of reducing the ability of holders of our Class A Ordinary Shares to influence our management and affairs and may delay, discourage or prevent a change in our control, even where such a transaction may be favored by other shareholders.

The dual class structure may also adversely affect the trading price of our securities. Certain investors, including investment funds, institutional investors and index providers, may view dual class structures negatively because they can reduce shareholder accountability and provide holders of high-vote shares with voting control disproportionate to their economic ownership. As a result, the existence of our dual class structure could cause some investors to refrain from purchasing our securities or otherwise limit demand for our securities, which could adversely affect their market price and liquidity.

The concentration of voting power resulting from our dual class share structure could therefore limit the ability of holders of our Class A ordinary shares to participate meaningfully in decisions affecting us and could adversely affect the value of our securities. See “Item 4. Information on the Company - A. History and Development of the Company – Recent Developments - Extraordinary General Meeting” for additional details.

Terms of subsequent financings, if any, may adversely impact investors’ investments.

We may have to engage in equity or debt financings in the future. The rights and the value of each investor’s investment in our Ordinary Shares could be reduced by the dilution caused by future equity issuances. Interest on debt securities could increase costs and negatively impact operating results. If we need to raise more equity capital from the sale of additional stock, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms of the investors’ investments.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the Cayman Islands and our Operating Subsidiary is incorporated in Hong Kong.

We are incorporated under the laws of the Cayman Islands and most of our directors and officers reside outside the United States. Moreover, such directors and officers may not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

We have been advised that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been further advised that the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the foreign courts (other than judgements from certain Australian courts which are recognized under the Foreign Judgements Reciprocal Enforcement Act) against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

We have also been advised that there is uncertainty as to whether a Hong Kong court would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Generally, a foreign judgment may either be registered in accordance with a mutual enforcement arrangement between Hong Kong and the jurisdiction in which the foreign judgment was obtained or be enforced thorough initiating fresh proceeding in Hong Kong under common law. Nevertheless, there is currently no such mutual enforcement arrangement between Hong Kong and the United States. Furthermore, a common law action for recognition of foreign judgment is subject to certain requirements in relation to, among others, the nature of the judgment.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than they would as public shareholders of a corporation incorporated in the United States.

Economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act, (2020 Revision) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities.” As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. The Substance Act continues to evolve over time and is subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

General Overview

We are a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services. Our mission statement is “to preserve the world by decarbonization technologies.” As an advocate of decarbonization, we design, develop, and provide customized energy saving solutions that bring considerable economic benefits to our clients and reduce carbon emissions for a sustainable future.

As carbon emissions continue to build up in the atmosphere at historic levels, the theme of decarbonization has been gaining momentum on the international stage, and companies and governments all over the world are facing more pressure than ever to develop and execute a meaningful net-zero strategy, especially after the adoption of the Paris Agreement and the Glasgow Climate Pact in 2015 and 2021, respectively. Even though decarbonization strategies vary significantly across industries, it is believed that transitioning to clean-energy sources is a far more visible pathway toward net zero for many organizations. It is in such context that we have devised and have been consolidating our corporate mission to research, develop, strategize, and commercialize our decarbonization technology and products that not only bring considerable economic benefits to our clients, but also contribute to the global campaign of decarbonization and ultimately a more sustainable future.

Our proprietary technology is a PCM TES technology. By applying material science and nanotechnology, we have successfully invented and manufactured our PCM which allows temporary storage of excess thermal energy for later use and thereby bridges the gap between energy availability and energy use.

With our industry experience and professional expertise, we have put our BocaPCM-TES (our “BocaPCM-TES Technology”) into practice and invented our product, “BocaPCM-TES Panel,” a custom-made HDPE plastic encapsulated container fully filled with our PCM solution. Currently, we have developed more than 20 types of PCM, each of which has a unique phase change temperature and TES capacity to accommodate different temperature requirements in various PCM-TES applications. Based on the type of PCM solution filled into the HDPE plastic containers, we are able to manufacture customized BocaPCM-TES Panels with a wide range of operating temperatures from -86°C to +600°C to suit our clients’ needs. Accordingly, our BocaPCM-TES Panels can be utilized in many HVAC and refrigeration applications.

By utilizing our customized BocaPCM-TES Panels, we design, develop, and manufacture our phase change material thermal energy storage system and apply it on various central air conditioning systems. Our Ultra-High Efficiency Boca Hybrid Power Chiller Plant is essentially an advanced cooling system that can be deployed in most existing and new buildings, and it is environmentally friendly with a long lifespan. Operating alongside our self-developed fully automatic control system, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can increase its efficiency by optimization control model that shifts chiller plant’s cooling load from on-peak periods to off-peak periods through applying real-time electricity demand peak management, resulting in a lower running cost due to lower tariff rate charged during off-peak periods. Taking our HAECO project (“HAECO Project”) as a reference, buildings installed with our Ultra-High Efficiency Boca Hybrid Power Chiller Plant are able to reduce at least 40% of electricity consumption during all running time, and approximately 50% to 70% of the running cost (depending on the local electricity tariff) when compared with conventional central air conditioning systems. As a result, our technology and products not only contribute to the global campaign of decarbonization by cutting carbon emissions directly, but also bring considerable economic benefits to our clients.

To further our corporate mission and better grasp the market opportunities, we continue to strive to develop environmental-friendly, efficient and cost-saving technologies and solutions for the benefit of our clients and the world at large.

Bayview Garden Shopping Centre Project

In August 2024, we entered into a lump sum fixed price contract of HK$12,999,000 with LMP International Limited for the provision of our BocaPCM-TES System at the Bayview Garden Shopping Centre, a shopping mall located at 633 Castle Peak Road, Tsuen Wan, Tsuen Wan District, New Territories, Hong Kong, with a gross floor area of approximately 50,000 square feet. The services we provided included the supply and installation of the complete mechanical ventilation and air conditioning (“MVAC”) installation for Bayview Garden Shopping Centre.

Macau University of Science and Technology Foundation – University Hospital

In March 2025, we entered into an lump sum fixed price contract of HK$14,000,000 with Macau University of Science and Technology Foundation – University Hospital (the “Macau Hospital”) for the provision of our ultra-high efficiency chiller plant which includes the installation of “Ultra High Efficiency Chiller Plant System + BocaPCM-TES + BocaAI Controls.” The project was completed in May 2026.

History and Development

We commenced our business operations in 1992 and established Boca International Limited, our current major operating entity in Hong Kong. Since then, we have been investing substantial resources in technological advancements, particularly our research and development in PCM and the ancillary technologies for enhancing its commercial applicability.

We have been conducting research and experiments in the physical characteristics and chemical compositions of various PCM. In 1992, one of our most important PCM was invented. It undergoes phase change (solidification) at +8°C, which is the optimum temperature for its application in air conditioning systems.

In 2003, we developed the first-generation BocaPCM solution encapsulation in the form of a stainless-steel ball for improving its durability and the heat transfer efficiency of our PCM. Subsequently, in 2007, with the technological advancement in material science, we switched to HDPE panels in our second-generation encapsulations which significantly lowered the costs and brought our technology one step closer to commercialization. In 2013, we further improved the design of our HDPE panels by applying ultrasonic welding technology to enhance its heat transfer rate. HDPE panels are used in the production of our existing BocaPCM-TES Panel, which forms an important part of our BocaPCM-TES System.

In 2015, we developed a fully automatic control software for our Ultra-High Efficiency Boca Hybrid Power Chiller Plant which significantly increases its energy saving performance and operation efficiency. Going forward, one of our research and development goals is to upgrade our current fully automatic control system to an artificial intelligence system.

In 2015, Boca International Limited, then wholly owned by Chan Kam Biu Richard, was acquired by Richly Conqueror Limited. In 2016, Boca International Limited was acquired by SGOCO International (HK) Limited, a subsidiary of SGOCO Group Limited (“SGOCO”, currently known as Troops, Inc., Nasdaq: TROO) incorporated in Hong Kong, from Richly Conqueror Limited, for a total consideration of HK$52 million in the form of cash, plus 3.4 million new shares in SGOCO Group Limited. In June 2018, SGOCO transferred 48.9% interest in Boca International Limited to an independent third party as part of the consideration to acquire the entire issued share capital of a limited company. In August 2018, the independent third party sold its 48.9% interest to Green Circle Limited. On August 26, 2020, Chan Kam Biu Richard acquired the entire share capital of Green Circle Limited from an independent third party who Chan Kam Biu Richard personally knows. On September 10, 2020, SGOCO disposed of the remaining 51.1% interest in Boca International Limited to an independent third party. On September 21, 2020, the independent third party sold its 51.1% interest to Joyful Star Limited. On September 22, 2020, Chan Kam Biu Richard acquired the entire share capital of Joyful Star Limited from an independent third party who Chan Kam Biu Richard personally knows. On September 24, 2020, Green Circle Limited sold its 48.9% interest to Joyful Star Limited. Thus, the entire issued share capital of Boca International Limited was transferred to Joyful Star Limited in September 2020. In particular, the 51.1% interest in Boca International Limited was transferred to Joyful Star Limited for a consideration of HK$94 from the independent third party and the remaining 48.9% interest in Boca International Limited was transferred to Joyful Star Limited for a consideration of HK$90.

As part of our founding partners’ early involvement, where they provided valuable resources contributing to our growth, Wong Tan Suen, on behalf of Wong C Ching and Ma Chi Heng, subscribed for 360,000 Ordinary Shares and 240,000 Ordinary Shares, respectively, at a par value of US$0.001 per share, in 2022, as part of the restructuring of our in anticipation to our initial public offering. Prior to the subscription, Wong C Ching and Ma Chi Heng provided an aggregate loan of HK$5,000,000 (HK$4,010,000 and HK$990,000 respectively) to Boca International Limited, and of that amount, HK$4,600,000 remains outstanding. Subsequent to the consummation of our initial public offering, the obligation to repay the remaining outstanding amount of HK$4,600,000 was settled.

During a reorganization in 2022, we established our current offshore holding structure. Specifically, we established Green Circle Decarbonize Technology Limited in the Cayman Islands on February 15, 2022 as an exempted company with limited liability under the laws of Cayman Islands. After the completion of the reorganization in 2022, Green Circle Decarbonize Technology Limited became our offshore holding company and has held our subsidiary directly since then.

Corporate Structure

Green Circle Decarbonize Technology Limited is a holding company that does not have substantive operations. We conduct our businesses through our wholly-owned subsidiary, Boca International Limited. Boca International Limited was incorporated on June, 16, 1992 as a limited liability corporation under the laws of Hong Kong. The chart below summarizes our corporate structure and identifies the principal subsidiary as of the date of this Annual Report:

Recent Developments

Initial Public Offering and Listing

On January 14, 2026, we consummated our initial public offering of 2,500,000 Ordinary Shares, at a price of US$4.00 per share, for aggregate gross proceeds of US$10,000,000. We received net proceeds from the initial public offering of approximately US$8,566,625, after deducting underwriting discounts and commissions and offering expenses (excluding the exercise of the over-allotment option described below).

In connection with our initial public offering, we also granted the underwriters of the initial public offering a 45-day option to purchase up to an additional 375,000 Ordinary Shares to cover over-allotments, if any. On February 12, 2026, the underwriters exercised the over-allotment option in full, pursuant to which we issued and sold to the underwriters, 375,000 Ordinary Shares at a price of US$4.00 per share, resulting in additional gross proceeds of US$1,500,000. As a result, inclusive of the over-allotment option, we raised aggregate gross proceeds of US$11,500,000 from our initial public offering.

In connection with our initial public offering, we also issued underwriters’ warrants (“Underwriters’ Warrants”) to each of the representative of the underwriters in the initial public offering and the co-manager of the initial public offering. Each Underwriter’s Warrant entitles the holder to purchase up to an aggregate of 62,500 Ordinary Shares. The Underwriters’ Warrants may be exercised beginning on September 30, 2026 until September 30, 2029. The initial exercise price of the Underwriters’ Warrants is US$4.00 per share.

In connection with our initial public offering, our Ordinary Shares became listed on the NYSE American and began trading thereon on January 13, 2026, under the symbol “GCDT.”

Resignation of Chief Financial Offer and Appointment of New Chief Financial Officer

Effective April 15, 2026, our then Chief Financial Officer, Mr. Lai Tai Yan, resigned from his position as our Chief Financial Officer. Mr. Lai’s resignation was not due to any disagreement with us, our management or our board of directors on any matter relating to our operations, policies or practices.

Effective June 8, 2026, our board of directors appointed Mr. Louis Ho Ming Leung as our new Chief Financial Officer.

July 2026 Private Placement

In July 2026, pursuant to the July 2026 Private Placement, we (i) entered into the Securities Purchase Agreement, pursuant to which we issued (x) the July 2026 Note in the aggregate principal amount of US$10.0 million, fundable in tranches (the initial tranche of which was funded at the initial closing), (y) the July 2026 Warrants to purchase up to an aggregate of 29,122,679 Ordinary Shares (subject to adjustments as set forth in the warrants) and (z) the July 2026 Pre-Funded Warrants to purchase up to an aggregate of up to 1,143,962 Ordinary Shares and (ii) entered into the Equity Purchase Agreement pursuant to which we may issue and sell to the investor, and the investor may purchase from us, up to US$100.0 million of our Ordinary Shares (or pre-funded warrants in lieu thereof).

The July 2026 Note matures on January 16, 2027, was issued with an original issue discount of 20%, and is convertible, in whole or in part, into our Ordinary Shares at a conversion price of the greater of (x) $0.1099 per share (the “Note Conversion Floor Price”) and (y) 80% of the lowest closing price of our Ordinary Shares on our principal trading market during the five trading days immediately prior to the date of the applicable notice of conversion. The conversion price of the July 2026 Note and the Note Conversion Flor Price are each subject to certain adjustments, as set forth in the July 2026 Note. The July 2026 Note does not bear any interest until the maturity date. In the event the July 2026 Note or any portion thereof is not converted, the unconverted portion of the July 2026 Note, together with any accrued interest must be paid by the maturity date. Amounts due under the July 2026 Note may be prepaid at any time, upon ten trading days’ prior written notice to the holder, at a price equal to 110% of the portion of the July 2026 Note so prepaid. Pursuant to the terms of the July 2026 Note, if we raise additional capital, the holder of the July 2026 Note may require us to use up to 50% of the gross proceeds of such capital raise to repay the then outstanding balance of the July 2026 Note in cash, at a price equal to 110% of the sum of (i) the principal amount of the July 2026 Note so prepaid plus (ii) all accrued and unpaid interest thereon through the prepayment date plus (iii) all other amounts then due and owing under the July 2026 Note. The forgoing shall not apply to any draw under the Equity Purchase Agreement.

The subscription amount of the July 2026 Note (being US$8,000,000) is payable in three installments. The initial installment (being 25% of the total amount, or US$2,000,000) was due, and paid, on the closing date of the July 2026 Private Placement. The second installment (being 6.25% of the total amount, or US$500,000) is due and payable upon our filing or furnishing of the resale registration statement or draft resale registration statement, as applicable, with the SEC, covering the shares issuable upon conversion of the July 2026 Note; provided we have also timely filed this Annual Report with the SEC, the filing or furnishing of the resale registration statement or draft resale registration statement occurs by August 15, 2026, and we have complied with certain additional conditions to the noteholder’s obligation to fund the second installment. The third installment (being 68.75%, or US$5,500,000) is due and payable upon the resale registration statement covering the shares issuable upon conversion of the July 2026 Note being declared effective by the SEC; provided, provided we have also timely filed this Annual Report with the SEC, the foregoing resale registration statement is declared effective by the earlier of the 45th calendar day following the initial filing or furnishing of the resale registration statement or draft resale registration statement, as applicable, and September 29, 2026, and we have complied with certain additional conditions to the noteholder’s obligation to fund the third installment.

The July 2026 Warrants are exercisable at any time until 5:00 p.m. (New York City time) on July 16, 2028, and were issued with an initial exercise price of US$2.00 per Ordinary Share. The July 2026 Warrants include several provisions that differ from customary public offering warrants, including, but not limited to (i) certain anti-dilution protections, including full-ratchet anti-dilution provisions, (ii) periodic exercise price adjustments, (iii) automatic cashless exercise at expiration, (iv) fundamental transaction cash-out rights and (v) prohibitions on variable rate transactions.

A holder of the July 2026 Note or the July 2026 Warrants will not have the right to convert or exercise, as applicable, any portion of the July 2026 Note or its July 2026 Warrants, as applicable, if the holder, together with its affiliates and attribution parties, would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such conversion or exercise, as applicable.

The foregoing descriptions of the July 2026 Note and the July 2026 Warrants are intended solely as summaries and are qualified in their entirety by reference to the full text of the July 2026 Note and the July 2026 Warrants, as applicable, copies of which have been filed as exhibits to this Annual Report.

Extraordinary General Meeting

On August 10, 2026, we held an extraordinary general meeting of our shareholders (the “Extraordinary General Meeting”), at which our shareholders approved all of the resolutions described below:

●	Increase in Authorized Share Capital. Our shareholders approved an increase in our authorized share capital from US$50,000, divided into 50,000,000 Ordinary Shares, to US$5,000,000, divided into 5,000,000,000 Ordinary Shares, by the creation of an additional 4,950,000,000 shares ranking pari passu with our existing Ordinary Shares. The increase in authorized share capital became effective upon the passing of the resolution.

●	Creation of Class A and Class B Ordinary Shares. With effect from the first business day following the date of the Extraordinary General Meeting, our shareholders also approved the reclassification (the “Reclassification”)of our authorized share capital into 4,993,640,000 Class A ordinary shares of US$0.001 par value each (the “Class A Ordinary Shares”), each carrying one vote per share, and 6,360,000 Class B ordinary shares of US$0.001 par value each (the “Class B Ordinary Shares”), each carrying 50 votes per share. In connection with the Reclassification, all our issued shares will be redesignated as Class A Ordinary Shares. Immediately following the Reclassification, 5,280,000 Class A Ordinary Shares held by Joyful Star Limited will be repurchased and cancelled in exchange for the issuance to Joyful Star Limited (or its designee) of 5,280,000 Class B Ordinary Shares, and 1,080,000 Class A Ordinary Shares held by Green Circle Limited will be repurchased and cancelled in exchange for the issuance to Green Circle Limited (or its designee) of 1,080,000 Class B Ordinary Shares. Accordingly, the approved transactions will result in the creation of 6,360,000 Class B Ordinary Shares carrying 50 votes per share, with the remaining authorized shares being Class A Ordinary Shares carrying one vote per share.

●	Share Consolidation. The shareholders further approved a consolidation of our issued and unissued shares of all classes or series, with the exact consolidation ratio to be determined by our board of directors within a range of two-for-one to 200-for-one. Our board of directors is authorized to determine the effective date of the share consolidation, provided that such date is no later than February 6, 2027. Any fractional shares resulting from the consolidation will not be issued and, to the extent permitted by applicable law, will be rounded up so that each shareholder receives one consolidated share in lieu of any fractional share.

Our shareholders also approved our second amended and restated memorandum and articles of association, which incorporated our new dual class structure share structure and the related rights, restrictions and privileges.

Unless otherwise indicated, all share amounts and references to “Ordinary Shares” contained in this Annual Report are presented on a pre-Reclassification basis and do not give effect to the Reclassification approved at the Extraordinary General Meeting. Accordingly, references to “Ordinary Shares” in this Annual Report should be read as references to our ordinary shares prior to such Reclassification. Where information is presented giving effect to the Reclassification, the applicable disclosure will expressly indicate that it is presented on a post-Reclassification basis.

Corporate Information

Our principal executive office is located at Unit 1809, Prosperity Place, 6 Shing Yip St., Kwun Tong, Kowloon, Hong Kong and our phone number at such address is +852 2882 1222. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168.

We maintain a corporate website at https://pcm-tes.com/. The information contained in, or accessible from, our website is not a part of this Annual Report, nor is such information incorporated by reference herein.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov.

4.B. Business Overview

We are a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services. We conduct our businesses through our wholly-owned subsidiary, Boca International Limited.

Our Mission

As carbon emissions continue to build up in the atmosphere at historic levels, the theme of decarbonization has been gaining momentum on the international stage, and companies and governments are facing more pressure than ever to develop and execute a meaningful net-zero strategy, especially after the adoption of the Paris Agreement and the Glasgow Climate Pact in 2015 and 2021, respectively.

Paris Agreement

From November 30 to December 12, 2015, the 21st United Nations Climate Change Conference of the Parties (“COP21”) was held in Paris. In the COP21, all members of the United Nations Framework Convention on Climate Change (“UNFCCC”) adopted the Paris Agreement, which is a legally binding international treaty on climate change.

The purpose of the Paris Agreement is to strengthen the global response to the threat of climate change, in the context of sustainable development and efforts to eradicate poverty, including by:

(i)	holding the increase in the global average temperature to well below 2°C above pre-industrial levels and pursuing efforts to limit the temperature increase to 1.5°C above pre-industrial levels, recognizing that this would significantly reduce the risks and impacts of climate change (“Paris Agreement Temperature Goal”);

(ii)	increasing the ability to adapt to the adverse impacts of climate change and foster climate resilience and low greenhouse gas emissions development, in a manner that does not threaten food production; and

(iii)	making finance flows consistent with a pathway towards low greenhouse gas emissions and climate-resilient development.

It is specifically acknowledged in the Paris Agreement that climate change is a common concern of humankind, and accordingly the fight against climate change and the pursuit of decarbonization is not only an imperative agenda of governments or states, but also requires commitment and active participation and contribution by non-state actors such as businesses, financial institutions, educational institutions, and healthcare institutions. In terms of actual implementation, increasing energy efficiency and moving from fossil fuels to renewable energy are two of the keystones in the battle against climate change and in the transition to a better and more sustainable world.

Glasgow Climate Pact

Under the framework of the Paris Agreement, it requires each of the signing countries to submit a pledge named “nationally determined contributions” (“NDC”) to limit their greenhouse gas emissions, and they are expected to submit their enhanced NDC every five years to ratchet up the ambition to mitigate climate change. Given that the Paris Agreement was signed in 2015, the conference of 2020 was originally scheduled to be the first ratcheting up. However, due to the COVID-19 pandemic, it was postponed to 2021.

From October 31 to November 13, 2021, the United Kingdom hosted the 26th United Nations Climate Change Conference of the Parties (“COP26”) in Glasgow. After 13 days of negotiations, every attending party at COP26, representing almost 200 countries, agreed to the Glasgow Climate Pact, which is the first climate agreement explicitly planning to reduce unabated coal usage.

The Glasgow Climate Pact not only reaffirms the Paris Agreement Temperature Goal, but also urges each of the signing countries to take further actions to accelerate the development, deployment and dissemination of technologies, and the adoption of policies, to transition towards low-emission energy systems, including by rapidly scaling up the deployment of clean power generation and energy efficiency measures, including accelerating efforts towards the phasedown of unabated coal power and phase-out of inefficient fossil fuel subsidies.

Our Contributions to Decarbonization

As of the date of this Annual Report, all 198 UNFCCC members have either signed or acceded to the Paris Agreement and the Glasgow Climate Pact. This means they have agreed to gradually reduce the use of fossil fuels and carbon dioxide emissions to reach net carbon neutrality by 2050 and keep global warming below 2°C by the year 2100.

Even though decarbonization strategies vary significantly across industries, it is believed that transitioning to clean-energy sources is a far more visible pathway toward net zero for many organizations. In particular, in the utility sector, initiatives like use of energy-efficiency programs, time-of-use pricing and energy-management programs have proven to be more cost effective than investing large capital dollars into expanding energy-generation capacity. It is in such context that we have devised and have been consolidating our corporate mission to research, develop, strategize, and commercialize our decarbonization technology and products that not only bring considerable economic benefits to our clients, but also contribute to the global campaign of decarbonization and ultimately a more sustainable future.

Our Products

TES

Thermal energy storage (“TES” is a technology that stocks thermal energy by heating or cooling a storage medium so that the stored energy can be used at a later time for heating and cooling applications and power generation. It may involve a 24-hour or, alternatively, a weekly or seasonal, storage cycle depending on the system design. TES systems are used particularly in buildings and in industrial processes. Whilst the output is always thermal, the input energy may be either thermal or electrical.

PCM

By applying material science and nanotechnology, we have successfully invented and manufactured a phase change material (“PCM”) which allows temporary storage of excess thermal energy for later use and thereby bridges the gap between energy availability and energy use. Furthermore, it provides a large thermal buffer for the optimization of heating, ventilation, and air conditioning (“HVAC”) and refrigeration applications.

BocaPCM-TES Panel

With our industry experience and professional expertise, we have put our BocaPCM-TES Technology into practice and invented “BocaPCM-TES Panels,” a custom-made high-density polyethylene (“HDPE”) plastic encapsulated container fully filled with our PCM solution. Currently, we have developed more than 20 types of PCM, each of which has a unique phase change temperature and TES capacity to accommodate different temperature requirements in various PCM-TES applications. Furthermore, raw materials used in all our PCM are natural substances and are non-toxic in nature, which means they are generally safe to the environment. Based on the type of PCM solution filled into the HDPE plastic containers, we are able to manufacture customized BocaPCM-TES Panels with a wide range of operating temperatures from -86°C to +600°C to suit our clients’ needs. Accordingly, our BocaPCM-TES Panels can be utilized in many HVAC and refrigeration applications.

BocaPCM-TES Panel

BocaPCM-TES Tank

To ensure safe and reliable operation, we adopt the ultrasonic welding method to seal the BocaPCM-TES Panel after it is fully filled with our PCM solution. The design of plastic container has incorporated internal support columns as well as external guide circles so that our BocaPCM-TES Panels can be stacked on top of each other thereby forming a large self-assembling heat exchanger within the tank (“BocaPCM-TES Tank”). The self-stacking concept can be applied in both water flow system and air flow system, and the gap between each container provides an ideal flow passage with a large heat exchange surface. Since the maximum stacking height of our BocaPCM-TES Panels is approximately two-point-six meters, the diameter of our BocaPCM-TES Tank will normally be less than approximately three meters.

Water Flow System of BocaPCM-TES Tank	Air Flow System of BocaPCM-TES Tank

Our BocaPCM-TES Tank is usually made by steel. Depending on the space availability and structural load, it can be constructed on the rooftop, underground or anywhere of the building. It is usually installed close to the chiller plant in order to minimize pipework and pumping energy penalties. If pressurized tank is required, cylindrical tank can be used to accommodate our BocaPCM-TES Panels with minimum bypass distance.

Horizontal Cylindrical BocaPCM-TES Tank

BocaPCM-TES System

Our BocaPCM-TES System adopts a modular design architecture. For sites that have limited space concerns, our system can be subdivided into multiple BocaPCM-TES Tanks in parallel or series layout, giving flexibility to our clients.

BocaPCM-TES System – BocaPCM-TES Tanks arranged in parallel and series layout

Fully Automatic Control System

Our team has developed a fully automatic control system to optimize the operation of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant so that it can operate at its maximum coefficient of performance (“COP”) at all times, notwithstanding the cooling load and the temperature of chilled water varying from time to time.

Our Technology

Types of Refrigeration Units

Different types of refrigeration units have different cooling efficiencies. Subject to the type of compressor being used, refrigeration units can be divided into three categories, namely (i) reciprocating refrigeration unit, (ii) screwed refrigeration unit, and (iii) centrifugal refrigeration unit.

●	Reciprocating refrigeration unit. It is normally used in occasions where the demand for cooling capacity is low, and its COP is about three to four under standard operating conditions.

●	Screwed refrigeration unit. It is normally used in medium-sized enterprises, and its COP can reach around four to five under standard operating conditions.

●	Centrifugal refrigeration unit. It is normally used in medium and large enterprises, and its COP can reach up to five to six under standard operating conditions.

Centrifugal refrigeration unit has the highest COP and hence it is usually used in central air conditioning systems of commercial buildings. Nonetheless, its average COP can only reach four at most.

Relationship between Cooling Load and COP

In general, a refrigeration unit has to operate at full capacity in order to maximize its COP. However, it is almost practically impossible as the performance of a refrigeration unit is affected by numerous factors, in particular, the weather. Most of the time, refrigeration units operate in partial cooling loads, yielding a relatively low COP. As shown in the cooling load to COP graph below, the COP is varied with the change in the temperature of chilled water or the cooling load, and the maximum COP can only be achieved under a particular cooling load with a particular temperature of chilled water.

The operation of centrifugal refrigeration units is different from that of reciprocating refrigeration units and screwed refrigeration units. For centrifugal refrigeration units, their COP can be greatly improved by adding a variable speed motor. As shown in the cooling load to COP graph below, although the COP of a refrigeration unit can be greatly improved when it works under partial cooling loads, there is still limitation for enhancing the COP by using variable speed motors, i.e., the cooling load must be between 40% and 60% in order to reach the highest COP. However, as mentioned above, it is impossible for a central air conditioning system to operate in this interval during most of the year. Therefore, it is difficult to achieve the optimum performance by simply adding a variable speed motor in a centrifugal refrigeration unit.

Cooling load to COP graph of a refrigeration unit under different chilled water temperatures

Ultra-High Efficiency Boca Hybrid Power Chiller Plant

In order to overcome the aforementioned limitations, we invented our Ultra-High Efficiency Boca Hybrid Power Chiller Plant by incorporating our BocaPCM-TES System and fully automatic control system into a central air conditioning system so that it not only allows the refrigeration unit to operate in partial cooling loads with high efficiency under an unbalanced strategy, but also guarantees that the total cooling load requirement is satisfied.

Design of Ultra-High Efficiency Boca Hybrid Power Chiller Plant

Our Ultra-High Efficiency Boca Hybrid Power Chiller Plant is a water flow system, which is mainly comprised of (i) cooling towers, (ii) refrigeration units, (iii) our BocaPCM-TES System, and (iv) our fully automatic control system. The refrigeration units can be the existing refrigeration units (either reciprocating refrigeration unit, screwed refrigeration unit, or centrifugal refrigeration unit) of the central air conditioning system. As for our BocaPCM-TES System, it is formed by multiple BocaPCM-TES Tanks, and each BocaPCM-TES Tank has installed a large number of BocaPCM-TES Panels filled with customized PCM solution. Furthermore, all BocaPCM-TES Panels contain chilled water circulation channels for heat exchange with the PCM solution and hence realize a phase change for thermal energy storage or release. By controlling (i) cooling capacity of the refrigeration unit, (ii) water flow of the primary chilled water pumps and (iii) water flow of the secondary chilled water pumps, (iv) water flow of the condenser water pumps, and (v) air flow of the cooling towers through our fully automatic control system, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant could apply our BocaPCM-TES Technology to store and release energy at its maximum COP.

Control Models of Ultra-High Efficiency Boca Hybrid Power Chiller Plant

The control models of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant for storing and releasing energy from our BocaPCM-TES System include:

●	Energy Storage Model. When the cooling load demand is low, our fully automatic control system is programmed to control the refrigeration units to operate under the maximum COP. Due to the difference of flow rate between the primary chilled water pumps and the secondary chilled water pumps, the surplus chilled water will flow into our BocaPCM-TES System. As a result, our BocaPCM-TES System will operate in thermal energy storage mode so that all or part of the cooling output of the refrigeration unit will be stored in our BocaPCM-TES System.

●	Energy Release Model. When the cooling load demand is greater than the cooling source, our fully automatic control system is programmed to control the refrigeration units to operate under its corresponding maximum COP and adjust the flow rate between the primary chilled water pumps and the secondary chilled water pumps. As a result, unlike Energy Storage Model, the direction of chilled water flow will be reversed and our BocaPCM-TES System will operate in thermal energy release mode so that the cooling source will meet the cooling load demand.

Alternatively, whenever the refrigeration unit is shut down, our BocaPCM-TES System will operate in thermal energy release mode under our fully automatic control system to meet the cooling load demand until all thermal energy stored in our BocaPCM-TES System is Exhausted.

●	Low-cost Energy Storage Model. Once the cost of electricity supply falls within a certain price range, our fully automatic control system is programmed to keep the refrigeration units operating under high COP and controls our BocaPCM-TES System to operate in thermal energy storage mode as described above so that additional thermal energy will be stored in our Boca PCM-TES System at the lowest tariff rate for future use.

Seasonality

In general, seasonal factors do not have a significant direct effect on our sales as the demand for our products and services are relatively constant throughout the year. However, we experience seasonal fluctuations in our revenue generated from performance-based contracting projects. For example, in our HAECO Project, we charge the electricity cost saved by the new chiller plant installed by us as our fees. When the demand for air-conditioning decreases, the use of electricity decreases. As a result, in a performance-based contracting project involving central air-conditioning system, we usually generate a higher revenue when the temperature is high, and vice versa.

Sales and Marketing

We are actively marketing our technology and products and we continue to enhance our marketing capabilities. We currently adopt three distinct revenue models, namely (i) Sale and Purchase (“S&P”), (ii) Performance-Based Contracting (“PBC”), and (iii) Build, Own, Transfer (“BOT”).

●	S&P Model. Under this model, clients would seek our advice on how to improve their existing central air conditioning systems, and we would design a new system employing our BocaPCM-TES Technology for them. Subsequently, we would sell and clients would purchase our BocaPCM-TES Panels, design drawings of the new system and the license to use our fully automatic control system directly. After purchase, clients would engage independent contractors to build and install the new system for their own use.

●	PBC Model. Under this model, we would enter into performance-based contracts with our clients, the content of which is comprised of (i) a clear set of objectives and indicators, (ii) systematic efforts to collect data on the progress of the selected indicators, and (iii) consequences, either rewards or sanctions, that are based on the performance of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant. We expect our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can help clients reduce at least 40% of electricity consumption when compared with their existing central air conditioning systems. Furthermore, since we would own 100% of the project, we would finance and provide the operation and maintenance for the Ultra-High Efficiency Boca Hybrid Power Chiller Plant to our clients. Although this model incurs a higher initial investment cost, but assuming successful implementation, it is expected to give a long-term recurring revenue stream from the amount of electricity that we saved. Our HAECO Project has adopted this model.

●	BOT Model. Under this model, we would build the Ultra-High Efficiency Boca Hybrid Power Chiller Plant and then sell it to our clients. We believe the low running cost of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant would be attractive for factory and building owners as, taking our HAECO Project as a reference, it is able to reduce at least 40% of the electricity consumption during all running time, and reduce approximately 50% to 70% of the running cost when compared with their existing central air conditioning systems.

In order to further promote our business, we have implemented the following measures:

●	Agency Arrangement. We intend to expand our business in other countries. Currently, we have entered into agency agreements with six companies, which are located in Hong Kong, the PRC, Korea, the United Arab Emirates and Malaysia. Our agents have the right to sell and/or install certain products relating to our BocaPCM-TES Technology in the following territories:

Location of Our Agent	Permitted Territory/Territories
Hong Kong	Hong Kong and Indonesia
Shanghai, PRC	Mainland China (excluding Hong Kong, Macau and Taiwan)
Guangdong Province, PRC	Mainland China
Korea	Korea
Dubai, United Arab Emirates	Middle East and North Africa
Malaysia	Malaysia

●	Customized Payment Terms. We would offer customized payments terms to projects which could generate sustainable revenue, for example installment payments or no upfront costs.

Because the PCM-TES application has not been fully adopted by the building sector, we expect that the customer decision process could require us to spend substantial time educating potential clients and other stakeholders, which may result in a lengthy sales cycle.

Our Projects and Achievements

From 2006 to the date of this Annual Report, we have successfully completed nine projects in Hong Kong and three outside Hong Kong. Currently, we have two ongoing projects in Hong Kong, namely the HAECO Project and the Cold Chain Logistics R&D Project, and one ongoing project in Macau, namely the Macau Hospital Project.

Hong Kong projects

●	Hong Kong Institute of Education Project

In June 2008, we were engaged by an engineering contractor for the provision of our BocaPCM-TES Panel with +8°C PCM to be installed in two TES tanks at Hong Kong Institute of Education. Subsequently, from January 2012 to June 2012, we provided further improvement works, which consisted of (i) repairing the two TES tanks, (ii) conducting quality checks on our BocaPCM-TES Panels and (iii) applying protection paint to the internal surface of the TES tanks.

●	City University of Hong Kong Project

In December 2008, we were engaged by an engineering contractor for the provision of our BocaPCM-TES System at City University of Hong Kong. Our scope of engagement included (i) provision of design consultancy services, (ii) supply of BocaPCM-TES Panels with +8°C PCM and TES tanks and (iii) installation services of the BocaPCM-TES System.

●	Government Storage Centre Project

In January 2012, we were awarded a contract from the Electrical and Mechanical Services Department of Hong Kong for the provision of BocaPCM-TES System at a government storage center located in Tuen Mun, Hong Kong. Our scope of work included (i) system design and material selection, (ii) supply of BocaPCM-TES Panels and TES tanks and (iii) provision of testing and commissioning services.

●	IBM Data Center Project

In April 2012, we were engaged by an engineering contractor for the provision of our BocaPCM-TES System at a data center of IBM located in Tseung Kwan O, Hong Kong. Our scope of engagement included (i) supply of BocaPCM-TES Panels with +8°C PCM and TES tanks and (ii) installation services of the BocaPCM-TES System.

●	Hong Kong Science and Technology Park Project

In August 2012, we were engaged by an engineering contractor for the provision of our BocaPCM-TES System at the Hong Kong Science and Technology Park. Our scope of engagement included (i) system design, (ii) supply of BocaPCM-TES Panels with +8°C PCM and (iii) provision of testing and commissioning services.

●	HAECO Project

On April 21, 2017, we entered into a performance agreement with HAECO to install our Ultra-High Efficiency Boca Hybrid Power Chiller Plant to replace three pre-existing water-cooled chiller plants in the headquarters of HAECO in Hong Kong International Airport. Pursuant to the performance agreement with HAECO, we agreed to provide the following services: (i) carrying out measurement and calculation for coefficient of performance of the existing chiller plants used by HAECO and preparing a detailed design of the new chiller plant, (ii) installing the new chiller plant and (iii) providing maintenance and repairing services for the new chiller plant for 120 months from the date of handover the New Chiller Plant (the “Term”). We handed over the new chiller plant to HAECO on June 18, 2019 and commenced the Term from such date. HAECO did not need to make any upfront payment for installation of our chiller plant, instead we will receive the difference of the electricity cost between HAECO’s previous chiller plants and the new chiller plant during the Term as our fee. We will provide a rebate to HAECO at the agreed rate according to the performance agreement. The overall average energy consumption of HAECO’s central air conditioning systems in Hong Kong International Airport has reduced by approximately 60% after the installation of our chiller plant.

In the HAECO Project, we prepare performance reports on a monthly basis (each, a “Performance Report”) for illustrating, among others, the actual electricity running costs in relation to the electricity consumed by our Ultra-High Efficiency Boca Hybrid Power Chiller Plant and the estimated electricity running costs that would have been recorded by HAECO if it had not installed our new chiller plant. Accordingly, the difference of the above figures represents the amount of electricity running costs saved by HAECO, a portion of which is paid to us as our service charge. The Performance Report is submitted to HAECO for review and confirmation before we issue our invoice. Based on the Performance Reports, during each month of the periods (i) from June 18, 2021 to June 17, 2022, (ii) from June 18, 2022 to June 17, 2023 and (iii) from June 18, 2023 to May 28, 2024 (the “Performance Reporting Periods”), our new chiller plant achieved an electricity cost saving ranging from 40% to over 80%. On average, the electricity cost saving of our new chiller plant were approximately 64%, 46%, and 42% in the Performance Reporting Periods, respectively.

●	Cold Chain Logistics R&D Project

In March 2022, we entered into a product development and supply agreement with Gene Company Limited (“GeneHK”) for a term of five years. GeneHK is a Hong Kong company focusing on (i) distributing molecular and cell biology instrumentation, reagents and consumables and (ii) providing consultation services on research projects and experimental techniques. Through the collaboration with GeneHK, we strive to apply our BocaPCM-TES Technology in cold chain logistics and explore new business opportunities. In July 2022, GeneHK placed orders with us for the provision of our BocaPCM-TES Panels with -50°C PCM to be used in the ultra-low temperature transportation boxes jointly developed by GeneHK and us. In light of the positive feedback from customers, we expect to receive further orders in relation to cold chain logistics.

●	Bayview Garden Shopping Centre Project

In August 2024, we were entered into a lump sum fixed price contract with LMP International Limited for the provision of our BocaPCM-TES System at the Bayview Garden Shopping Centre. Our scope of engagement included (i) system design, (ii) supply of BocaPCM-TES Panels with +8°C PCM and (iii) provision of testing and commissioning services.

●	Soar Project

In May 2024, we entered into a service agreement with Soar Equipment Rental Company Limited (“Soar”) under which we provide consultation on research and development to Soar in relation to applying BocaPCM E58, which is a chilling panel to cool down operating machine and avoid overheat, for second life battery. The project is estimated to be completed in three years from the date of the service agreement.

Project Outside Hong Kong

●	Zero Energy Office Building Project

In 2006, we were engaged by a Malaysian contractor for the provision of FlatICE containers filled with specified PCM. Our PCM was used in the Zero Energy Office building in Malaysia as part of its energy saving design.

●	Heat Pump TES Project

We supplied FlatICE containers filled with specified PCM to an Italian company which specializes in the design and manufacture of printers for labeling, marking and automatic coding of industrial products.

●	Macau Hospital Project

In March 2025, we entered into an ultra-high efficiency chiller plant agreement with Macau University of Science and Technology Foundation – University Hospital (the “Macau Hospital”) for provision of “Ultra High Efficiency Chiller Plant System + BocaPCM-TES + BocaAI Controls.” The project was completed in May 2026

Awards relating to Ultra-High Efficiency Boca Hybrid Power Chiller Plant

In 2021, we received several high-profile awards and industry accolades for our technology and activities in the HAECO Project. These included:

●	SDG Enterprise Awards 2021;

●	Most Valuable Companies in Hong Kong 2021; and

●	Hong Kong’s Most Outstanding Business Awards 2021.

Our Strategy

Since our founding in 1992, we have been on a mission to cut carbon emissions globally with environmentally friendly solutions that improve how the world uses energy. Key elements of our strategy include:

●	Substantial Reliance on the PBC Model. In order to implement our mission statement “to preserve the world by decarbonization technologies” step-by-step towards a decarbonized world, we intend to substantially rely on the PBC model. Based on the track records of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant, we expect to help our clients not only reduce their carbon emissions, but also earn carbon credits to be sold in the carbon markets.

●	Strategic Alliance and Solicitation. With the purpose of promoting decarbonization and reducing carbon emissions, we intend to co-operate with non-governmental organizations and green funds to work on different decarbonization projects, and solicit business from companies with decarbonization targets or with high electricity consumption rate.

●	Continuous Innovation and Advancement of Our Energy Saving Solutions. We intend to continue to innovate our Ultra-High Efficiency Boca Hybrid Power Chiller Plant by developing new and enhanced technologies and solutions. Our research and development strategy currently focuses on:

1.	Cold Chain/Cold Store. We are collaborating with GeneHK to apply our BocaPCM-TES Technology in developing and manufacturing (i) ultra-low temperature transportation boxes to store samples in extremely low temperatures and (ii) freezer backup systems to protect samples stored in low or ultra-low temperature freezer in case it is out of electricity (collectively, the “Research Projects”). Pursuant to the product development and supply agreement entered into between GeneHK and us, we agreed to engage in the Research Projects and supply them with a range of products in accordance with their specifications and requirements, exclusively, with regard to certain territories and market sectors. The exclusive territories comprise Mainland China, Hong Kong, Macau and Taiwan, and the exclusive market sectors comprise scientific research, medical, diagnostic, pharmaceutical, life sciences, and biotechnology.

2.	Liquid Cooling Technology. We are designing a dual circuit liquid cooling system for data centers with an aim to minimize their operating costs and noise generation. By making use of (i) basic cooling by refrigeration units and (ii) direct liquid cooling to the central processing units by heat transfer media oil, our liquid cooling system will conduct heat outside of the data centers and therefore lower the temperature by radiation. We expect to achieve an efficient cooling effect for all the servers and storage devices in data centers which will help minimize the noise generated by higher processor speeds. In relation to the liquid cooling part of the dual circuit, we have adopted the immersion cooling technology which involves directly immersing the electronic components in a non-conductive liquid. The heat generated by the electronic components will be transferred to the fluid and subsequently removed from the cooling system. Apart from the design of the cooling system, it is essential for us to find a suitable liquid that does not only possess reliable and stable heat transfer ability, but also complies with the industrial and regulatory standards in our clients’ countries.

3.	Artificial Intelligence System. Currently, we are trying to incorporate model predictive control technology into our existing fully automatic control system. We expect this advanced system with self-learning capability to be able to calculate and maintain a more accurate maximum COP so that our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can operate more efficiently.

4.	Domestic Heating System. Depending on the phase change temperatures of different PCM, our BocaPCM-TES Technology can be applied in a wide range of energy storage systems. As mentioned above, our +8°C PCM allows our Ultra-High Efficiency Boca Hybrid Power Chiller Plant to store and release cold energy at the optimum temperature to promote cost-effectiveness. In contrast, we have also invented a PCM with a phase change temperature at +58°C, which is the optimum temperature for storing heat energy obtained from solar power for domestic use. Moreover, instead of the traditional photovoltaic system that converts light into electricity using semiconducting materials, we seek to develop a heat storage system by combining our BocaPCM-TES Technology with vacuum tube solar collector which stores heat energy more efficiently. The heat energy stored in the system can be discharged for domestic use, such as underfloor heating. In order to commercialize the domestic heating system and expand the scale of production, we are planning to acquire a manufacturer of vacuum tube solar collector.

●	Further Expansion of Our Project Related Services. We currently offer our clients the following project related services:

(i)	Project Management. We offer our clients project management services to ensure the process of installing our Ultra-High Efficiency Boca Hybrid Power Chiller Plant is managed in conjunction with the overall project plans, and we oversee the entire project from start to end.

(ii)	Commissioning of the System. We commission our Ultra-High Efficiency Boca Hybrid Power Chiller Plant to ensure that our system is providing the performance and operations that were committed to the client.

(iii)	Operations and Maintenance. We offer our clients operational and maintenance plans to keep our system in top performance. This consists of both remote monitoring of the system’s performance as well as periodic onsite visits to perform routine inspection and maintenance.

We plan to expand our resources and capabilities in project related services to meet our clients’ needs. This expansion will include adding employees to perform the work, as well as contracting and certifying qualified third parties to perform the commissioning, operations and maintenance services.

●	Arrangement of Project Financing. We intend to co-operate with banks and other financial institutions to arrange project finance to our potential clients for building and installing our Ultra-High Efficiency Boca Hybrid Power Chiller Plant.

●	Mass production of BocaPCM-TES Panels. We expect a steady growth of demand for our Ultra-High Efficiency Boca Hybrid Power Chiller Plant because it has the potential to be installed in all new and existing buildings. In order to satisfy such enormous demand, we intend to set up our own factory for mass production of BocaPCM-TES Panels in the PRC.

Competition

The PCM-TES industry is highly specialized and dominated by a relatively small number of companies in the world. Our direct competitors are PCM manufacturers, including but not limited to Microtek Laboratories Inc., Croda International Plc., and PCM Products Limited. We also compete indirectly with other conventional chiller plant suppliers and energy saving companies, including but not limited to Carrier Global Corporation, Johnson Controls International Plc., and Mitsubishi Heavy Industries Group. We compete on the basis of system performance and features, total running costs, reliability and system lifespan, sales and marketing capabilities, after sale support and maintenance.

Competitive Strengths

Research has shown that PCM-TES application has the potential to be a cost-effective and sustainable energy saving solution. We believe our business has the following strengths which distinguish us from our competitors and position us to capitalize on the expected continued growth in the energy saving market:

●	Recognized Know-How and Expertise. We are one of the few companies in Asia who possess the PCM-TES technology. We successfully applied our BocaPCM-TES Technology into our Ultra-High Efficiency Boca Hybrid Power Chiller Plant, and its performance has been recognized by a number of awards.

●	Interdisciplinarity. We not only possess the engineering and technical knowledge of PCM-TES Technology, but have also invented our own PCM and developed our own fully automatic control system for the construction and operation of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant.

●	Energy Saving Mechanism. The cooling capacity output of conventional central air conditioning systems is adjusted corresponding to the cooling load demand. In other words, when the cooling load demand is low, the COP of the refrigeration unit will decrease. In contrast, our BocaPCM-TES System allows thermal energy storage and release, enabling the refrigeration unit to operate under the highest COP possible. If the cooling output of the refrigeration unit is higher than the cooling load demand, additional thermal energy will be stored in our BocaPCM-TES System. Alternatively, if the cooling output of the refrigeration unit cannot meet the cooling load demand, our BocaPCM-TES System will release thermal energy, thereby improving the efficiency of the system.

●	Reduced Running Cost. Since the rate of electricity tariff is different between on-peak periods and off-peak periods, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant is able to shift chiller plant’s cooling load from on-peak periods to off-peak periods through applying real-time electricity demand peak management with our self-developed fully automatic control system. Due to the cooling load shifting mechanism, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can operate and reserve necessary thermal energy during off-peak periods in which energy cost is low. The reserved thermal energy can then be released and utilized during on-peak periods to reduce electricity consumption and therefore achieve a lower electricity running cost. Compared with conventional central air conditioning systems, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can reduce approximately 50% to 70% of the running cost (depending on the local electricity tariff).

In the HAECO Project, the operation data of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant has been recorded once every hour and all data are stored for continuous monitoring and further analysis. From June 2019 to June 2020, we recorded a total electricity running cost of approximately HK$5.8 million while the original electricity running cost, if the old chiller plants were used, was estimated to be approximately HK$14.6 million for the same period. From June 2020 to June 2021, we recorded a total electricity running cost of approximately HK$6.8 million while the original electricity running cost, if the old chiller plants were used, was estimated to be approximately HK$15.2 million for the same period. Our Ultra-High Efficiency Boca Hybrid Power Chiller Plant has successfully achieved a significant reduction in the electricity running costs of our customer’s air conditioning system. The average electricity cost savings were approximately 60% and 56% for the 2019-2020 period and 2020-2021 period, respectively. In addition, our customer has estimated that over 4,000,000 kilograms of carbon dioxide emission will be reduced on an annual basis after using our Ultra-High Efficiency Boca Hybrid Power Chiller Plant.

●	Reduced Use of Space. By shifting part of the chiller plant’s cooling load from on-peak periods to off-peak periods, it allows us to reduce the size of the cooling machinery and hence reduce the use of space.

●	Increased Capacity. Compared with conventional central air conditioning systems, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can store additional thermal energy in our BocaPCM-TES System for later use, which increases the system output without having extra machinery.

●	Environmentally Friendly. By using our Ultra-High Efficiency Boca Hybrid Power Chiller Plant, electricity consumption can be reduced at least 40% during all running time, which cuts direct and indirect carbon dioxide emissions.

●	User-friendly System. We have simplified the design of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant and reduced the number of control valves typically needed in conventional central air conditioning systems. Basically, it stores and releases thermal energy by controlling the cooling capacity of the refrigeration unit and the water flow and air flow inside the system.

●	Efficient System. Compared with other PCM-TES systems on the market, our BocaPCM-TES System can offer a quicker response, which makes our Ultra-High Efficiency Boca Hybrid Power Chiller Plant more efficient.

●	Lower Maintenance Cost. Our Ultra-High Efficiency Boca Hybrid Power Chiller Plant offers more reliable operation by allowing the machineries to run around the clock, which lowers the chance of machine malfunction and thus lowers the maintenance Cost.

●	Tailor-made Energy Saving Solution. We can adjust our Ultra-High Efficiency Boca Hybrid Power Chiller Plant to suit our clients’ needs so that the overall machinery capacity and TES capacity would match the system cooling loads.

●	Stand-by Capacity. In case the main machinery fails, our BocaPCM-TES System can act as the back-up facility by utilizing the thermal energy stored inside to handle the system cooling loads.

Project Development and Manufacturing

The value chain below shows the technical project development process, which can be divided into four different steps, namely: project planning, manufacturing, installation, and operation and maintenance. We are active in all of the stages, either independently or through subcontractors.

We perform the initial project planning phase, which includes detailed feasibility studies and project design activities. Following the planning phase, our team then engages with manufacturers and suppliers for the procurement, manufacturing and assembling of our products. Except for our BocaPCM-TES Panels and the fully automatic control system, all components and materials used in our products are manufactured by parties who we believe are experienced third-party manufacturers and suppliers. The installation of the project is then performed by a selected experienced civil engineering company. After installation, depending on the revenue model for a particular project (S&P, PBC or BOT), the operation and maintenance is either performed by our team directly or by a local subcontractor or by the client after undergoing training in the operation and maintenance of our technology.

In most projects, we work with different suppliers and manufacturers throughout the value chain. We work with and procure parts from experienced manufacturers with extensive expertise and product quality such as Mitsubishi Heavy Industries, Ltd. Part of our rationale in procuring parts from and working with experienced manufacturers is to ensure the long lifespan of our products. According to our experience, components provided by experienced manufacturers are generally with good quality and long durability. Nonetheless, we do not believe that we are dependent on any single vendor for manufacturing the components of and materials for our products.

In addition, since our products are comprised of customized components provided by experienced manufacturers, we believe we face some exposure to fluctuations in the prices of raw materials or other supplies, including nanomaterials, inorganic salt and HDPE materials, which influence the price of components provided by the experienced manufacturers we work with.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights.

As of the date of this Annual Report, Chan Kam Biu Richard owned one registered trademark in Hong Kong which is the name and logo “BocaPCM”, and the domain name “pcm-tes.com”. He has granted a license to us to use such name and logo, and the domain name. No other person or entity can register or use the name and logo of BocaPCM as a prefix for any trademark or use the domain name “pcm-tes.com” without the written consent of Mr. Chan.

The following is a list of our current patents and patent applications, as of the date of this Annual Report:

Country	Application/Patent Number	Subject	Patent Owner/ Applicant	Status
PRC	ZL202121831087.9	National Utility Model Patent Certificate: Ultra-High Efficiency Boca Hybrid Power Chiller Plant	Boca International Limited	Approved
PRC	202110902392.0	National Invention Patent Certificate: Ultra-High Efficiency Boca Hybrid Power Chiller Plant	Boca International Limited	Pending approval
PRC	ZL202222304862.6	National Invention Patent Certificate: Ultra-High Efficiency Boca Hybrid Power Chiller Plant	Chan Kam Biu Richard	Approved
PRC	202320734652.2	National Utility Model Patent Certificate: PCM-TES Solar Collector High Efficiency Central Air-conditioning	Chan Kam Biu Richard	Pending approval
PRC	20250692170.4	National Utility Patent Certificate: The Solar Collector, Free Cooling Effect and A.I. Control systems	Chan Kam Biu Richard	Pending approval
PRC	ZL202320734652.2	National Invention Patent Certificate: PCM-TES Solar Collector High Efficiency Central Air-conditioning	Chan Kam Biu Richard	Approved
PRC	ZL202421908755.7	National Utility Model Patent Certificate: PCM-TES Solar Collector	Chan Kam Biu Richard	Approved
PRC	202422853045.5	National Utility Patent Certificate: Solar Powered with PCM&TES Mobile Refrigerated Container	Chan Kam Biu Richard	Pending Approval
PRC	202422216948.2	National Utility Patent Certificate: BocaPCM passive cooling shelter	Chan Kam Biu Richard	Pending Approval
United States	17545636	High-Efficient Central Chiller Plant System with Variable Load by Phase Change Material Thermal Energy Storage	Boca International Limited	Approved

Apart from the patents currently held by us and the patent applications mentioned above, our business also relies on various chemical formulas of PCM which are owned by Mr. Chan in the form of trade secrets.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations.

On March 24, 2026, Patrick Shane Johnson, Jack Pena, and Hitesh Dev, individually and on behalf of all others similarly situated, filed a putative class action lawsuit against multiple defendants, including the Company, in the Supreme Court of the State of New York, County of New York, captioned Patrick Shane Johnson, Jack Pena, and Hitesh Dev, Individually and on Behalf of All Others Similarly Situated v. Syla Technologies Co., Ltd. et al. The plaintiffs allege, among other things, violations of the Securities Act, including Sections 11, 12(a)(2) and 15 thereof and Items 105 and 303 of Regulation S-K promulgated thereunder. We intend to vigorously defend against the claims asserted against us.

As of the date of this Annual Report, our Operating Subsidiary, Boca International Limited, is involved in the following legal proceedings:

(i)	We filed a claim in the District Court of the Hong Kong Special Administrative Region as the plaintiff for an unpaid debt with an amount in dispute of HK$276,295. The legal proceeding is ongoing, and a pre-trial review hearing was held on August 11, 2026. During the hearing, the judge ordered the trial be conducted in Punti dialect of Chinese language. The trial for cross-examining evidence is scheduled for October 14-15, 2026.

(ii)	We filed a claim in the District Court of the Hong Kong Special Administrative Region as the plaintiff for an unpaid debt with amounts in dispute of HK$308,729.29 and HK$5,998,640.18 The legal proceeding is ongoing, and our legal counsel has made an application to transfer the case to the High Court. After filing of the Consent Summons, the court requires the defendant to file an affirmation in support of the application.

Except as disclosed above, we are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Regulation

As we conduct business in Hong Kong, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Hong Kong laws and regulations relating to trade description

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”) aims to prohibit false or misleading trade description and statements to goods and services provided to the customers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that is a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

Hong Kong laws and regulations relating to supply of services

Pursuant to Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SOS(IT)O”), in every contract for the supply of service, where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill. The SOS(IT)O, provides that where, under a contract for the supply of a service by a supplier acting in the course of a business, the time for the service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time. The SOS(IT)O, provides that where, under a contract for the supply of a service, the consideration for the service is not determined by the contract, is not left to be determined in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the party contracting with the supplier will pay a reasonable charge.

Hong Kong laws and regulations relating to sales of goods

Pursuant to Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (“SOGO”), in every contract of sale, there is an implied warranty that the goods are free, and will remain free until the time when the property is to pass, from any charge or encumbrance not disclosed or known to the buyer before the contract is made and that the buyer will enjoy quiet possession of the goods except so far as it may be disturbed by the owner or other person entitled to the benefit of any charge or encumbrance so disclosed or known. The SOGO provides that there is an implied condition that the goods shall correspond with the description where there is a contract for the sale of goods by description, and there is any implied condition or warranty as to the quality or fitness for any particular purpose of goods supplied under a contract of sale. Where the seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality.

Hong Kong laws and regulations relating to business registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person, whether a company or an individual, who carries on a business in Hong Kong to apply for business registration certificate from the Inland Revenue Department within one month from the date of commencement of the business, and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence, and shall be liable to a fine of HK$5,000 and to imprisonment for 1 year.

Hong Kong laws and regulations relating to intellectual properties rights

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (“TMO”) provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trade mark, including selling and importing goods bearing a forged trade mark, or possessing or using equipment for the purpose of forging a trade mark.

Patents Ordinance (Chapter 514 of the Laws of Hong Kong) provides the framework for “re-registration” system of Chinese, UK and European patents in Hong Kong. The Patents (Amendment) Ordinance 2016, which came into full effect in Hong Kong on 19 December 2019 provided a new framework for a new patent system – an “original grant patent” system, running in parallel with the “re-registration” system.

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) (“CO”) provides comprehensive protection for recognized categories of underlying works such as literary, dramatic, musical and artistic works. The CO restricts unauthorized acts such as copying and/or making available copies to the public of a copy right work.

Hong Kong laws and regulations relating to competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year, up to a maximum of three years in which the contravention occurs.

Hong Kong laws and regulations relating to employment and labor protection

Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), an employee is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2023, the statutory minimum hourly wage rate is HK$40. Failure to comply with MWO constitutes an offence under EO.

Pursuant to the Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), employers, so far as reasonably practicable, must ensure the safety and health at work of all the employer’s employees in their workplaces by (i) providing and maintaining plant and work systems that do not endanger safety or health, (ii) making arrangements for ensuring safety and health in connection with the use, handling, storage and transport of articles and substances, (iii) providing all necessary information, instruction, training and supervision for ensuring safety and health, (iv) maintaining the workplace under its control in a condition that is safe and without risks to health, and providing and maintaining means of access to and egress from the workplace that are safe and without any such risks and (v) providing and maintaining a working environment that is safe and without risks to health. Any employer who fails to comply with the above provisions commits an offence and shall be liable on conviction to a fine of HK$200,000. An employer who fails to comply with the above provisions intentionally, knowingly or recklessly commits an offence and shall be liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

4.C. Organizational Structure

A description of our organizational structure as of the date of this Annual Report is set forth under “Item 4. Information on the Company - A. History and Development of the Company - Corporate Structure.”

4.D. Property, Plants and Equipment

We lease the property for our headquarters, which is located at Unit 1809, Prosperity Place, 6 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong, and consists of approximately 918 square feet of office space. The current lease term for the property is 36 months, having commenced on January 1, 2026 and expiring on December 31, 2028, at a monthly base rent of HK$18,500.

We purchased a residential property located at Flat C, Le Point, Metro Town, 8 King Ling Road, Tseung Kwan O, New Territories, Hong Kong, for purposes of providing a residence for Chan Kam Biu, our Chief Executive Officer and Director, and his spouse, Lui Lai Yuen, who is our Chief Administrative Officer and Director.

We will outsource the BocaPCM-TES Panels through OEM. For Ultra-High Efficiency Boca Hybrid Power Chiller Plant, we will engage manufacturers and suppliers for the procurement and manufacturing and set up the entire system in the locations requested by our clients. We currently do not own or lease any other manufacturing facilities.

We believe that our existing property is in good condition and is sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read together with our consolidated financial statements and other financial data that appear elsewhere in this Annual Report. In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in or implied by these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report.

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Our historical results are not necessarily indicative of the results to be expected for any future period.

As a newly public company, our capital structure changed significantly during the fiscal year ended March 31, 2026. The following discussion presents our financial results for the three fiscal years ended March 31, 2026, 2025, and 2024. The narrative analysis is organized into two primary sections: (i) a comparison of our results of operations for the fiscal year ended March 31, 2026 to the fiscal year ended March 31, 2025, and (ii) a comparison of our results of operations for the fiscal year ended March 31, 2025 to the fiscal year ended March 31, 2024.

5.A. Operating Results

Overview

We are a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services. Our mission statement is “to preserve the world by decarbonization technologies.” As an advocate of decarbonization, we design, develop, and provide customized energy saving solutions that increase economic benefits of our clients and reduce carbon emissions for a sustainable future.

As carbon emissions continue to build up in the atmosphere at historic levels, the theme of decarbonization has been gaining momentum on the international stage, and companies and governments all over the world are facing more pressure than ever to develop and execute a meaningful net-zero strategy, especially after the adoption of the Paris Agreement and the Glasgow Climate Pact in 2015 and 2021, respectively. Even though decarbonization strategies vary significantly across industries, it is believed that transitioning to clean-energy sources is a far more visible pathway toward net zero for many organizations. It is in such context that we have devised and have been consolidating our corporate mission to research, develop, strategize, and commercialize our decarbonization technology and products that not only considerably increase economic benefits of our clients, but also contribute to the global campaign of decarbonization and ultimately a more sustainable future.

Our proprietary technology is a PCM thermal energy storage (“TES”) technology. By applying material science and nanotechnology, we have successfully invented and manufactured our PCM which allows temporary storage of excess thermal energy for later use and thereby bridges the gap between energy availability and energy use (“BocaPCM-TES Technology”).

With our industry experience and professional expertise, we have put our BocaPCM-TES Technology into practice and invented our product – “BocaPCM-TES Panel” – a custom-made high-density polyethylene (“HDPE”) plastic encapsulated container fully filled with our PCM solution. Currently, we have developed more than 20 types of PCM, each of which has a unique phase change temperature and TES capacity to accommodate different temperature requirements in various PCM-TES applications. Based on the type of PCM solution filled into the HDPE plastic containers, we are able to manufacture customized BocaPCM-TES Panels with a wide range of operating temperatures from -86°C to +600°C to suit our clients’ needs. Accordingly, our BocaPCM-TES Panels can be utilized in many heating, ventilation, and air conditioning (“HVAC”) and refrigeration applications.

By utilizing our customized BocaPCM-TES Panels, we design, develop, and manufacture our phase change material thermal energy storage system (“BocaPCM-TES System”) and apply it on various central air conditioning systems (collectively, “Ultra-High Efficiency Boca Hybrid Power Chiller Plant”). Our Ultra-High Efficiency Boca Hybrid Power Chiller Plant is essentially an advanced cooling system that can be deployed in most existing and new buildings, and it is environmentally friendly with a long lifespan. Operating alongside with our self-developed fully automatic control system, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can increase its efficiency by optimization control model that shifts chiller plant’s cooling load from on-peak periods to off-peak periods through applying real-time electricity demand peak management, resulting in a lower running cost due to lower tariff rate charged during off-peak periods. Taking our HAECO Project as a reference, buildings installed with our Ultra-High Efficiency Boca Hybrid Power Chiller Plant are able to reduce at least 40% of electricity consumption during all running time, and approximately 50% to 70% of the running cost (depending on the local electricity tariff) when compared with conventional central air conditioning systems. As a result, our technology and products not only contribute to the global campaign of decarbonization by cutting carbon emissions directly, but also increase economic benefits of our clients.

To further our corporate mission and better grasp the market opportunities, we continue to strive to develop environmental-friendly, efficient, and cost-saving technologies and solutions for the benefit of our clients and the world at large.

On January 14, 2026, we consummated our initial public offering, pursuant to which we raised aggregate gross proceeds of US$11,500,000 (inclusive of the exercise of the over-allotment option granted to the underwriters in the initial public offering). In connection with our initial public offering, our ordinary shares became listed on the NYSE American and began trading thereon under the symbol “GCDT”.

We generated revenue of approximately HK$25.1 million, HK$16.6 million and HK$5.2 million for the years ended March 31, 2026, 2025 and 2024, respectively. The revenue for the year ended March 31, 2026 primarily came from providing energy saving services by using our Ultra-High Efficiency Boca Hybrid Power Chiller Plant located at the headquarters of HAECO in Hong Kong International Airport amounting to approximately HK$7.9 million which included a one-off lump sum settlement amount of HK$2.1 million for past disputes with HAECO, and for the provision of supply and installation services of cooling tower system for HAECO (amounting to approximately HK$4.3 million), provision of our BocaPCM-TES System at the University Hospital of Macau University of Science and Technology Foundation (amounting to approximately HK$11.7 million) and provision of supply and installation services of the complete mechanical ventilation and air conditioning (“MVAC”) installation in Bayview Garden Shopping Centre (amounting to approximately HK$1.2 million). For the year ended March 31, 2025, the revenue primarily came from the HAECO project (amounting to approximately HK$5.1 million), the Solar Project that we provide consultation on research and development services (amounting to approximately HK$3.0 million) and another project with LMP International Limited for the provision of our BocaPCM-TES System at the Bayview Garden Shopping Centre (amounting to approximately HK$8.5 million). The revenue for the year ended March 31, 2024 primarily came from providing energy saving services by using our Ultra-High Efficiency Boca Hybrid Power Chiller Plant located at the headquarters of HAECO in Hong Kong International Airport (amounting to approximately HK$5.2 million).

Results of Operations

For the years ended March 31, 2026, 2025 and 2024

The following table summarizes our consolidated statements of operations for the years ended March 31, 2026, 2025 and 2024. The selected financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with our audited consolidated financial statements and related notes corresponding to such periods.

	For the years ended March 31,
	2026	2025	2024
	HK$

Revenue	25,051,359	16,574,921	5,236,436
Cost of revenue	(20,706,126)	(12,823,515)	(3,791,302)

Gross profit	4,345,233	3,751,406	1,445,134

Administrative expenses	(11,178,915)	(7,668,127)	(7,102,218)

Operating loss	(6,833,682)	(3,916,721)	(5,657,084)
Finance costs	(576,362)	(2,445,201)	(2,512,023)
Other incomes / (losses)	(5,703,229)	379,702	247,167

Loss before tax	(13,113,273)	(5,982,220)	(7,921,940)
Income tax expense	-	-	-

Loss and comprehensive loss for the year	(13,113,273)	(5,982,220)	(7,921,940)

Revenue

For the years ended March 31, 2026 and 2025

For the year ended March 31, 2026, revenue increased by approximately HK$8.5 million, or approximately 51.1%, to approximately HK$25.1 million from approximately HK$16.6 million for the year ended March 31, 2025. This increase in revenue was mainly due to increases in energy saving service income and construction service income which was partially offset by a decrease in consultancy service income for the year ended March 31, 2026.

For the years ended March 31, 2025 and 2024

For the year ended March 31, 2025, revenue increased by approximately HK$11.3 million, or approximately 216.5%, to approximately HK$16.6 million from approximately HK$5.2 million for the year ended March 31, 2024. This increase in revenue was mainly due to increases in consultancy service income and construction service income for the year ended March 31, 2025.

The following table sets out revenues from different services for the years ended March 31, 2026, 2025 and 2024:

	For the years ended
	March 31,
	2026		2025		2024
	HK$	%	HK$	%	HK$	%
Revenue
Energy saving services	7,887,455	31.5	5,077,844	30.6	5,236,437	100.0
Construction service	17,163,904	68.5	8,497,077	51.3	-	-
Consultancy service	-	-	3,000,000	18.1	-	-
Total	25,051,359	100.0	16,574,921	100.0	5,236,437	100.0

Cost of revenue

For the years ended March 31, 2026 and 2025

For the year ended March 31, 2026, cost of revenue increased by approximately HK$7.9 million, or approximately 61.5%, to approximately HK$20.7 million from approximately HK$12.8 million for the year ended March 31, 2025. The increase was in line with the increase in revenue.

For the years ended March 31, 2025 and 2024

For the year ended March 31, 2025, cost of revenue increased by approximately HK$9.0 million, or approximately 238.2%, to approximately HK$12.8 million from approximately HK$3.8 million for the year ended March 31, 2024. The increase was in line with the increase in revenue.

Gross profit and gross profit margin

For the years ended March 31, 2026 and 2025

For the year ended March 31, 2026, gross profit increased by approximately HK$0.6 million, or approximately 15.8%, to approximately HK$4.3 million from approximately HK$3.8 million for the year ended March 31, 2025. This increase was in line with the increase in revenue of approximately 51.1% and increase in cost of revenue of approximately 61.5%. Our gross profit margin was approximately 17.3% for the year ended March 31, 2026, decreased by approximately 5.3% as compared to 22.6% for the year ended March 31, 2025. The decrease in gross profit margin was mainly due to a higher proportion of revenue being generated from construction service income of which the gross profits margin of such projects were nearly zero. For two construction projects, we recognized revenue only to the extent of the cost incurred, as we were unable to reasonably measure the progress of the projects.

For the years ended March 31, 2025 and 2024

For the year ended March 31, 2025, gross profit increased by approximately HK$2.3 million, or approximately 159.6%, to approximately HK$3.8 million from approximately HK$1.4 million for the year ended March 31, 2024. This increase was in line with the increase in revenue of approximately 216.5% and 238.2% increase in cost of revenue. Our gross profit margin was approximately 22.6% for the year ended March 31, 2025, decreased by approximately 5.0% as compared to 27.6% for the year ended March 31, 2024. The decrease in gross profit margin was mainly due to: (i) higher repair and maintenance costs and reduced revenue from chiller plant maintenance in energy savings services income; (ii) costs attributed to consultancy services income limited to director’s salaries as direct costs; and (iii) for one construction project, for which we recognized revenue only to the extent of that cost incurred, as we were unable to reasonably measure the progress of the project, and the cost incurred was not proportionate to the progress in satisfying the performance obligation.

	For the years ended
	March 31,
	2026		2025		2024
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin
	HK$	%	HK$	%	HK$	%
Energy Savings Services	4,117,956	52.2	992,384	19.5	1,445,133	27.6
Construction service	227,277	1.3	-	0.0	-	0.0
Consultancy service	-	-	2,759,022	92.0	-	0.0
Overall	4,345,233	17.3	3,751,406	22.6	1,445,133	27.6

Administrative expenses

For the years ended March 31, 2026 and 2025

For the year ended March 31, 2026, administrative expenses increased by approximately HK$3.5 million to approximately HK$11.2 million, as compared to approximately HK$7.7 million for the year ended March 31, 2025. The increase was mainly due to an increase in professional fees during the year ended March 31, 2026. The increase in professional fees was mainly due to the completion of our initial public offering during the year ended March 31, 2026, as a result, of which significantly higher amounts of professional fees became payable upon completion of the initial public offering.

For the years ended March 31, 2025 and 2024

For the year ended March 31, 2025, administrative expenses increased by approximately HK$0.6 million to approximately HK$7.7 million, as compared to approximately HK$7.1 million for the year ended March 31, 2024. The increase was mainly due to an increase in professional fees during the year ended March 31, 2025.

Finance costs

For the years ended March 31, 2026 and 2025

For the year ended March 31, 2026, finance costs decreased by approximately HK$1.9 million to approximately HK$0.6 million from approximately HK$2.4 million for the year ended March 31, 2025. The decrease was mainly due to the repayment of loans after our initial public offering and a portion of interest waived in the year ended March 31, 2026 by the lender when we repaid the loan.

For the years ended March 31, 2025 and 2024

For the year ended March 31, 2025, finance costs remained steady at approximately HK$2.4 million compared to approximately HK$2.5 million for the year ended March 31, 2024.

Other incomes / (losses)

For the years ended March 31, 2026 and 2025

For the year ended March 31, 2026, other loss amounted to approximately HK$5.7 million as compared to other income of approximately HK$0.4 million recognized for the year ended March 31, 2025. The other loss recognized in the year ended March 31, 2026 was mainly attributed to a loss on extinguishment of financial liabilities upon our initial public offering in which we had issued 600,000 ordinary shares at a fair value of US$4.0 to settle a loan and interest payables amounted to approximately HK$6.3 million. The amount of excess of the fair value of the ordinary shares issued of approximately HK$12.4 million was recognized as a loss which was partially offset by the waiver of interest payable on other loans of approximately HK$6.5 million.

For the years ended March 31, 2025 and 2024

For the year ended March 31, 2025, other income increased by approximately HK$0.2 million to approximately HK$0.4 million from approximately HK$0.2 million for the year ended March 31, 2024. The increase was mainly due to an insurance claims by the Group amounting to approximately HK$0.3 million.

Net Loss

For the years ended March 31, 2026 and 2025

For the year ended March 31, 2026, loss and comprehensive loss increased by approximately HK$7.1 million, or approximately 119.2% to approximately HK$13.1 million from approximately HK$6.0 million for the year ended March 31, 2025. The increase was mainly due to an increase in professional fee and a one-time loss on extinguishment of financial liabilities through the issuance of 600,000 ordinary shares to two borrowers.

For the years ended March 31, 2025 and 2024

For the year ended March 31, 2025, loss and comprehensive loss decreased by approximately HK$1.9 million, or approximately 24.5% to approximately HK$6.0 million from approximately HK$7.9 million for the year ended March 31, 2024. The decrease was in line with the increase in gross profit during the year.

Liquidity and Capital Resources

Prior to the consummation of our initial public offering in January 2026, we financed our operations, capital expenditures, and project commitments primarily through cash generated from our operating activities, bank and other borrowings, and financing facilities from related parties and shareholders. Following the successful listing of our ordinary shares on the NYSE American, our primary liquidity architecture fundamentally transformed, shifting from private debt mechanisms to public equity capital.

On January 14, 2026, we consummated our initial public offering of 2,500,000 ordinary shares at a public offering price of US$4.00 per share, generating gross proceeds of US$10 million. Subsequently, on February 12, 2026, the underwriter of our initial public offering fully exercised its over-allotment option to purchase an additional 375,000 ordinary shares at the identical price of US$4.00 per share, yielding incremental gross proceeds of US$1.5 million. In aggregate, our initial public offering resulted in the sale of 2,875,000 ordinary shares, bringing in total combined gross proceeds of US$11.5 million.

After deducting underwriting discounts, cash commissions, and transaction costs totaling US$1,568,375, we received net cash proceeds of US$9,931,625 (equivalent to approximately HK$77.47 million). A portion of these proceeds was immediately utilized upon listing to repay loans which, pursuant to their terms, were required to be repaid upon our listing, resulting in a reduction of our ongoing interest burden and shifting our long-term funding reliance away from private borrowings to our initial public offering proceeds.

As of March 31, 2026, we maintained a strengthened liquidity cushion with cash and cash equivalents of approximately HK$36.3 million, which is held entirely within liquid corporate bank accounts.

Furthermore, on July 16, 2026, the Company had entered into a placement agency agreement (the “PA Agreement”) with Revere Securities LLC (the “Placement Agent”) in connection with issuance and sale by the Company pursuant to a securities purchase agreement dated July 16, 2026 (the “ELOC Offering”) of unsecured promissory notes (the “Notes”) in the aggregate principal amount of US$10,000,000 with an aggregate subscription price of US$8,000,000, to be funded in tranches, and common warrants (the “Warrants” and together with the Notes, the “Offered Securities”) to purchase an aggregate of up to 29,122,679 ordinary shares, par value US$0.001 par value per share (“Ordinary Shares”). Each of the Warrants will be immediately exercisable, subject to beneficial ownership limitations, for one Ordinary Share at an initial exercise price of US$2.00 per share, subject to adjustments.

In connection with the Offering, the Company also entered into (i) a securities purchase agreement dated July 16, 2026 (the “Securities Purchase Agreement”) with certain investors, at the investor’s option, who purchased the Offered Securities in the Offering; (ii) a equity purchase agreement (the “Equity Purchase Agreement”) dated July 16, 2026 with Target Capital 1, LLC (the “Investor”) pursuant to which the Company may sell and issue to the Investor, and the Investor may purchase from the Company, up to US$100,000,000 of Company’s Ordinary Shares; (iii) an escrow agreement dated July 9, 2026 (the “Escrow Agreement”) with the Placement Agent and Continental Stock Transfer & Trust Company, as escrow agent, pursuant to which, the escrow funds will be disbursed by the escrow agent pursuant to the terms and conditions of the Escrow Agreement.

The Offering will close in several tranches. The closing of the first tranche of the Offering took place on July 24, 2026, at which time the Company issued (i) a note in the aggregate principal amount of US$10,000,000, which is payable and funded in tranches, (ii) a Warrant to purchase up to 29,122,679 Ordinary Shares and (iii) a Pre-Funded Warrant to purchase up to 1,143,962 Ordinary Shares and (iv) 676,205 Ordinary Shares. At the first tranche closing, the Investor funded US$2,000,000 in aggregate gross proceeds, before deducting placement agent fees and other offering expenses payable by the Company.

Management believes that our existing unspent initial public offering proceeds, combined with anticipated cash flows generated from our ongoing ELOC Offering and commercial operating activities, will be fully sufficient to satisfy our working capital requirements, capital plant expansions, and contractual debt obligations for at least the next 12 months.

Our total capital as at March 31, 2026 and 2025 is set forth in the table below.

	As at March 31, 2026	As at March 31, 2025	As at March 31, 2024
	HK$
Cash and cash equivalent	36,308,320	1,384,211	258,304
Total shareholders’ equity / (deficit)	54,543,914	(21,003,885)	(16,221,665)

The following table summarizes our sources and uses of cash and cash equivalents for the years ended March 31, 2026 and 2025.

	For the year ended March 31,
	2026	2025	2024
	HK$
Operating Activities
Net cash (used in) provided by operating activities	(15,523,724)	5,045,485	1,359,309

Cash used in investing activities
Purchase of property, plant and equipment	(8,579,907)	(1,272,100)	-

Financing Activities
Capital Raised from initial public offering (including the exercise of the overallotment option)	77,466,675	-	-
Payment of share issue costs	(6,054,583)	-	-
Borrowings raised	5,170,000	-	-
Repayment of loans from directors	(428,945)	(729,302)	(259,021)
Proceeds from loan from directors	-	843,647	2,394,783
Principal repayments of borrowings	(15,105,872)	(564,320)	(580,730)
Repayment to shareholders	(500,000)	-
Interest paid on borrowings and overdraft	(1,290,335)	(1,965,903)	(2,585,160)
Interest paid on lease liabilities	(9,780)	(16,621)	(58,174)
Repayment of lease liabilities	(219,420)	(214,979)	(389,426)
Net cash generated from/(used in) financing activities	59,027,740	(2,647,478)	(1,477,728)

Net increase /(decrease) in cash	34,924,109	1,125,907	(118,419)

Cash at the beginning of the year	1,384,211	258,304	376,723

Cash at the end of the year, represented by bank balances and cash	36,308,320	1,384,211	258,304

Operating Activities

For the years ended March 31, 2026 and 2025

For the year ended March 31, 2026, we had net cash used in operating activities of approximately HK$15.5 million as compared to net cash generated from operating activities of approximately HK$5.0 million for the year ended March 31, 2025. We had net operating cash outflow before movements in working capital of approximately HK$2.6 million for the year ended March 31, 2026 compared with net cash inflow before movements in working capital of approximately HK$2.2 million for the year ended March 31, 2025. The net cash outflow was mainly attributed to the net loss of approximately HK$13.1 million, as adjusted for (i) finance costs of approximately HK$0.6 million chiefly consisting of interest on our loans and borrowings; (ii) depreciation of property, plant, and equipment of approximately HK$3.5 million; (iii) waiver of interest payables on other loans of approximately HK$6.5 million; (iv) loss from extinguishment of financial liabilities with equity of approximately HK$12.4 million; and (v) consulting fees settled in shares of approximately HK$0.4 million. Movements in working capital resulted in a net cash outflow of approximately HK$12.9 million, primarily consisting of (i) decrease in contract fulfillment cost of approximately HK$0.3 million; (ii) decrease in prepayments and deposits of approximately HK$0.2 million; (iii) increase in trade and other receivables of approximately HK3.8 million; (iv) decrease in trade and other payables of approximately HK$5.0 million and (v) decrease in contract liabilities of approximately HK$4.7 million.

For the years ended March 31, 2025 and 2024

For the year ended March 31, 2025, net cash provided by operating activities increased by approximately HK$3.7 million or approximately 271%, to approximately HK$5.0 million from approximately HK$1.4 million for the year ended March 31, 2024. We had net operating cash inflow before movements in working capital of approximately HK$2.2 million. With the net loss of approximately HK$6.0 million, as adjusted for (i) finance costs of approximately HK$2.4 million chiefly consisting of interest on our loans and borrowings; (ii) depreciation of property, plant, and equipment of approximately HK$3.5 million; and (iii) forgiveness of director’s remuneration of approximately HK$1.2 million. Movements in working capital resulted in a net cash inflow of approximately HK$2.8 million, primarily consisting of (i) increase in contract fulfillment cost of approximately HK$0.7 million; (ii) increase in prepayments and deposits of approximately HK$0.6 million; (iii) increase in trade and other receivables of HK$1.0 million; and (iv) increase in contract liabilities of approximately HK$4.7 million.

Investing Activities

For the years ended March 31, 2026 and 2025

For the year ended March 31, 2026, cash used in investing activities rose to approximately HK$8.6 million, compared to HK$1.3 million for the year ended March 31, 2025. The cash used in investing activities for both years related to our acquisition of a residential property for director’s accommodation purpose. Deposit of approximately HK$1.0 million together with associated direct costs of approximately HK$0.3 million were paid during the year ended March 31, 2025, and the remaining balance of approximately HK$8.6 million was paid during the year ended March 31, 2026.

For the years ended March 31, 2025 and 2024

For the year ended March 31, 2025, cash used in investing activities rose to approximately HK$1.3 million, compared to HK$Nil for the year ended March 31, 2024. This increase resulted from a prepayment for property, plant, and equipment, including a deposit of approximately HK$1.0 million and associated direct costs of approximately HK$0.3 million for the acquisition of a residential property intended for director accommodation.

Financing Activities

For the years ended March 31, 2026 and 2025

For the year ended March 31, 2026, we had net cash generated from financing activities of approximately HK$59.0 million as compared to a net cash used in financing activities of approximately HK$2.6 million for the year ended March 31, 2025. The change primarily consisted of (i) capital raised in our initial public offering amounting to approximately HK$77.5 million, (ii) payment of share issue costs of approximately HK$6.1 million, (iii) borrowings raised of approximately HK$5.2 million, (iv) repayment of loan from director of approximately HK$0.4 million; (v) principal repayment of borrowings of approximately HK$15.1 million; (vi) interest paid on borrowings and overdraft of approximately HK$1.3 million; (vii) repayment of lease liabilities of approximately HK$0.2 million; and (v) repayment to shareholders of HK$0.5 million. The net cash generated was mainly attributable to the completion of our initial public offering which contributed to an increase in cash by approximately HK$71.4 million after deducting the offering expenses paid during the year and new borrowing raised amounting to approximately HK$5.2 million which was  offset by an increase in principal repayment of borrowings of approximately HK$15.1 million.

For the years ended March 31, 2025 and 2024

For the year ended March 31, 2025, we had net cash used in financing activities of approximately HK$2.6 million. We had net cash used in financing activities of approximately HK$1.5 million for the year ended March 31, 2024. The change primarily consisted of (i) interest paid on borrowings and overdraft of approximately HK$2.0 million; (ii) principal repayment of borrowings of approximately HK$0.6 million; (iii) proceed for loan from directors of approximately HK$0.8 million; (iv) repayment of lease liabilities of approximately HK$0.2 million; and (v) repayment of loans from directors of HK$0.7 million.

Research and Development

For the years ended March 31, 2026 and 2025, our research and development strategies mainly focused on two areas that are fundamental to our growth and business operation, namely our PCM and fully automatic control system:

●

Continuous commitment in developing various PCM. With the outbreak of COVID-19, pharmaceutical companies around the world have been investing a huge amount of resources in the invention of vaccines for protecting the health of the public. However, the delivery of vaccines in a cost-effective way has been an issue for these companies because certain brands of vaccines require a low-temperature environment during transportation. After discovering this potential business opportunity, we carried out numerous experiments and successfully invented seven PCM with phase change temperature ranging from -10.6°C to -86°C. Our PCM is not only applicable in the delivery of vaccines, but we believe that our recently developed PCM also can play an important role that it can play in the larger market of cold chain logistics. In March 2022, we entered into a product development and supply agreement with a Hong Kong company to develop ultra-low temperature transportation boxes as well as a backup system of ultra-low temperature freezer with our PCM. Further details are set out in “Item 4. Information on the Company—D. Business Overview.”

●

Improvement and advancement of our fully automatic control system. Since the operation of our Ultra High Efficiency Boca Hybrid Power Chiller Plant at the headquarters of HAECO in June 2019, we have been continuously collecting the data generated by our fully automatic control system. After analyzing the data, we are able to monitor the performance of our chiller plant and improve its efficiency by adjusting our fully automatic control system. With more data to be generated in the upcoming years, we aim at further enhancing our control system by developing self-learning capability.

Trend Information

Entry into a Material Definitive Agreement

On July 16, 2026, the Company had entered into a placement agency agreement (the “PA Agreement”) with Revere Securities LLC (the “Placement Agent”) in connection with issuance and sale by the Company pursuant to a securities purchase agreement dated July 16, 2026 (the “ELOC Offering”) of unsecured promissory notes (the “Notes”) in the aggregate principal amount of US$10,000,000 with an aggregate subscription price of US$8,000,000, to be funded in tranches, and common warrants (the “Warrants” and together with the Notes, the “Offered Securities”) to purchase an aggregate of up to 29,122,679 ordinary shares, par value US$0.001 par value per share (“Ordinary Shares”). Each of the Warrants will be immediately exercisable, subject to beneficial ownership limitations, for one Ordinary Share at an initial exercise price of US$2.00 per share, subject to adjustments.

The Offered Securities were offered in a transaction exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, (the “Securities Act”) and have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the United States Securities and Exchange Commission (the “Commission”) to register the resale of the Securities by the earlier of (i) the date that is fifteen (15) Calendar Days after the date on which the Company files its Annual Report on Form 20-F for the Company’s fiscal year ended March 31, 2026 with the Commission and (ii) August 15, 2026, pursuant to a registration rights agreement (the “Registration Rights Agreement”) entered into by and among the Company and the investors dated July 16, 2026.

In connection with the ELOC Offering, the Company also entered into (i) a securities purchase agreement dated July 16, 2026 (the “Securities Purchase Agreement”) with certain investors, at the investor’s option, who purchased the Offered Securities in the ELOC Offering; (ii) a equity purchase agreement (the “Equity Purchase Agreement”) dated July 16, 2026 with Target Capital 1, LLC (the “Investor”) pursuant to which the Company may sell and issue to the Investor, and the Investor may purchase from the Company, up to US$100,000,000 of Company’s Ordinary Shares; (iii) an escrow agreement dated July 9, 2026 (the “Escrow Agreement”) with the Placement Agent and Continental Stock Transfer & Trust Company, as escrow agent, pursuant to which, the escrow funds will be disbursed by the escrow agent pursuant to the terms and conditions of the Escrow Agreement.

Furthermore, pursuant to the Securities Purchase Agreement, certain directors and officers of Company and beneficial owners of 10% or more of the Company’s Ordinary Shares, have entered into Lock-Up Agreements that generally prohibit the sale, transfer, or other disposition of the Company’s securities, or securities convertible into, or exchangeable or exercisable for, the Company’s Ordinary Shares for a period of ninety (90) days following the closing of the ELOC Offering.

Other than as disclosed above and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not to be necessarily indicative of future operating results or financial condition.

Additional information about us and the risks we face are set forth under “Item 4.—Information on the Company” and “Item 3. Key Information—D. Risk Factors.”

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements for other contractually narrow or limited purposes.

Contractual Obligations

The following table provides our contractual obligations as at March 31, 2026.

	Total	Less than 1 year	1-5 years	More than 5 years
	HK$

Bank Borrowings	7,872,989	2,347,635	5,525,354	-
Lease Obligations	610,500	222,000	388,500	-
Total	8,483,489	2,569,635	5,913,854	-

Capital Expenditures

The following table sets forth our capital expenditures for the years ended March 31, 2026, 2025 and 2024:

	2026	2025	2024
	HK$

Purchase of property, plant and equipment (including the prepayment for property)	(8,579,907)	(1,278,998)	(66,995)
Total capital expenditures	(8,579,907)	(1,278,998)	(66,995)

For the year ended March 31, 2025, we entered into sales and purchase agreements with a director of the Company and his close family member, Ms. Lui Lai Yuen, and Mr. Chan Koon Wah Charles, for purchasing residential property for director’s accommodation. The consideration is HK$9,500,000. As of March 31, 2025, we paid the deposit of HK$950,000 and related direct cost of HK$320,100. As of March 31, 2026, we had paid the total consideration of HK$9,494,200.

Except for the forgoing, we had no additional commitments for capital expenditures and no capital commitments were entered into by us as of March 31, 2026.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. As a result, management is required to routinely make judgments and estimates about the effects of matters that are inherently uncertain. Actual results may differ from these estimates under different conditions or assumptions.

Critical accounting policy is both material to the presentation of financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on financial condition or results of operations. Accounting estimates and assumptions may become critical when they are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.

Critical accounting estimates are estimates that require us to make assumptions about matters that were highly uncertain at the time the accounting estimate were made and if different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. Those critical accounting policies and estimates that require the most significant judgment are discussed further below.

Construction progress measurement for revenue recognition

The Group recognizes revenue for performance obligations satisfied over time only when it is able to reasonably measure its progress toward complete satisfaction of those obligations. This requires management to exercise significant judgement in assessing the nature of the performance obligations and determining an appropriate method of measuring progress, whether based on inputs or outputs.

In certain circumstances, the Group is unable to reasonably measure the outcome of a performance obligation due to inherent uncertainties in the scope, timing, or outcome of the work performed. However, where the Group expects to recover the costs incurred in satisfying the performance obligation, revenue is recognized only to the extent of those costs incurred, in accordance with IFRS 15. This approach reflects management’s judgement that, although the final outcome cannot be reliably estimated at the reporting date, it is probable that the costs incurred will be recoverable. As such, revenue is recognized on a zero-margin basis until the point at which the outcome of the performance obligation can be reasonably measured.

For the years ended March 31, 2026 and 2025 , the Company recognized HK$17,163,904 and HK$8,497,077 of revenue and HK$16,936,627 and HK$8,497,077 cost for construction projects of supply and installations of 2 cooling towers and new condensing water pump, provision of our BocaPCM-TES System and MVAC system (2025: MVAC system), respectively. No such revenue and cost of services are recognized for the year ended March 31, 2024.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets out our executive officers, significant personnel and directors as of the date of this Annual Report:

Name	Position	Age	Term of Office	Principal Business Activities Performed Outside the Company and its Subsidiary
Executive Directors:
Chan Kam Biu Richard	Chief Executive Officer and Director	69	Until the next general meeting called for the appointment of directors	N/A
Lui Lai Yuen	Chief Administrative Officer and Director	67	Until the next general meeting called for the appointment of directors	N/A
Independent Non-Executive Directors:
Michele Takis Matsuda	Director	61	Until the next general meeting called for the appointment of directors	Director of Procana Company Limited
Hui Ringo Wing Kun	Director	45	Until the next general meeting called for the appointment of directors	Executive director of the Hatcher Group Limited; Director of VBG Capital Limited, VBG Consulting (Beijing) Co, Ltd. and VBG Asia Limited
Chan Sze Man	Director	45	Until the next general meeting called for the appointment of directors	Independent Non-Executive Director of Prosperous Future Holdings Limited and Chi Kan Holdings Limited; and Non-Executive Director of Tongda Group Holdings Limited
Senior Management:
Louis Ho Ming Leung	Chief Financial Officer	44	Indefinite until terminated with three months’ written notice	Independent Non-Executive Director of Mabpharm Limited; and Company Secretary of Shanghai XNG Holdings Limited

Business Experience

Chan Kam Biu Richard

Chief Executive Officer and Director

Mr. Chan has served as our Chief Executive Officer and Director since December 30, 2025. He has over 40 years of experience in the field of electrical and mechanical engineering and construction project management. He founded Boca International Limited in 1992 for research and development purposes. Since June 1995, he has served as Managing Director of Boca International Limited. Previously, Mr. Chan served as a Senior Project Engineer of Hutchison Whampoa Properties Limited from September 1989 to March 1995. From 1988 to 1989, he was a Resident Electrical and Mechanical Engineer at Wong & Ouyang (HK) Limited and, between 1979 and 1988, he worked as an engineer at several Hong Kong companies, including The Jardine Engineering Corporation Limited. Mr. Chan holds a higher diploma in mechanical engineering from the Hong Kong Polytechnic (now known as the Hong Kong Polytechnic University), and a master’s and doctoral degree in Business Administration from the Newport University. He was appointed as a member of the Hong Kong Invention Association on March 18, 2022.

Lui Lai Yuen

Chief Administrative Officer and Director

Ms. Lui has served as our Chief Administrative Officer and Director since December 30, 2025. Ms. Lui has served as a director of Boca International Limited since November 2020, and also previously served as a director of Boca International Limited from 1992 to 2016. Ms. Lui is responsible for administrative and financial management of Boca International Limited. She also oversees the day-to-day business operation of Boca International Limited. Ms. Lui holds a bachelor’s degree in Business Administration from La Jolla University, San Diego, California.

Michele Takis Matsuda

Independent Non-Executive Director

Mr. Matsuda has served as our Director since December 30, 2025. He has more than 25 years of experience in the technology sector and has expertise in technical solutions, technical management and business operational management. He is the Founder, Chief Executive Officer, and a director, of Procana Company Limited, a U.S. company incorporated in Delaware and the holding company of Procana Hawaii LLC, a manufacturer of hemp products licensed by the U.S. Department of Agriculture and registered with the State of Hawaii. He was also the Founder, Chief Executive Officer, and a director, of Medcan Company Limited, a U.S. company incorporated in Delaware and the holding company of MedCan Hawaii LLC, a U.S. company focusing on distribution of safe and quality hemp and medical marijuana products, from 2018 to 2021. From 2010 to 2018, Mr. Matsuda served as the Chief Executive Officer, and a director, of S.I. Management Limited and S.I. Energy Holdings Limited, each of which is a subsidiary of S.I. Investments Limited, during which he focused on gaming development projects in Asia and mega solar power plants in Japan. From 2001 to 2003 and from 2008 to 2009, he was appointed as the president of E-Lux Corporation (now known as Quants Inc.), a company listed on the Japan Association of Securities Dealers Automated Quotation (stock code 6811). From 2003 to 2009, he was the Chairman of Sun Innovation Holdings Limited (currently known as Digital Domain Holding Limited), a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (stock code: 547). He was also one of the founders and served as a director of Trans Pacific Telecom Group, a U.S. company which held various telecommunication licenses in the United Kingdom, the United States, Japan and Hong Kong, from 1998 to 2000. Prior to that, from 1986 to 1996, he served in various positions, including but not limited to facilities manager and real estate manager, with his last position as a director of Technology Administration Division of Nomura Securities International, Inc.

Hui Ringo Wing Kun

Independent Non-Executive Director

Mr. Hui has served as our Director since December 30, 2025. He has served as a director of Hatcher Group Limited (formerly known as VBG International Holdings Limited) (a company listed on GEM of the Hong Kong Stock Exchange, stock code: 8365) since 2013, and has been re-designated as an Executive Director and appointed as the Compliance Officer of Hatcher Group Limited since 2016. He is also a director of several subsidiaries of Hatcher Group Limited, namely VBG Capital Limited, VBG Consulting (Beijing) Co, Ltd. and VBG Asia Limited. Mr. Hui is primarily responsible for, among others, overseeing the business corporate strategy, compliance and risk management of Hatcher Group Limited. From May 2009 to June 2016, Mr. Hui served as a non-executive director of Jayden Resources Inc., a company listed on the TSX Venture Exchange in Canada (TSXV: JDN).

Mr. Hui obtained a Bachelor of Science degree in Management and a Master of Science degree in Management from the London School of Economics and Political Science.

Chan Sze Man

Independent Non-Executive Director

Ms. Chan has served as our Director since December 30, 2025. She has served as a Chief Financial Officer and Company Secretary of Tongda Group Holdings Limited, a company listed on the main board of the Hong Kong Stock Exchange (stock code: 698), since 2011, and has been re-designated as a non-executive director and appointed as the audit committee member of Tongda Group Holdings Limited since 2021. Ms. Chan is primarily responsible for, among others, overseeing the company and business issues in a broad perspective, particularly in helping develop proposals for strategy development of Tongda Group Holdings Limited. Ms. Chan has served as an independent non-executive director of Prosperous Future Holdings Limited (stock code: 1259) and Chi Kan Holdings Limited since September 2016 and July 2020, respectively, both being companies listed on the main board of the Hong Kong Stock Exchange.

Ms. Chan obtained a Bachelor of Science degree in Accounting from the Hong Kong University of Science and Technology.

Louis Ho Ming Leung

Chief Financial Officer

Mr. Leung has served as our Chief Financial Officer since June 2026. Mr. Leung has over 10 years of experience in the fields of accounting, financing and auditing. Mr. Leung is currently an independent non-executive director of Mabpharm Limited, a company listed on the Hong Kong Stock Exchange (stock code: 2181). Mr. Leung has also served as the Company Secretary of Shanghai XNG Holdings Limited, a company listed on the Hong Kong Stock Exchange (stock code: 3666) since May 2026. Mr. Leung was the Financial Controller and Company Secretary of Basic House New Life Group Limited (formerly known as AL Group Limited (Hong Kong Stock Exchange, Stock code: 8360)) from September 2019 to May 2022. Mr. Leung was a Chief Financial Officer and Company Secretary of Prosperous Future Holdings Limited (formerly known as China Child Care Corporation Limited (Hong Kong Stock Exchange, Stock code: 1259)) from June 2017 to May 2019 and from January 2018 to May 2019, respectively. Mr. Leung holds a bachelor degree of Science in Quantitative Finance from The Chinese University of Hong Kong. He has been a member of Hong Kong Institute of Certified Public Accountants since 2008 and has over 10 years of experience in accounting and auditing for Hong Kong listed and private companies.

Service Contracts

We are party to a service agreement with Louis Ho Ming Leung, and party to employment agreements with Chan Kam Biu Richard and Lui Lai Yuen. We also entered into letters of appointment with Michele Takis Matsuda, Hui Ringo Wing Kun and Chan Sze Man.

As of the date of this Annual Report, none of our directors is party to a service contract with us or our subsidiary providing for benefits upon termination of employment.

Family Relationships

Lui Lai Yuen, our Chief Administrative Officer and Director, is the spouse of Chan Kam Biu Richard, our Chief Executive Officer and Director. There are no other family relationships among any of our directors, executive officers or senior management.

Arrangements or Understandings

There are no arrangements or understandings with major shareholders, customers, supplier or others, pursuant to which any of our directors, executive officers or senior management was selected to serve as our director, executive officer or member of our senior management.

6.B. Compensation

The following table summarizes all compensation paid, and benefits granted, to our directors, executive officers and senior management for the year ended March 31, 2026.

	Compensation Paid
Name and Principal Position	Salary (HK$)	Bonus (HK$)	Total (HK$)
Mr. Chan Kam Biu Richard	615,000	—	615,000
Chief Executive Officer and Director

Ms. Lui Lai Yuen	615,000	—	615,000
Chief Administrative Officer and Director

Mr. Michele Takis Matsuda	15,600	—	15,600
Independent Non-Executive Director

Mr. Hui Ringo Wing Kun	12,000	—	12,000
Independent Non-Executive Director

Ms. Chan Sze Man	12,000	—	12,000
Independent Non-Executive Director

Mr. Lai Tai Yan	120,000	—	120,000
Former Chief Financial Officer

Note:

Louis Ho Ming Leung, our current Chief Financial Officer, is not reflected in the table above as he was appointed subsequent to March 31, 2026 and was not paid any compensation or granted any benefits for the year ended March 31, 2026.

Personnel Agreements, Arrangements or Plans

We have not entered into any plan or arrangement with any of our directors, executive officers or members of our senior management concerning compensation to be made in the future, nor have we made any agreements with our directors, executive officers or members of our senior management to provide benefits upon termination of their employment.

6.C. Board Practices

Board of Directors

Composition

Our board of directors consists of five directors, including two executive directors and three independent directors.

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Under Cayman Islands law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders, provided that there is full disclosure by the directors.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. Our directors hold office until the next general meeting called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated if, among other things, the director resigns in writing, becomes of unsound mind, without special leave of absence from our board of directors, is absent from meetings of our board of directors for three consecutive meetings and our board of directors resolves that his or her office be vacated, or becomes bankrupt or has a receiving order made against him or her or suspends payment or compounds with his or her creditors.

Committees of the Board of Directors

We have three standing committees, namely, our audit committee, our remuneration committee, and our nominating and corporate governance committee. Our board of directors has adopted a charter for each of the three committees. Copies of our committee charters can be found on our corporate investor relations website at https://1926293.ir365connect.com/committee-composition.

Audit Committee

Our audit committee consists of Michele Takis Matsuda, Hui Ringo Wing Kun, and Chan Sze Man, and is chaired by Chan Sze Man. Our board of directors has determined that each of the members of our audit committee is “independent” for audit committee purposes, as that term is defined by the rules of the SEC and the NYSE American, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Chan Sze Man as an “audit committee financial expert,” as defined under the applicable rules of the SEC. Our audit committee’s responsibilities include:

●	appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	coordinating the oversight and reviewing the adequacy of our internal controls over financial reporting;

●	discussing our annual audited financial statements with management and the independent registered public accounting firm;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Remuneration Committee

Our remuneration committee consists of Michele Takis Matsuda Hui Ringo Wing Kun, and Chan Sze Man, and is chaired by Hui Ringo Wing Kun. Our board of directors has determined that each member of our remuneration committee is “independent” as defined by the rules of the SEC and the NYSE American. Our remuneration committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our corporate goals and objectives and based on such evaluation (i) recommending to our board of directors the cash compensation of our Chief Executive Officer and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans, if any;

●	reviewing and recommending to our board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the NYSE American Company Guide;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to our board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Hui Ringo Wing Kun, Michele Takis Matsuda, and Chan Sze Man, and is chaired by Chan Sze Man. Our board of directors has determined that each member of our nominating and corporate governance committee is “independent” as defined by the rules of the SEC and the NYSE American. Our nominating and corporate governance committee’s responsibilities include:

●	developing and recommending to our board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by shareholders; and

●	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

6.D. Employees

Our Operating Subsidiary had four employees as of March 31, 2026. All of our employees are located in Hong Kong.

The following table sets forth the number of our employees by function as of as of March 31, 2026:

Function	Number of Employees

Management	2

Accounting and finance	2

Total	4

As required by Hong Kong laws and regulations, we participate in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance (the “MPF Scheme”) for all employees in Hong Kong. The contributions to the MPF Scheme are based on a minimum statutory contribution requirement of 5% of eligible employees’ relevant aggregate income up to a maximum of HK$1,500 per employee per month. For the year ended March 31, 2026, the pension contributions made by us was HK$12,594. We believe that we have maintained a good relationship with our employees. We have not experienced any significant labor disputes with our employees.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of August 9, 2026, based upon 13,551,205 Ordinary Shares outstanding as of such date, by:

●	each person or group of affiliated persons known by us to be the beneficial owner of 5% or more of our Ordinary Shares;

●	each of our directors and named executive officers; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Except as indicated in the footnotes to the table below, and subject to community property laws where applicable, we believe the persons and entities named in the table below have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

As of August 14, 2026, all of our shareholders, including the shareholders listed below, had the same voting rights attached to their Ordinary Shares. The information below does not give effect to the Reclassification approved at the Extraordinary General Meeting held on August 10, 2026, which reclassified our Ordinary Shares and altered the voting rights attached to our Ordinary Shares. See “Item 4. Information on the Company – A. History and Development of the Company – Recent Developments - Extraordinary General Meeting” for additional details.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Green Circle Decarbonize Technology Limited, Unit 1809, Prosperity Place, 6 Shing Yip St., Kwun Tong, Kowloon, Hong Kong.

Ordinary Shares Beneficially Owned

Directors	Number of Ordinary Shares	Percentage of Ordinary Shares
Directors and executive officers
Dr. Chan Kam Biu Richard	6,360,000	46.93%
Lui Lai Yuen	—	—%
Lai Tai Yan	—	—%
Michele Takis Matsuda	—	—%
Hui Ringo Wing Kun	—	—%
Chan Sze Man	—	—%
Directors and executive officers as a group (6 persons)	6,360,000	46.93%

To our knowledge, as of August 9, 2026, we had 7 shareholders of record in the United States. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

At the Extraordinary General Meeting held on August 10, 2026, our shareholders approved the Reclassification of our authorized share capital into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share will be entitled to one vote per share, while each Class B Ordinary Share will be entitled to 50 votes per share. Immediately following the Reclassification, 5,280,000 Class A Ordinary Shares held by Joyful Star Limited will be repurchased and cancelled in exchange for 5,280,000 Class B Ordinary Shares, and 1,080,000 Class A Ordinary Shares held by Green Circle Limited will be repurchased and cancelled in exchange for 1,080,000 Class B Ordinary Shares. The information set forth in the table above and the narrative disclosure above is presented on a pre-Reclassification basis and does not give effect to the Reclassification approved at the Extraordinary General Meeting.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

We were not required to prepare an accounting restatement during or after our last completed fiscal year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees - E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

In addition to the director and officer compensation arrangements discussed in “Item 6. Directors, Senior Management and Employees - B. Compensation,” we describe below our related party transactions that occurred during our last fiscal year, and up to the date of this Annual Report.

Transactions with Related Persons

Amounts due to/from shareholders and directors

The amounts are unsecured, interest-free and repayable on demand. The related party balances are set out below:

	As at March 31
	2026	2025	2024
	HK$	HK$	HK$

Amount due from (to) shareholders
Joyful Star Limited	(189,922)	(689,922)	(689,922)
Boca Holdings Limited	-	-	481,293

Amounts due to directors
Dr Chan Kam Biu, Richard	(392,298)	(621,243)	(500,000)
Lui Lai Yuen	-	(200,000)	(200,000)

Other payable
Lui Lai Yuen and Chan Koon Wah Charles	(5,800)	-	-

For the year ended March 31, 2025, Chan Kam Biu, Richard, our Chief Executive Officer and Director and a major shareholder, waived his remuneration of HK$1,200,000 to support our financial stability. The waiver was recorded as cost of revenue of HK$240,978 and administrative expenses of HK$959,022 with corresponding account charged against other reserve as a capital contribution.

During the year ended March 31, 2026, we made a repayment of HK$200,000 (2025: Nil; 2024: HK$203,821) to Lui Lai Yuen.

During the year ended March 31, 2026, we made payments of HK$1,935,441 to Dr Chan Kam Biu, Richard (2025: HK$729,302; 2024: HK$55,200), received advances of HK$1,706,496 (2025: HK$843,647; 2024: HK$1,714,391) from Dr Chan Kam Biu, Richard, and settlement of our purchase of property, plant and equipment, in total of HK$Nil (2025: HK$6,898; 2024: HK$16,995).

During the year ended March 31, 2025, our management wrote off the amount due from Boca Holdings Limited of HK$481,293 and recognized it in profit or loss.

On March 13, 2025, we entered into sales and purchase agreements with our director and his close family member, Ms. Lui Lai Yuen, and Mr. Chan Koon Wah Charles, for purchasing residential property for director’s accommodation. The consideration was HK$9,500,000. As of March 31, 2026, we had paid the total consideration of HK$9,494,200. (2025: deposit of HK$950,000 which was utilized as part of the total consideration).

We and MavDB Consulting LLC, are parties to a consulting agreement, dated January 1, 2024. MavDB Consulting LLC, a company incorporated in Puerto Rico, is 100% owned by David Joshua Bartch. Accordingly, David Joshua Bartch has the sole voting power over all the shares held by MavDB Consulting LLC. The principal business address of MavDB Consulting LLC is MavDB Consulting LLC, 151 Calle De San Francisco Floor 2, San Juan, PR 00901.

The consulting services provided by MavDB Consulting LLC to us include capital markets consulting, introductions to potential investors, global markets consulting for potential entry into other markets globally, introduction to potential M&A targets, introduction to service providers including but not limited to investment banks, underwriters, legal firms, governance experts and auditors, preparation of investor materials including but not limited to investor decks and presentation if needed, and counseling and training management on investment pitches and presentations.

The consulting fees provided by us to MavDB Consulting LLC in consideration of the services provided/to be provided are US$50,000 per year, for a total of US$250,000 over five years, commencing January 1, 2024. We settled the consulting fees of US$250,000 by issuing 1,000,000 Ordinary Shares to MavDB Consulting LLC on January 12, 2024.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval, or ratification of transactions, such as those described above, with our executive officers, directors, and significant shareholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional directors, so that such transactions will be subject to the review, approval or ratification of our board of directors, or an appropriate committee thereof. On a moving forward basis, our directors will continue to approve any related party transaction.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required by this item may be found at the end of this Annual Report, beginning on page F-1.

Legal Proceedings

See “Item 4 Information on the Company - 4.B. Business Overview - Legal Proceedings” for a description of our currently involved legal proceedings.

Policy on Dividend Distributions

We have never declared or paid cash dividends to our shareholders, and we do not intend to pay cash dividends in the foreseeable future. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

Under Cayman law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

8.B. Significant Changes

Except as disclosed elsewhere in this Annual Report, no significant change has occurred since the date of our financial statements filed as part of this Annual Report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Ordinary Shares are listed on the NYSE American Market under the ticker symbol “GCDT”.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

Our Ordinary Shares began on the NYSE American on January 13, 2026, under the ticker symbol “GCDT”.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our Memorandum and Articles of Association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

As of August 9, 2026, our authorized share capital was US$50,000 divided into 50,000,000 shares, par value of US$0.001 each. As of August 9, 2026, 13,551,205 Ordinary Shares were issued and outstanding. All of our issued and outstanding Ordinary Shares are fully paid.

At the Extraordinary General Meeting held on August 10, 2026, our shareholders approved the Reclassification of our authorized share capital into Class A Ordinary Shares (as defined herein) and Class B Ordinary Shares (as defined herein). Each Class A Ordinary Share will be entitled to one vote per share, while each Class B Ordinary Share will be entitled to 50 votes per share. Immediately following the Reclassification, 5,280,000 Class A Ordinary Shares held by Joyful Star Limited will be repurchased and cancelled in exchange for 5,280,000 Class B Ordinary Shares, and 1,080,000 Class A Ordinary Shares held by Green Circle Limited will be repurchased and cancelled in exchange for 1,080,000 Class B Ordinary Shares.

Our shareholders also approved our second amended and restated memorandum and articles of association, which incorporated our new dual class structure share structure and the related rights, restrictions and privileges.

The following discussion does not give effect to the Reclassification.

Our Memorandum and Articles of Association

The following are summaries of material provisions of our Memorandum and Articles of Association, as in effect prior to the Reclassification, and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company. Under our Memorandum and Articles of Association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of above premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by:

●	the chairperson of such meeting;

●	by at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting;

●	by shareholder(s) present in person or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting;

●	by shareholder(s) present in person or by proxy and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right; and

●	if required by the rules of the relevant stock exchange, by director(s) individually or collectively holding proxies in respect of shares representing 5% or more of the total voting rights at such meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Memorandum and Articles of Association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their Ordinary Shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of their Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of the shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, our share premium account or the proceeds of a fresh issue of shares made for the purpose of the repurchase or subject to the Companies Act, out of capital and in the case of any premium payable on the purchase price over the par value of the shares to be repurchased, out of either or both the profits of our company or from sums standing to the credit of our share premium account or subject to the Companies Act, our of capital. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our Memorandum and Articles of Association authorizes our board of directors to issue additional Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Memorandum and Articles of Association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of our Ordinary Shares.

Inspection of Books and Records. Holders of the shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we provide our shareholders with annual audited financial statements and rights to inspect our register of members under our Memorandum and Articles of Association. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Anti-Money Laundering - Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure compliance with any such laws or regulations in any applicable jurisdiction.

Data Protection in the Cayman Islands - Privacy Notice

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands (the “DPA”), based on internationally accepted principles of data privacy.

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment in us, this will be relevant for those individuals and you should transit the content of this privacy notice to such individuals or otherwise advise them of its content.

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property, and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our Memorandum and Articles of Association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our Memorandum and Articles of Association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our Memorandum and Articles of Association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions” or elsewhere in this Annual Report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

Hong Kong

There are currently no exchange control regulations in Hong Kong applicable to us or our shareholders.

10.E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, and disposition of our Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of our Company; or (ii) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer for a transfer of our Ordinary Shares except those which hold interests in land in the Cayman Islands.

Hong Kong Tax Considerations

The following summary of certain relevant provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding, or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding, or selling our Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of our Ordinary Shares.

●	Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession, or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of our Ordinary Shares, where the contracts of purchases and sales of our Ordinary Shares are situated and effected outside of Hong Kong such as, for example, in the United States, should not be subject to Hong Kong profits tax according to the current tax practice of the Hong Kong Inland Revenue Department.

●	Dividends paid and received on our Ordinary Shares would not be subject to any Hong Kong tax. No Hong Kong stamp duty is payable on the purchase and sale of our Ordinary Shares.

Our subsidiary incorporated in Hong Kong, i.e., Boca International Limited, is subjected to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on or after April 1, 2018, the two-tiered profits tax rates regime took effect, under which the profits tax rate is 8.25% on assessable profits of the first HK$2 million and 16.5% on any part of assessable profits over HK$2 million.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) who hold the shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not take a contrary position.

This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our SHARES (by vote or value), investors that hold OR WILL HOLD their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of the Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding the Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes. As we are not a “qualified foreign corporation,” such dividends will not be “qualified dividends” for United States federal income tax purposes and will be subject to United States federal income tax at ordinary income rates, subject to the PFIC (as defined below) tax considerations as set out below.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of our Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss, subject to the PFIC tax considerations as set out below, if the shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives a currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if our Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company” (“PFIC”) if, in the case of any particular taxable year, either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income.

We or a related entity express no opinion as to the Company’s or a related entity’s status as a PFIC for the current or any future or prior year. U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation.

No assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. It is also possible that the IRS may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (i) and (ii) above, or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we or a related entity are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, we do not intend to provide a “PFIC Annual Information Statement,” “Annual Intermediary Statement,” or a combined statement, as applicable for United States federal income tax purposes, for the making of a “Qualified Electing Fund” election.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	Such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.

If an effective mark-to-market election is made with respect to the Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to the Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns the Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Controlled Foreign Corporation Considerations

If a U.S. Holder (or person defined as a U.S. person under Section 7701(a)(30) of the Code) owns, directly, indirectly, or constructively, 10% or more of the total combined voting power of all classes of our stock or the value of our Ordinary Shares (a “U. S. Shareholder”) and U.S. Shareholders own more than 50% of the vote or value of our Company, directly, indirectly, or constructively, we would be a “controlled foreign corporation.” This classification would result in many complex results, one of which requires such 10% U.S. Holders to include in their current income their pro rata share of (i) Subpart F income of the CFC, (ii) the CFC’s earnings from certain investments in U.S. property, (iii) global intangible low-taxed income (“GILTI), and (iv) base erosion minimum tax amounts for certain 10% U.S. Holders with sufficient gross receipts that make deductible payments to related foreign parties in tax years after December 31. 2018.

In addition, under Section 1248 of the Code, gain from the sale or exchange of Ordinary Shares by a US person who is or was a U. S. Shareholder at any time during the five year period before the sale or exchange may be treated as ordinary income to the extent of earnings and profits of ours attributable to the stock sold or exchanged. We or a related entity express no opinion as to the Company’s or a related entity’s status as a CFC under the Code. U.S. Holders should consult their own tax advisors with respect to the CFC issue and its applicability to their particular tax situation.

If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to certain 10% U.S. Holders of the CFC. This rule generally will be effective for taxable years of 10% U.S. Holders beginning after 1997 and for taxable years of foreign company’s ending with or within such taxable years of 10% U.S. Holders. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is beyond the scope of this discussion.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT THEIR OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF THE ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Non-U.S. Holders

A non-U.S. Holder is a beneficial owner (other than a partnership or disregarded entity for U.S. federal income tax purposes) of our Ordinary Shares that is not a U.S. Holder.

Taxation of Distributions and Sale or Other Disposition of The Shares

Subject to the U.S. backup withholding rules described below, non-U.S. Holders of the Shares generally will not be subject to U.S. withholding tax on distributions with respect to, or gain on sale or disposition of, our Ordinary Shares.

Non-U.S. Holders who are engaged in a trade or business in the United States who receive payments with respect to our Ordinary Shares that are effectively connected with such trade or business should consult their own tax advisers with respect to the U.S. tax consequences of the ownership and disposition of our Ordinary Shares. Individuals who are present in the United States for 183 days or more in any taxable year should also consult their own tax advisers as to the U.S. federal income tax consequences of the ownership and disposition of our Ordinary Shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8.

The amount of any backup withholding from a payment to a U.S. Holder or a non-U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the informational requirements of the Exchange Act and will file reports, registration statements and other information with the SEC. Our reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us on our website at https://pcm-tes.com/. However, information contained on our website does not constitute a part of this Annual Report.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosure About Market Risk

Foreign currency risk

We are exposed to foreign currency risk primarily through expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currency giving rise to this risk is primarily the United States Dollar. As the Hong Kong Dollar is currently pegged to the United States Dollar, our exposure to foreign exchange fluctuations is minimal.

Interest rate risk

We are exposed to fair value interest rate risk which arise from lease liabilities. We are exposed to cash flow interest rate risk in relation to variable-rate bank balances and variable rate bank borrowing due to the fluctuation of the prevailing market interest rate. We currently do not have a policy on hedging interest rate risk. However, our management monitors interest rate exposure and will consider hedging significant interest rate risk should the need arise.

Sensitivity analysis

No sensitivity analysis is presented as our board of directors considers our exposure to interest rate risk insignificant. Our bank borrowing has a floating rate and the balance as at March 31, 2026 was HK$4,691,517. Interest rate fluctuation for our bank borrowings for the year ended March 31, 2026 ranged from 2.75% to 5.73%., We expect no material change in interest expense over the remaining term of our loans since only HK$ 4.6 million of bank borrowings are subject to floating-rate terms as at March 31, 2026.

Credit Risk

As at March 31, 2026, our maximum exposure to credit risk which will cause a financial loss due to failure to discharge an obligation by the counterparties related to the carrying amounts of the recognized financial assets as stated in our statement of financial position.

Trade receivables arising from contracts with customers

In order to minimize credit risk, our management has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. We only extend credit to customers based on careful evaluation of the customers’ financial conditions and credit history. Credit sales of products are made to customers with an appropriate credit history. We perform impairment assessment under ECL model upon application of IFRS 9 on trade receivables individually. In this regard, our management considers our exposure to credit risk as significantly reduced.

Other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors of the Company, have no significant increase in credit risk since initial recognition. ECL is estimated based on historical observed default rates over the expected life of debtors and is adjusted for forward-looking information that is available without undue cost or effort. Based on the impairment assessment performed by the Company, the management of the Company considers the loss allowance for other receivables within lifetime ECL was insignificant and accordingly no allowance for losses is provided.

Cash balances

The credit risk on cash balances is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

Significant concentration of credit risk

Our concentration of credit risk on trade receivables by geographical locations is mainly in Hong Kong and Macau.

We depend on a small number of key customers for a significant portion of our revenue, and the loss of, or a material reduction in purchases by, any of these customers could adversely affect our business, financial condition, and results of operations.

A significant portion of our revenue is concentrated among a limited group of key customers, which fluctuates from period to period. For the year ended March 31, 2026, HAECO contributed HK$12.1 million, or approximately 48.47%, of our revenue, and the Macau University of Science and Technology Foundation - University Hospital contributed approximately HK$11.7 million, or approximately 46.89%, of our revenue. For the year ended March 31, 2025, LMP International Limited contributed approximately HK$8.5 million, or approximately 51.26%, of our revenue, HAECO contributed approximately HK$5.1 million, or approximately 30.64%, of our revenue, and SOAR Equipment Rental Company Limited contributed approximately HK$3.0 million, or approximately 18.10%, of our revenue. For the year ended March 31, 2024, all of our revenue (being approximately HK$5.2 million) came from HAECO.

We do not have long-term purchase commitments with all of our major customers, and orders are generally placed on a project-by-project or purchase-order basis. Consequently, these customers may reduce, delay, or discontinue their purchases at any time due to changes in their business strategies, financial condition, or macroeconomic conditions. The loss of any of these major customers, a material reduction in order volume, or a default on payment obligations by any of them could have a material adverse effect on our cash flows, revenue, and overall financial performance.

Our internal credit risk grading assessment on trade receivables and other financial assets comprise the following categories:

Internal credit rating	Description	Trade receivables	Other financial assets
Low risk	The counterparty has a low risk of default and does not have any past-due amounts	Lifetime ECL – not credit-impaired	12m ECL
Watch list	The counterparty has amounts past-due but is continuously settling after due date and with continuous business transactions with the Company	Lifetime ECL – not credit-impaired	12m ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources while the counterparty is with continuous business transactions with the Company	Lifetime ECL – not credit-impaired	Lifetime ECL – not credit-impaired
Loss	There is evidence indicating the asset is credit-impaired	Lifetime ECL – credit-impaired	Lifetime ECL – credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	Amount is written off

Liquidity Risk

In management of the liquidity risk, the Company has obtained financial support from its shareholders, which has agreed not to demand for repayment from the Company for the next coming twelve months from the date of reporting period and agreed to provide adequate funds to enable the Company to meet in full its financial obligations as they fall due for the foreseeable future. The Company monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company’s operations and mitigate the effects of fluctuations in cash flows.

Prior to the consummation of our initial public offering in January 2026, we financed our operations, capital expenditures, and project commitments primarily through cash generated from our operating activities, bank and other borrowings, and financing facilities from related parties and shareholders. Following the successful listing of our ordinary shares on the NYSE American, our primary liquidity architecture fundamentally transformed, shifting from private debt mechanisms to public equity capital.

The management monitors the utilization of bank borrowings and ensures compliance with the relevant loan covenants.

The following table details the Company’s remaining contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of the financial liabilities based on the earliest date on which the Company can be required to pay. Specifically bank borrowings with a repayment on demand clause are included in the earliest time band regardless of the probability of the banks choosing to exercise their rights. The maturity dates for other non-derivative financial liabilities are based on the agreed repayment dates.

The table includes both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amounts is derived from the interest rate at the end of the reporting period.

2026	Weighted average interest rate	On demand or less than 1 month	1 -3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount at March 31, 2026
		HK$	HK$	HK$	HK$	HK$	HK$	HK$

Non-derivative financial liabilities
Trade payables		197,040					197,040	197,040
Interest payables		589,997					589,997	589,997
Accrued charges and other payables		1,620,012					1,620,012	1,620,012
Amounts due to directors		392,298					392,298	392,298
Amounts due to a shareholder		189,922					189,922	189,922
Bank borrowing
-floating rate	3.46%	4,691,517	-	-	-	-	4,691,517	4,691,517
-fixed rate	6.25%	2,287,378	-	-	-	-	2,287,378	2,287,378
Lease liabilities	5.95%	18,500	37,000	166,500	388,500		610,500	563,122

Total		9,986,664	37,000	166,500	388,500		10,578,664	10,531,286

2025	Weighted average interest rate	On demand or less than 1 month	1 -3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount at March 31, 2025
		HK$	HK$	HK$	HK$	HK$	HK$	HK$

Non-derivative financial liabilities
Trade payables		82,560	-	-	-	-	82,560	82,560
Interest payables		3,000,465	-	-	-	-	3,000,465	3,000,465
Accrued charges and other payables		6,831,588	-	-	-	-	6,831,588	6,831,588
Amounts due to directors		821,243	-	-	-	-	821,243	821,243
Amount due to a shareholder		689,922	-	-	-	-	689,922	689,922
Bank borrowings
-floating rate	3.00%	2,623,655	-	-	-	-	2,623,655	2,623,655
Other borrowings-fixed rate	8.76%	26,600,000	-	-	-	-	26,600,000	26,600,000
Lease liabilities	5.95%	19,300	38,600	115,800	-	-	173,700	169,581

Total		40,668,733	38,600	115,800	-	-	40,823,133	40,819,014

Bank and other borrowings with a repayment on demand clause are included in the “on demand or less than 1 month” time band in the above maturity analysis. As at March 31, 2026, the aggregate principal amounts of these bank and other borrowings are amounted to HK$6,978,895 (2025: HK$29,223,655). Taking into account the Group’s financial position, the directors do not believe that it is probable that the banks and the third-party lenders will exercise their discretionary rights to demand for immediate repayment. The directors believe that such loans will be repaid in five years after the end of the reporting period in accordance with the scheduled repayment dates set out in the loan agreements, details of which are set out in the table below. The aggregate principal and interest cash outflows of bank and other borrowings with a repayment on demand clause are amounted to HK$7,872,989 (2025: HK$36,656,459).

Maturity Analysis – Bank and other borrowings with a repayment on demand clause based on scheduled repayments

	Weighted average interest rate	Less than 1 year	1 -2 years	More than 2 years	Total undiscounted cash flows	Carrying amount
	%	HK$	HK$	HK$	HK$	HK$

March 31, 2026	4.38%	2,347,635	2,347,635	3,177,719	7,872,989	6,978,895

March 31, 2025	8.24%	8,717,693	2,697,174	25,241,592	36,656,459	29,223,655

The amounts included above for variable interest rate instruments are subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

Fair value measurements of financial instruments

The fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of other financial assets and financial liabilities recognized in the financial statements approximate their fair values.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. - D. Material Modifications to the Rights of Security Holders

At the Extraordinary General Meeting held on August 10, 2026, our shareholders approved the Reclassification of our authorized share capital into Class A Ordinary Shares (as defined herein) and Class B Ordinary Shares (as defined herein). Each Class A Ordinary Share will be entitled to one vote per share, while each Class B Ordinary Share will be entitled to 50 votes per share. Immediately following the Reclassification, 5,280,000 Class A Ordinary Shares held by Joyful Star Limited will be repurchased and cancelled in exchange for 5,280,000 Class B Ordinary Shares, and 1,080,000 Class A Ordinary Shares held by Green Circle Limited will be repurchased and cancelled in exchange for 1,080,000 Class B Ordinary Shares.

As a result, the holders of our Class B Ordinary Shares will have substantially greater voting power than holders of our Class A Ordinary Shares on a per-share basis. The 6,360,000 Class B Ordinary Shares will carry an aggregate of 318,000,000 votes, compared with one vote per Class A Ordinary Share. Depending on the number of Class A Ordinary Shares outstanding, the holders of our Class B Ordinary Shares may be able to exercise significant influence over, or potentially control, the outcome of matters submitted to shareholders for approval, including the election or removal of directors, mergers, consolidations, dispositions of substantially all of our assets and other significant corporate transactions.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-276943) (the “IPO Form F-1”), in relation to our initial public offering of 2,875,000 Ordinary Shares (inclusive of 375,000 issued pursuant to the exercise of the underwriters’ over-allotment option) at an offering price of US$4.00 per share. The IPO Form F-1 was declared effective by the SEC on December 30, 2025. Our initial public offering closed on January 14, 2026. RBW Capital Partners LLC (with brokerage services offered through Dawson James Securities, Inc.),, served as the managing underwriter for our initial public offering.

The total expenses incurred for our company’s account in connection with our initial public offering were approximately US$1.7 million, including underwriting discounts and commissions of approximately US$0.9 million, underwriters’ non-accountable expense allowance of approximately US$0.1 million, approximately US$0.2 million of fair value of the Underwriter Warrants issued to each of the representative of the underwriters and other expenses of approximately US$0.6 million. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our Ordinary Shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately US$9.9 million from our initial public offering.

As disclosed in the final prospectus for our initial public offering, dated January 12, 2026 and filed with the SEC on January 13, 2026 (the “IPO Prospectus”), we originally intended to use approximately US$3.4 million (or approximately HK$6.5 million), representing approximately 40% of the net proceeds of our initial public offering (assuming full exercise of the over-allotment option) to repay our other borrowings contributed by three independent third parties and a related party. Subsequent to the closing of our initial public offering, we successfully negotiated with two of the borrowers to waive the interest payable on their loans amounting to approximately US$ 0.8 million (or approximately HK$6.5 million). In addition, upon the consummation of our initial public offering, we satisfied the term of a debt settlement of which the obligation to repay the principal amount of approximately US$0.6 million (or approximately HK$4.6 million) owed by other two independent third parties was waived by a previous issuance of our ordinary shares to them. As a result, after evaluation of our short-term liquidity, operating requirements, and debt servicing obligations, we determined to reallocate the corresponding portion of the net proceeds from our initial public offering originally intended for the repayment of such borrowings, being US$1.4 million, or approximately 14.0% of the net proceeds of our initial public offering, to general corporate purposes and working capital to support operational growth and day-to-day business needs.

Except for the reallocation described above, there have been no other material changes in the planned use of proceeds as described in the IPO prospectus.

The following table sets forth a comparison of the original intended allocation, as disclosed in the IPO Prospectus, and the actual allocation of the net proceeds of our initial public offering:

Intended Use of Funds	Original Allocation (US$)	Actual Allocation (US$)	Difference (US$)
Net cash proceeds received	9,931,625	9,931,625	-

Use of Proceeds:
Expansion of the production capacity of our production base for PCM	3,100,000	3,100,000	-
Repayment of other borrowings (three individuals and related party)	3,400,000	2,000,000	(1,400,000)
Repayment of HSBC bank loan	500,000	500,000	-
Working capital, operating expenses, and other general corporate purposes	[2,931,625]	4,331,625	1,400,000

The following table sets forth the actual utilization of the net cash proceeds received by us from December 30, 2025, the date when the IPO Form F-1 was declared effective by the SEC, through March 31, 2026:

Intended Use of Funds	Actual Cash Allocated (US$)	Cumulative Amount Utilized (US$)	Unspent Balance as of 31 March 2026 (US$)
Net cash proceeds received	9,931,625

Proceeds deployment
Expansion of the production capacity of our production base for PCM	3,100,000	Nil	3,100,000
Repayment of other borrowings (three individuals and related party)	2,000,000	2,000,000	-
Repayment of HSBC bank loan	500,000	5,000	495,000
Working capital, operating expenses, and other general corporate purposes	4,331,625	3,500,000	831,625

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our Ordinary Shares, or our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2026. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of March 31, 2026, due to the reasons listed below.

During the audit for our consolidated financial statements for the year ended March 31, 2026, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. Specifically, we do not currently employ a full-time accountant qualified in IFRS to oversee our financial reporting function. As a result, the following deficiencies were identified:

●	Impairment of right-of-use assets was not properly recorded in accordance with accounting policies.
●	Salary and cost of revenue were not recorded on an accrual basis.
●	Loan transactions were not properly recorded using the effective interest rate method as required by accounting policies.

The aggregation of these significant deficiencies constitutes a material weakness, which could result in misstatements in our consolidated financial statements. Our management is committed to strengthening internal controls and intends to hire qualified accounting personnel to address these issues and prevent future deficiencies.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c)	Attestation Report of the Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the Jumpstart Our Business Startups Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Michele Takis Matsuda, Hui Ringo Wing Kun, and Chan Sze Man, and is chaired by Chan Sze Man. Our board of directors has determined that each of the members of our audit committee is “independent” for audit committee purposes, as that term is defined by the rules of the SEC and the NYSE American, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has also determined that Chan Sze Man meets the criteria of an “audit committee financial expert,” as defined under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct and Ethics is filed as Exhibit 11.1 to this Annual Report.

Any amendment to or waivers of the Code of Business Conduct and Ethics for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or the NYSE American will be disclosed on our website within four business days following the amendment or waiver. During fiscal year ended March 31, 2026, no amendments to or waivers from the Code of Business Conduct and Ethics were made or given for any of our executive officers.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ZH CPA, LLC, our independent registered public accounting firms, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Fiscal Year Ended March 31, 2026		Fiscal Year Ended March 31, 2025
Audit Fees*	US$	160,000	US$	200,000
Audit-Related Fees	US$	25,000	US$	15,000
Tax Fees	US$	-	US$	-
All Other Fees	US$	-	US$	-
Total	US$	185,000	US$	215,000

Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 6-K and for any other services that were normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees are fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with our initial public offering and other offerings conducted during such periods.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

The NYSE American Company Guide includes certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable NYSE American standards. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE American in respect of the following:

●	the requirement under Section 132 of the NYSE American Company Guide that companies listed on NYSE American shall release quarterly sales and earnings;

●	the requirement under Section 705 of the NYSE American Company Guide, pursuant to which the solicitation of proxies and delivery of proxy statements for all shareholder meetings requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC;

●	the Shareholder Approval Requirements under Section 711 to 713 of the NYSE American Company Guide.

●	the majority independent director requirement under Section 802(a) of the NYSE American Company Guide; and

●	the requirement under Section 802(c) of the NYSE American Company Guide that the independent directors have regularly scheduled meetings with only the independent directors present.

Except for the foregoing, we endeavor to comply with NYSE American’s corporate governance practices and except for the foregoing, there is no significant difference between our corporate governance practices and what NYSE American requires of domestic U.S. companies.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a written insider trading policy (the “Insider Trading Policy”), that is reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to the Company. The Insider Trading Policy provides guidance to the directors, officers, employees, consultants, and contractors, including agents, of the Company (“Company Personnel”), and the Company’s subsidiaries with respect to stock trading and assists the Company Personnel in understanding their obligations and responsibilities under U.S. securities laws and regulations.

A copy of the Insider Trading Policy, as currently in effect, is filed as Exhibit 11.2 to this Annual Report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We recognize that cybersecurity threats may pose risks to our business, operations and information systems. Given the nature and scale of our current operations, we believe that our exposure to material cybersecurity risks is minimal. We do not currently maintain a formal or written cybersecurity risk management program and we have not established a separate formal cybersecurity risk assessment or incident response framework. Instead, cybersecurity risks are assessed and addressed on a risk-based basis as part of our overall management of operational risks. Our board of directors regularly engage with our information technology service provider and business operations teams to review cybersecurity performance metrics, identify significant risks, and evaluate the progress of cybersecurity programs and initiatives. Material cybersecurity matters are escalated to our board of directors as appropriate. We may engage third-party consultants, assessors, auditors or other cybersecurity professionals if management determines that their expertise is warranted based on the nature or severity of a particular cybersecurity risk or incident.

Cybersecurity Governance

Our board of directors has primary oversight responsibility for managing cybersecurity risks within our organization. At the management level, our Chief Executive Officer and our Chief Financial Officer are responsible for assessing and addressing material cybersecurity risks and incidents. They regularly engage with our information technology service provider and business operations teams to review cybersecurity performance metrics, identify top risks, and evaluate the progress of cybersecurity programs and initiatives. Material cybersecurity matters are escalated to our board of directors as appropriate.

As of the date of this Annual Report, we have not experienced any cybersecurity incidents deemed material to the Company as a whole.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and related notes required by this item are contained on pages F-1 through F-42.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association of Green Circle Decarbonize Technology Limited (incorporated herein by reference to Exhibit 3.1 to the registrant’s registration statement on Form F-1 filed with the SEC on February 8, 2024)

1.2*	Second Amended and Restated Memorandum and Articles of Association, as approved on August 10, 2026 by special resolution, and which took effect on August 11, 2025

2.1*	Description of Securities

4.1	Form of Convertible Promissory Note dated July 16, 2026 (incorporated by reference to Exhibit 4.1 to the registrant’s Report of Foreign Private Issuer on Form 6-K/A furnished to the SEC on July 16, 2026)

4.2	Form of Warrant to Purchase Ordinary Shares dated July 16, 2026 (incorporated by reference to Exhibit 4.2 to the registrant’s Report of Foreign Private Issuer on Form 6-K/A furnished to the SEC on July 16, 2026)

4.3	Form of Pre-Funded Warrant dated July 16, 2026 (incorporated by reference to Exhibit 4.3 to the registrant’s Report of Foreign Private Issuer on Form 6-K/A furnished to the SEC on July 16, 2026)

4.4	Form of Placement Agent Agreement dated July 16, 2026 (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Private Issuer on Form 6-K/A furnished to the SEC on July 16, 2026)

4.5	Form of Securities Purchase Agreement dated July 16, 2026 (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Private Issuer on Form 6-K/A furnished to the SEC on July 16, 2026)

4.6	Form of Registration Rights Agreement dated July 16, 2026 (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Private Issuer on Form 6-K/A furnished to the SEC on July 16, 2026)

4.7	Form of Equity Purchase Agreement dated July 16, 2026 (incorporated by reference to Exhibit 10.4 to the registrant’s Report of Foreign Private Issuer on Form 6-K/A furnished to the SEC on July 16, 2026)

4.8	Form of Escrow Agreement dated July 16, 2026 (incorporated by reference to Exhibit 10.5 to the registrant’s Report of Foreign Private Issuer on Form 6-K/A furnished to the SEC on July 16, 2026)

4.9	Form of Underwriters’ Warrants (incorporated herein by reference to Exhibit 4.2 to Amendment No. 11 to the registrant’s registration statement on Form F-1/A filed with the SEC on April 28, 2025)

4.10	License Agreement between Chan Kam Biu Richard and the Company dated April 29, 2022 (incorporated herein by reference to Exhibit 4.3 to Amendment No. 14 to the registrant’s registration statement on Form F-1/A filed with the SEC on November 28, 2025)

4.11*	Contract of Employment between the registrant and Leung Louis Ho Ming dated June 8, 2026

4.12	Product Development and Supply Agreement between Boca International Limited and Gene Company Limited dated March 7, 2022 (incorporated herein by reference to Exhibit 10.2 to Amendment No. 14 to the registrant’s registration statement on Form F-1/A filed with the SEC on November 28, 2025)

4.13	Office Tenancy Agreement

4.14†##	Agreement between Green Circle Decarbonize Technology Ltd and Hong Kong Aircraft Engineering Company Limited (incorporated herein by reference to Exhibit 10.7 to Amendment No. 14 to the registrant’s registration statement on Form F-1/A filed with the SEC on November 28, 2025)

4.15	Consulting Agreement, dated January 1, 2024, between Green Circle Decarbonize Technology Ltd and MavDB Consulting LLC (incorporated herein by reference to Exhibit 10.9 to Amendment No. 14 to the registrant’s registration statement on Form F-1/A filed with the SEC on November 28, 2025)

4.16	Form of Indemnification Agreement between Green Circle Decarbonize Technology Ltd and its directors and executive officers (incorporated herein by reference to Exhibit 10.5 to the registrant’s registration statement on Form F-1 filed with the SEC on February 8, 2024)

4.17	Form of Director Agreement (incorporated herein by reference to Exhibit 10.6 to the registrant’s registration statement on Form F-1 filed with the SEC on February 8, 2024)

4.18	Agreement between Green Circle Decarbonize Technology Limited and LMP International Limited (incorporated herein by reference to Exhibit 10.10 to Amendment No. 14 to the registrant’s registration statement on Form F-1/A filed with the SEC on November 28, 2025)

8.1	List of Subsidiaries of (incorporated herein by reference to Exhibit 21.1 to the registrant’s registration statement on Form F-1 filed with the SEC on February 8, 2024)

11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.9 to the registrant’s registration statement on Form F-1 filed with the SEC on February 8, 2024)

11.2*	Insider Trading Policy

12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97*	Clawback Policy

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
†	Certain confidential information (indicated by brackets and asterisks) has been omitted from this exhibit because it is both (i) not material and (ii) the type of information that the registrant treats as private or confidential
##	Schedules to this exhibit have been omitted pursuant to Item 601(b)(10) of Registration S-K. Green Circle Decarbonize Technology Ltd hereby agrees to furnish a copy of any omitted schedules to the SEC upon request

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Green Circle Decarbonize Technology Limited

/s/ Chan Kam Biu Richard
	Name:	Chan Kam Biu Richard
	Title:	Chief Executive Officer

Date: August 14, 2026

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2026, 2025, AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Green Circle Decarbonize Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Green Circle Decarbonize Technology Limited (the “Company”) as of March 31, 2026, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2026 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2024.

Denver, Colorado

August 14, 2026

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as at March 31, 2026 and 2025

		2026	2025
	Notes	HK$	HK$

ASSETS
Current assets
Cash and cash equivalent	17	36,308,320	1,384,211
Prepayments and deposits	14	833,089	2,289,826
Trade and other receivables	14	5,448,282	1,643,862
Contract fulfilment costs	15	324,521	662,929
Deferred listing expenses		-	1,471,020

Total current assets		42,914,212	7,451,848

Non-current assets
Property, plant and equipment	12	20,831,152	14,505,410
Right-of-use assets	13	572,673	169,512
Rental deposit	14	63,131	-
Prepayment	14	694,032	2,356,132

Total non-current assets		22,160,988	17,031,054

Total assets		65,075,200	24,482,902

LIABILITIES
Current liabilities
Trade and other payables	18	2,407,049	9,914,613
Contract liabilities	19	-	4,667,773
Lease liabilities	20	194,501	169,581
Amount due to a shareholder	16	189,922	689,922
Amounts due to directors	16	392,298	821,243
Bank and other borrowings	21	6,978,895	29,223,655

Total current liabilities		10,162,665	45,486,787

Non-current liabilities
Lease liabilities	20	368,621	-

Total liabilities		10,531,286	45,486,787

Shareholders’ equity (deficit)
Share capital	22	100,425	78,000
Share premium	22	92,402,732	5,048,160
Other reserve	22	12,505,856	11,221,781
Accumulated deficit		(50,465,099)	(37,351,826)

Total Shareholders’ equity (deficit)		54,543,914	(21,003,885)

Total liabilities and shareholders’ equity/deficit		65,075,200	24,482,902

The accompanying notes are an integral part of these consolidated financial statements.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

		2026	2025	2024
	Notes	HK$	HK$	HK$

Revenue	6	25,051,359	16,574,921	5,236,436
Cost of revenue		(20,706,126)	(12,823,515)	(3,791,302)

Gross profit		4,345,233	3,751,406	1,445,134
Administrative expenses	8	(11,178,915)	(7,668,127)	(7,102,218)

Operating loss		(6,833,682)	(3,916,721)	(5,657,084)
Other items
Finance costs	9	(576,362)	(2,445,201)	(2,512,023)
Other incomes / (losses)	7	(5,703,229)	379,702	247,167
Loss before tax		(13,113,273)	(5,982,220)	(7,921,940)
Income tax expense	10	-	-	-

Loss and comprehensive loss for the year		(13,113,273)	(5,982,220)	(7,921,940)

LOSS PER SHARE (Note 11)

	For the years ended March 31,
	2026	2025	2024
	HK$	HK$	HK$

Loss per share – Basic and Diluted	(1.24)	(0.60)	(0.86)

Weighted Average number of common shares - Basic and Diluted	10,576,712	10,000,000	9,218,579

The accompanying notes are an integral part of these consolidated financial statements.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

	Attributable to the owners of the Company
	Number of common shares	Share capital HK$	Share premium HK$	Other reserve HK$	Accumulated Deficit HK$	Total HK$

At April 1, 2023	9,000,000	70,200	3,105,960	6,999,999	(23,447,666)	(13,271,507)

Issue of shares	1,000,000	7,800	1,942,200	-	-	1,950,000

Forgiveness of amount due to a major shareholder	-	-	-	3,021,782	-	3,021,782

Loss and comprehensive loss for the year	-	-	-	-	(7,921,940)	(7,921,940)

At March 31, 2024	10,000,000	78,000	5,048,160	10,021,781	(31,369,606)	(16,221,665)

Forgiveness of director’s remuneration	-	-	-	1,200,000	-	1,200,000

Loss and comprehensive loss for the year	-	-	-	-	(5,982,220)	(5,982,220)

At March 31, 2025	10,000,000	78,000	5,048,160	11,221,781	(37,351,826)	(21,003,885)

Issue of shares in connection with initial public offering	2,500,000	19,500	66,800,175	-	-	66,819,675

Issue of underwriter’s warrants	-	-	(1,284,075)	1,284,075	-	-

Issue of shares in connection with exercise of overallotment options	375,000	2,925	10,644,075	-	-	10,647,000

Listing fee offset against share premium upon completion of initial public offering	-	-	(7,525,603)	-	-	(7,525,603)

Extinguish of financial liabilities with Equity	-	-	18,720,000	-	-	18,720,000

Loss and comprehensive loss for the year	-	-	-	-	(13,113,273)	(13,113,273)

At March 31, 2026	12,875,000	100,425	92,402,732	12,505,856	(50,465,099)	54,543,914

The accompanying notes are an integral part of these consolidated financial statements.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

	For the years ended March 31,
	2026	2025	2024
	HK$	HK$	HK$

OPERATING ACTIVITIES
Net loss	(13,113,273)	(5,982,220)	(7,921,940)
Items not affecting cash:
Depreciation of property, plant and equipment	3,526,265	3,467,615	3,576,439
Depreciation of right-of-use assets	221,574	226,017	426,724
Modification/ Addition of ROU Assets	(11,774)	-	-
Gain on early termination of lease	-	-	(14,882)
Imputed interest income	-	(4,150)	(5,716)
Interest expense on borrowings	566,564	2,428,580	2,453,849
Interest expense on lease liabilities	9,780	16,621	58,174
Forgiveness of trade payables and accrued expense	(132,286)	-	(226,000)
Waive of interest payables on other loans	(6,505,995)	-	-
Loss from extinguishment liability with equity	12,433,451	-	-
Forgiveness of director’s remuneration	-	1,200,000	-
Bad debts	-	481,293	-
Consulting fee paid in shares	390,000	390,000	85,968

Operating cash flows before movements in working capital	(2,615,694)	2,223,756	(1,567,384)
Decrease (increase) in prepayments and deposits	190,713	(592,495)	(1,733)
(Increase) decrease in trade and other receivables	(3,804,420)	(1,031,614)	45,724
Decrease (increase) in contract fulfilment costs	338,408	(662,929)	-
(Decrease) increase in trade and other payables	(4,964,958)	440,994	2,882,702
(Decrease) increase in contract liabilities	(4,667,773)	4,667,773	-

NET CASH (USED IN) GENERATE FROM OPERATING ACTIVITIES	(15,523,724)	5,045,485	1,359,309

CASH USED IN INVESTING ACTIVITY
Payment of property, plant and equipment	(8,579,907)	(1,272,100)	-

FINANCING ACTIVITIES
Capital raised from initial public offering and exercise of overallotment options	77,466,675	-	-
Payment of share issue costs	(6,054,583)	-	-
Borrowing raised	5,170,000	-	-
Payment of loans from directors	(428,945)	(729,302)	(259,021)
Proceed for loan from directors	-	843,647	2,394,783
Principal repayments of borrowings	(15,105,872)	(564,320)	(580,730)
Repayment to shareholders	(500,000)	-	-
Interest paid on borrowings and overdraft	(1,290,335)	(1,965,903)	(2,585,160)
Interest paid on lease liabilities	(9,780)	(16,621)	(58,174)
Repayment of lease liabilities	(219,420)	(214,979)	(389,426)

NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES	59,027,740	(2,647,478)	(1,477,728)

NET INCREASE (DECREASE) IN CASH	34,924,109	1,125,907	(118,419)

CASH AT THE BEGINNING OF THE YEAR	1,384,211	258,304	376,723

CASH AT THE END OF THE YEAR, represented by bank balances and cash	36,308,320	1,384,211	258,304

Supplemental Cash Flow Information (note 26)

The accompanying notes are an integral part of these consolidated financial statements.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

1.	DESCRIPTION OF BUSINESS AND REORGANIZATION

Green Circle Decarbonize Technology Limited (the “Company”) was incorporated in the Cayman Islands with limited liability under the Companies Act of the Cayman Islands. The address of the registered office is P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands and the principal place of business of the Company is Unit 1809, Prosperity Place, 6 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.

The principal activity of the Company is investment holding and its subsidiary (the “Group”) is a provider of advanced energy saving solutions and consultancy services and construction services supported by proprietary phase change thermal energy storage materials and thermal engineering services. As an advocate of decarbonization, the subsidiary design, develop, and provide customized energy saving solutions that bring considerable economic benefits to our clients and reduce carbon emissions for a sustainable future.

Reorganization

Boca International Limited (“BOCA”) was incorporated in Hong Kong on June 16, 1992, issued 7,000,000 shares to Joyful Star Limited, and the sole shareholder of Joyful Star Limited is Chan Kam Biu Richard (“Richard”).

On March 23, 2022, the Company acquired all the 7,000,000 shares of BOCA from Joyful Star Limited for a nominal consideration of HK$ 1 and became the 100% shareholder of BOCA. As of March 23, 2022, Richard held 70.67% shares of the Company, being 58.67% through Joyful Star Limited and 12.00% through Green Circle Limited. Therefore, Richard was the ultimate controlling party of both the Company and BOCA.

As a result, the Reorganization Transaction is considered a common control combination. The Reorganization Transaction is reflected as an equity transaction on the consolidated financial statements of the Company, using the predecessor value method. The difference between the consideration of HK$ 1 and BOCA’ s share capital of HK$ 7,000,000 is presented as “other reserve”, and the retained earnings of BOCA continue to be presented as retained earnings in the consolidated financial statements.

Initial Public Offering

On January 12, 2026, the “Company entered into an underwriting in connection with issuance and sale by the Company (the “IPO”) of 2,500,000 ordinary shares, par value US$ 0.001 per share (the “Ordinary Shares”) at a price of US$ 4.00 per share, less underwriting discounts and commissions. Pursuant to the Underwriting Agreement, the Underwriters were granted an option (the “Over-Allotment Option”) for a period of 45 days to purchase from the Company up to an additional 375,000 Ordinary Shares, at the same price per share, to cover over-allotments, if any. In connection with the IPO, the Company listed its Ordinary Shares on the NYSE American Market (“NYSE American”), and the Ordinary Shares commenced trading on NYSE American on January 13, 2026 under the symbol “GCDT”. The IPO closed on January 14, 2026. The Company received net proceeds from the IPO of approximately US$8,566,625 after deducting the underwriting discounts and commissions, the non-accountable expense allowance and offering expenses payable to service parties (excluding any exercise of the Over-Allotment Option in connection with the IPO). On February 12, 2026, the Company issued and sold to the underwriter 375,000 Ordinary Shares at a price of US$ 4.00 per share, pursuant to the full exercise of the Over-Allotment Option resulting in additional gross proceeds of approximately US$1,500,000. As a result, a total of 2,875,000 Ordinary Shares are issued in the IPO.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars, except share data and per share data, or otherwise noted)

2.	BASIS OF PRESENTATION

Compliance with International Financial Reporting Standards

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

Basis of Measurement

The Group’s consolidated financial statements have been prepared on the historical cost basis as explained in the accounting policies set out in note 4.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Functional Currency and Presentation Currency

The Group’s consolidated financial statements are presented in Hong Kong dollars (“HK$”), which is also the functional currency of the Group.

Going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

3.	APPLICATION OF NEW AND AMENDMENTS TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS

Amendments to a IFRS Accounting Standard that are mandatorily effective for the current year

In the current year, the Group has applied the following amendments to a IFRS Accounting Standard issued by the International Accounting Standards Board (“IASB”) for the first time, which are mandatorily effective for the Group’s annual period beginning on April 1, 2025 for the preparation of the consolidated financial statements:

Amendments to IAS 21 Lack of Exchangeability

The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

The amendments state that a currency is exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

An entity assesses whether a currency is exchangeable into another currency at a measurement date and for a specified purpose. If an entity is able to obtain no more than an insignificant amount of the other currency at the measurement date for the specified purpose, the currency is not exchangeable into the other currency.

The assessment of whether a currency is exchangeable into another currency depends on an entity’s ability to obtain the other currency and not on its intention or decision to do so.

When a currency is not exchangeable into another currency at a measurement date, an entity is required to estimate the spot exchange rate at that date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions.

The amendments do not specify how an entity estimates the spot exchange rate to meet that objective. An entity can use an observable exchange rate without adjustment or another estimation technique. Examples of an observable exchange rate include:

●	a spot exchange rate for a purpose other than that for which an entity assesses exchangeability;
●	the first exchange rate at which an entity is able to obtain the other currency for the specified purpose after exchangeability of the currency is restored (first subsequent exchange rate).

An entity using another estimation technique may use any observable exchange rate—including rates from obligations—and adjust that rate, as necessary, to meet the objective as set out above.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

3.	APPLICATION OF NEW AND AMENDMENTS TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, the entity is required to disclose information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments did not have a material impact on the Group’s consolidated financial statements.

Future accounting developments

The following accounting standards have been issued by the IASB but are not yet effective:

Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

In May 2024, the IASB issued targeted amendments to IFRS 9 to address feedback received from stakeholders following a post-implementation review. The amendments include:

●Additional guidance to clarify when certain financial assets may be compliant with SPPI requirements, including instruments with contingent features (e.g. ESG-linked financing), as well as contractually-linked instruments and non-recourse financing.

●Clarifying the derecognition requirements for financial assets and financial liabilities, including establishing a new accounting policy choice for derecognition of a financial liability when a payment is initiated by the reporting entity using an electronic payment system provided specified criteria is met.

The amendments are effective from 1 January 2026. The adoption of the derecognition amendments is expected to result in a change of policy for derecognizing certain types of financial liabilities. As a result of these amendments, it is expected that the impacted liabilities will be reclassified from Cash collateral and settlement balances to Trading portfolio liabilities. No other material impacts are anticipated from the adoption of these derecognition amendments or from the other changes introduced to IFRS 9. The quantitative impact of IFRS 9 and IFRS 7 amendments will continue to be assessed in 2026.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals, it requires entities to classify all income and expenses into five categories: operating, investing, financing, income tax and discontinued operations, and introduces defined subtotals, including operating profit.

IFRS 18 requires entities to assess whether they have a IFRS 18 defined specified main business activity. For those entities with a specified main business activity, certain income and expenses will be recorded in the operating category, which may have been recorded in another category if the entity did not have a specified main business activity.

The standard introduces new aggregation and disaggregation principles for financial information and narrow scope amendments to IAS 7 Statement of Cash Flows by using operating profit as the starting point for the indirect method and removing optionality in the classification of interest and dividends. The standard requires disclosure of management-defined performance measures (MPMs).

The Group has commenced its IFRS 18 impact assessment. The Group expects to have an IFRS 18 specified main business activity, allowing significant items from the Group’s operations to be reported within the operating category.

The Group is also assessing the impact on management-defined performance measures (MPMs) and the enhanced disaggregation requirements introduced by IFRS 18. In 2026, the Group will continue to assess the impact of IFRS 18.

The new standard is effective from 1 January 2027.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

4.	MATERIAL ACCOUNTING POLICIES INFORMATION

The consolidated financial statements have been prepared on the historical cost basis as explained in the accounting policies set out below.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are accounted for in accordance with IFRS 16 Leases and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Revenue from contracts with customers

The Group recognizes revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;
●	the Group’s performance creates or enhances an asset that the customer controls as the Group performs; or
●	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

4.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Revenue from contracts with customers - continued

A contract asset represents the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Group’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due.

A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

A contract asset and a contract liability relating to the same contract are accounted for and presented on a net basis.

Energy saving services income

For energy saving services, the revenue is recognized in-line with the energy performance contract entered, being over time of the energy cost saving on electricity consumption.

Consultancy services income

The Group provides a consultancy service for development innovation solutions for repurpose second-hand electric vehicle (“EV”) batteries for commercial energy storage applications, it is comprised of two types of consultancy services:

i.	Completion of prototype of second-hand batteries (“Prototype”)

The Group provides consultancy services related to technical issues on Prototype and provide research by using proprietary phase change thermal energy storage materials on the Prototype until the first Prototype is completed. There is only one performance obligation, and the contract is typically fixed priced with no variable consideration and financing component. The performance obligation is satisfied and entitled to reimburse from customer if and only if the first Prototype is completed, the revenue was recognized at a point in time upon the completion of the first Prototype which is at the time when the result of services is accepted by the customers.

ii.	Completion of know-how on the Prototype

The Group provides consultancy services that apply proprietary phase change thermal energy storage materials on the Prototype until the Prototype is commercialized and approved by the regulatory department. There is only one performance obligation, and the contract is typically fixed priced with no variable consideration and financing component. The revenue is recognized when the (i) prototype is commercialized; and (ii) the final prototype is approved by the International Electrotechnical Commission.

Construction income

Construction income was recognized over time. The Group provide construction for the installation of mechanical ventilation, air conditioning (“MVAC”) system, cooling tower and chiller plant. The typical contract length of the Group entered within one year. The Group generally provides limited warranties for work performed under its construction contracts. The warranty periods typically extend for one year following substantial completion of the Group’s work on the project.

The Group shall recognize revenue for a performance obligation satisfied over time only if the entity can reasonably measure its progress towards complete satisfaction of the performance obligation.

In some circumstances, the Group may not be able to reasonably measure the outcome of a performance obligation, but the Group expects to recover the costs incurred in satisfying the performance obligation. In those circumstances, the Group shall recognize revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation.

Leases

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified or arising from business combinations on or after the date of initial application, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

Non-lease components are separated from lease component on the basis of their relative stand-alone prices.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

4.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Leases - continued

The Group as a lessee

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to warehouse leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for leases of low-value assets (i.e. value less than US$5,000). Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

Right-of-use assets

The cost of right-of-use asset includes:

●	the amount of the initial measurement of the lease liability;

●	any lease payments made at or before the commencement date, less any lease incentives received;

●	any initial direct costs incurred by the Group; and

●	an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liability.

Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term is depreciated from commencement date to the end of the useful life. The remaining right-of-use assets are depreciated on a straight-line basis over the term of the leases.

The Group presents right-of-use assets as a separate line item in the consolidated statement of financial position.

Refundable rental deposits

Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

4.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Leases - continued

The Group as a lessee - continued

Lease liabilities

At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be paid under residual value guarantees;

●	the exercise price of a purchase option reasonably certain to be exercised by the Group; and

●	payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognized as expense in the period on which the event or condition that triggers the payment occurs.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever the lease term has changed, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

The Group presents lease liabilities as a separate line item in the consolidated statement of financial position.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

4.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Leases - continued

The Group as a lessee - continued

Lease modifications

The Group accounts for a lease modification as a separate lease if:

●	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

●	the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability, less any lease incentives receivable, based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use assets.

Foreign currencies

In preparing the consolidated financial statements of the Group, transactions in currencies other than the functional currency of the Group (“foreign currencies”) are recognized at the rates of exchanges prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss in the period in which they arise.

Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

Government grants related to income that are receivables as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable. Such grants are presented under “other income”.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

4.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Borrowing costs

Borrowing costs comprise interest expense calculated using the effective-interest method, amortization of transaction costs and other finance charges in respect of borrowings.

Direct incremental transaction costs that are directly attributable to the origination of borrowings are adjusted against the initial carrying amount of borrowings and are amortized to profit or loss over the term of the borrowings using the effective-interest method. Costs that are not direct incremental transaction costs are recognized as expenses in profit or loss when incurred.

Retirement benefit costs

Payments to the Mandatory Provident Fund Schemes, which are defined contribution schemes, are charged as an expense when employees have rendered service entitling them to the contributions.

Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from “loss before tax” as reported in the statement of profit or loss and other comprehensive income because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax is recognized on the temporary differences that arise from comparing the accounting and tax values of all assets and liabilities. Deferred income tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the end of the year and are expected to apply when the deferred income tax assets and liabilities are realized, or the deferred income tax is settled.

The deferred income tax asset is only recognized to the extent that it is probable that future tax benefits will be obtained against which deductible temporary differences can be used.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

● When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, and

● In respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled, and it is probable that the temporary differences will not reverse in the foreseeable future.

The balances of deferred income tax assets and liabilities are offset when there is an enforceable legal right to offset current tax assets against current tax liabilities and when deferred income tax assets and liabilities relate to the same tax authority or the same fiscal entity or different fiscal entities where there is an intention to settle balances on a net basis.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company did not have uncertain tax positions as of March 31, 2026 and 2025.

For the purposes of measuring deferred tax for leasing transactions in which the Group recognizes the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities.

For leasing transactions in which the tax deductions are attributable to the lease liabilities, the Group applies IAS 12 Income Taxes requirements to the leasing transaction as a whole. Temporary differences relating to right-of use assets and lease liabilities are assessed on a net basis. Excess of depreciation on right-of-use assets over the lease payments for the principal portion of lease liabilities resulting in net deductible temporary differences.

Current and deferred tax are recognized in profit or loss.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION - continued

Property, plant and equipment

Property, plant and equipment are stated in the statement of financial position at cost, less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Depreciation is recognized so as to write off the cost of items of property, plant and equipment, less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of the reporting period, with the effect of any changes in estimate accounted for on a prospective basis. All property, plant and equipment have no residual values.

Building	27 years
Machinery and Equipment	5 to 10 years
Office equipment	5 years
Computer	5 years

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Impairment losses recognized on property, plant and equipment and right-of-use assets

At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment and right-of-use assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately.

Loss Per Share

Basic loss per share is calculated by dividing the loss attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year. Shares issued as part of debt-to-equity swaps or financial liability extinguishments are included in the weighted average share calculation from the date that the extinguishment agreement becomes effective and control of the debt is waived.

Diluted loss per share is calculated by adjusting the loss attributable to ordinary equity holders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares. Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares would decrease earnings per share or increase loss per share from continuing operations.

If the Group has outstanding options, warrants, or convertible instruments (including convertible promissory notes), it assumes exercise or conversion at the beginning of the reporting period (or the date of issuance, if later). Options and warrants are calculated using the treasury share method, assuming any assumed proceeds are used to purchase ordinary shares at the average market price during the period.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

4.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash on hand and at banks, and short-term highly liquid deposits with a maturity of generally within three months that are readily convertible into known amounts of cash, subject to an insignificant risk of changes in value and held for the purpose of meeting short-term cash commitments. For the preparation of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. In testing a cash-generating unit for impairment, a portion of the carrying amount of a corporate assets is allocated to an individual cash-generating unit if it can be allocated on a reasonable and consistent basis or, otherwise, to the smallest group of cash-generating units. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

An impairment loss is charged to profit or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

4.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15 Revenue from Contracts with Customers. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets and financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortized cost:

●	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that meet the following conditions are subsequently measured at fair value through other comprehensive income (“FVTOCI”):

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

4.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Financial instruments - continued

Financial assets - continued

Classification and subsequent measurement of financial assets - continued

All other financial assets are subsequently measured at FVTPL except that at the date of initial application of IFRS 9/initial recognition of a financial asset the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if that equity investment is neither held for trading nor contingent consideration recognized by an acquirer in a business combination to which IFRS 3 Business Combinations applies.

A financial asset is classified as held for trading if:

●	It has been acquired principally for the purpose of selling in the near term; or

●	On initial recognition it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

●	It is a derivative that is not designated and effective as hedging instrument.

In addition, the Group may irrevocably designate a financial asset that are required to be measured at the amortized cost or FVTOCI as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

Impairment of financial assets

The Group performs impairment assessment based on the determination of expected credit losses, based on the Group’s past history, existing market conditions, as well as forward-looking estimates at the end of each reporting period on financial assets including trade and other receivables and cash which are subject to impairment under IFRS 9. The amount of impairment is updated at each reporting date to reflect changes in credit risk since initial recognition.

The Group applies a simplified approach for trade receivables and other receivable so that the impairment provision is always recognized related to the lifetime expected credit losses for the asset. This is the approach that the Group has mostly applied because trade receivables represent the main financial asset of the Group.

For trade accounts receivable, the Group perform analytical or individual evaluation if receivables are considered individually significant by management and there is specific information regarding any significant increase in the credit risk.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

4.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Financial instruments - continued

Financial liabilities and equity instruments

Classified as debt or equity

Debt and equity instruments issued by the Group are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial liabilities at amortized cost

Financial liabilities including trade and other payables, amount due to a shareholder/directors, lease liabilities and bank and other borrowings are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Fair value measurements of financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation technique used to measure fair value as follows:

● Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

● Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly; and

● Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs)

For the year ended March 31, 2026 and 2025, no financial instruments measured at fair value on a recurring or non-recurring basis were incurred at the end of each reporting period.

Deferred listing expense

An entity typically incurs various costs in issuing or acquiring its own equity instruments. Those costs might include registration and other regulatory fees, amounts paid to legal, accounting and other professional advisers, printing costs and stamp duties. The transaction costs of an equity transaction are accounted for as a deduction from equity to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. The costs of an equity transaction that is abandoned are recognized as an expense.

Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. Transaction costs that relate jointly to more than one transaction (for example, costs of a concurrent offering of some shares and a stock exchange listing of other shares) are allocated to those transactions using a basis of allocation that is rational and consistent with similar transactions.

As at March 31, 2026, all deferred listing expenses were debited to share premium as a reduction against the proceeds received from the IPO.

Equity-Settled Underwriter Warrants

In connection with the Company’s Initial Public Offering, the Company issued warrants to the underwriter to purchase up to a total of 62,500 carrying a fixed exercise price of US$4.00 per share. These warrants contractually vest and become exercisable on September 30, 2026, and carry a final expiration date of September 30, 2029.

In accordance with IFRS 2, these instruments are classified as equity-settled share-based payments for share-placement services rendered by the underwriter. The transaction costs have been measured at their grant-date fair value of US$164,625 (equivalent to HK$1,284,075) utilizing a Black-Scholes-Merton option-pricing model. The key input parameters utilized in the valuation model were time to maturity of 3.7 years, risk free discount rate of 2.964%, an underlying asset spot price of US$4.00, a strike price of US$4.00, and an expected volatility proxy.

The resulting non-cash transaction cost has been recognized entirely within equity by debiting Share Premium and crediting Other Reserves, yielding a net-zero impact on total equity. These instruments satisfy the fixed-for-fixed criteria under IAS 32 and are permanently classified within Equity.

Events after the reporting period

If the Group receives information after the reporting period, but prior to the date of authorization for issue, about conditions that existed at the end of the reporting period, it will assess whether the information affects the amounts that it recognizes in its financial statements. The Group will adjust the amounts recognized in its financial statements to reflect any adjusting events after the reporting period and update the disclosures that relate to those conditions in light of the new information. For non-adjusting events after the reporting period, the Group will not change the amounts recognized in its financial statements, but will disclose the nature of the non-adjusting events and an estimate of their financial effects, or a statement that such an estimate cannot be made in the notes to the consolidated financial statements, if applicable.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

5.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

Critical judgements in applying accounting policies

The following are the critical judgements, apart from those involving estimations, that the directors of the Company have made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Construction progress measurement for revenue recognition

The Group recognizes revenue for performance obligations satisfied over time only when it is able to reasonably measure its progress toward complete satisfaction of those obligations. This requires management to exercise significant judgement in assessing the nature of the performance obligations and determining an appropriate method of measuring progress, whether based on inputs or outputs.

In certain circumstances, when the Group is unable to reasonably measure the outcome of a performance obligation due to inherent uncertainties in the scope, timing, or outcome of the work performed and where the Group could only expect to recover the costs incurred in satisfying the performance obligation, revenue is recognized only to the extent of those costs incurred, in accordance with IFRS 15.

This approach reflects management’s judgement that, although even though the final outcome cannot be reliably estimated at the reporting date, revenue will be recognized by the probability of whether the costs incurred will be recoverable.

For the years ended March 31, 2026 and 2025, the Group recognized HK$17,163,904 and HK$8,497,077 of revenue and HK$16,936,627 and HK$8,497,077 cost for construction projects of supply and installations of 2 cooling towers and new condensing water pump, provision of our BocaPCM-TES System and MVAC system (which was basically competed during the year ended March 31, 2026 and it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur), respectively.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

6.	REVENUE

Break-down of revenue

	For the year ended March 31,
	2026	2025	2024
	HK$	HK$	HK$

Energy saving services income
- Hong Kong	7,887,455	5,077,844	5,236,436

Consultancy fee income
- Hong Kong	-	3,000,000	-

Construction income
- Hong Kong	5,418,194	8,497,077	-
- Macau	11,745,710	-	-

Total	25,051,359	16,574,921	5,236,436

Energy saving services income

As at April 21, 2017, the Group entered into a performance agreement for energy savings project by using Phase Change Material Thermal Energy Storage System together with Ultra-High Efficiency Boca Hybrid Power Chiller Plant. The Group allows a credit period of 30 days to its trade customers.

Consultancy fee income

On May 13, 2024, the Group entered into a consultancy agreement for research and development and provide solution to repurpose second-hand EV batteries for commercial energy storage applications. For the year ended March 31, 2025, the Group completed the consultancy services of completion of the first Prototype, the details accounting policies relating to revenue are set out in Note 4. As of March 31, 2026 and 2025, contracted but not yet recognized revenue of consultancy services was HK$3,000,000. The management expects that the revenue will be recognized within three years.

Construction income

On August 27, 2024, the Group entered into a construction agreement for the installation of MVAC system. On June 7, 2025, the Group signed an agreement for the design, supply, installation, testing, and commissioning of a cooling tower system. On March 12, 2025, the Group signed a construction contract for Ultra High Efficiency Chiller Plant design, supply and installation.

Such installation services under each contract are recognized as a performance obligation satisfied over time. Revenue is recognized for these installation services based on these performance obligations under IFRS 15.

In current year, for MVAC project, the Group determine it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur, the Group recognize Cumulative revenue equal to cash collection.

For HAECO Cooling Tower and Macau Hospital Chiller Plant Projects, the Group is not able to reasonably measure the outcome of a performance obligation, but the Group expects to recover the costs incurred in satisfying the performance obligation. In those circumstances, the Group shall recognize revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation.

As of March 31, 2026, contracted but not yet recognized revenue of construction income was HK$ 6,060,546. It was arising from two construction contracts, including aforementioned contract amounted of HK$3,437,485 and HK$2,623,061.

The detailed accounting policies and estimated relating to revenue are set out in Note 4 and Note 5.

The Group allows a credit period of 14 to 90 days to its trade customers.

a.	Major customers

The revenue from major customers individually contributed over 10% of total revenue of the Group for the years ended March 31, 2026, 2025 and 2024 is as follows:

	For the year ended March 31,
	2026	2025	2024
	HK$	HK$	HK$

HAECO	12,143,375	5,077,844	5,236,436
Macau University of Science and Technology Foundation – University Hospital	11,745,710	-	-
SOAR Equipment Rental Company Limited	-	3,000,000	-
LMP International Limited	1,162,274	8,497,077	-

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

7.	OTHER INCOMES / (LOSSES)

	2026	2025	2024
	HK$	HK$	HK$

Imputed interest income	4,193	4,150	5,716
Bank interest income	87,749	2,685	569
Waive of trade payables and accrued expense	132,285	-	226,000
Waive of interests payables on other loans	6,505,995	-	-
Loss on extinguishment of financial liabilities	(12,433,451)	-	-
Insurance claims	-	336,867	-
Gain on early termination of lease	-	-	14,882
Sundry income	-	36,000	-

Total	(5,703,229)	379,702	247,167

8.	ADMINISTRATIVE EXPENSES

	2026	2025	2024
	HK$	HK$	HK$

Salaries and benefits	674,048	281,037	406,361
Office and miscellaneous	625,638	787,151	1,003,146
Management and consulting fees	500,000	510,000	205,968
Professional fees	7,757,717	4,225,016	3,185,586
Director remuneration	1,279,600	1,559,022	1,800,000
Depreciation	326,839	273,297	474,697
Travel and promotion	15,073	32,604	26,460

Total	11,178,915	7,668,127	7,102,218

9.	FINANCE COSTS

	2026	2025	2024
	HK$	HK$	HK$

Interest on bank borrowings	305,133	98,570	123,841
Interest on other borrowings	261,449	2,330,010	2,330,008
Interest on lease liabilities	9,780	16,621	58,174

Total	576,362	2,445,201	2,512,023

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

10.	INCOME TAX EXPENSE

The income tax expense can be reconciled to the loss before tax per the consolidated statement of loss and comprehensive loss as follows:

	2026	2025	2024
	HK$	HK$	HK$

Loss for the period before income tax	(13,113,273)	(5,982,220)	(7,921,940)

Tax at the domestic income tax rate of 16.5%	(2,163,690)	(987,066)	(1,307,120)
Tax effect of income not taxable for tax purpose	(16,819)	(2,790)	(5,155)
Tax effect of expenses not deductible	1,378,496	902,707	594,476
Tax effect of change in valuation allowance	802,013	87,149	717,799

Income tax expense	-	-	-

Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for both years.

No provision for Hong Kong Profits Tax is made for the years ended March 31, 2026, 2025 and 2024 as the Group has no assessable profit arising in Hong Kong or the assessable profits are wholly absorbed by tax losses brought forward from prior years.

At the end of the reporting period, the Group has unused tax losses of approximately HK$42,391,997 (2025: HK$40,958,937) available for offset against future profits. Such losses may be carried forward indefinitely.

	2026	2025	2024
	HK$	HK$	HK$

Deferred Tax Assets:
Net operating loss carryforwards	6,994,679	6,758,225	7,240,421

Gross deferred tax assets	6,994,679	6,758,225	7,240,421
Valuation Allowance	(5,174,215)	(4,372,203)	(4,285,053)

Deferred tax assets, net of valuation allowance	1,820,464	2,386,022	2,955,368

Deferred tax liabilities:
Property and equipment	(1,820,464)	(2,386,022)	(2,955,368)

Deferred Tax Liabilities	(1,820,464)	(2,386,022)	(2,955,368)

Deferred tax assets (liabilities), net	-	-	-

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

11.	LOSS PER SHARE

Loss per share

The calculation of basic loss per share attributable to owners of the Group is based on the loss for the year of HK$13,113,273 (2025: HK$5,982,220 and 2024: HK$7,921,940) attributable to owners of the Group and the weighted average number of shares of approximately 10,576,712 (2025: 10,000,000 and 2024: 9,218,579).

Diluted loss per share

The effects of all potential ordinary shares are anti-dilutive for the years ended March 31, 2026, 2025 and 2024. Common equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

12.	PROPERTY, PLANT AND EQUIPMENT

	Office equipment	Computer	Property	Machinery and Equipment- truck	Machinery and Equipment- System	Total
	HK$	HK$	HK$	HK$	HK$	HK$
COST
At March 31, 2024	169,958	20,995	-	63,000	33,181,644	33,435,597
Additions	-	6,898	-	-	-	6,898

At March 31, 2025	169,958	27,893	-	63,000	33,181,644	33,442,495
Additions	19,129	12,778	9,820,100		-	9,852,007

At March 31, 2026	189,087	40,671	9,820,100	63,000	33,181,644	43,294,502

DEPRECIATION
At March 31, 2024	78,602	2,700	-	54,600	15,333,568	15,469,470
Provided for the year	33,992	4,888	-	8,400	3,420,335	3,467,615

At March 31, 2025	112,594	7,588	-	63,000	18,753,903	18,937,085
Provided for the year	32,625	7,980	64,659	-	3,421,001	3,526,265

At March 31, 2026	145,219	15,568	64,659	63,000	22,174,904	22,463,350
CARRYING VALUES
At March 31, 2026	43,868	25,103	9,755,441	-	11,006,740	20,831,152

At March 31, 2025	57,364	20,305	-	-	14,427,741	14,505,410

At March 31, 2024	91,356	18,295	-	8,400	17,848,076	17,966,127

Basis of Valuation and Classification of Properties

When the ownership interests of properties include both leasehold land and building elements, the entire consideration is allocated between the leasehold and the building elements in proportion to the relative fair values at initial recognition. When the consideration cannot be allocated reliably between non-lease building element and undivided interest in the underlying leasehold land, the entire properties are classified as property, plant and equipment.

Impairment assessment of property, plant and equipment

For the year ended March 31, 2026, the Group has performed impairment assessment on property, plant and equipment with carrying amounts of HK$11,011,052, due to the Group was loss making during the year.

The recoverable amounts of the cash-generating units (“CGU”) have been determined based on their value in use. That calculation uses cash flow projections based on financial budgets approved by the management of the respective subsidiary covering the following 3 years with a pre-tax discount rate is 15.0% as at March 31, 2026. The Company estimates that the annual revenue for this CGU from 2027 to 2029 will be HK$5,400,000, which is based on the future business plan. Another key assumption for the value in use calculated is the budgeted gross margin, which is determined based on the cash-generating units’ past performance and management expectations.

Based on the value-in-use calculation, no impairment loss has been recognized against the carrying amounts of property, plant and equipment for the years ended March 31, 2026, 2025 and 2024.

The impairment assessment of property classified as property, plant and equipment was evaluated by the fair value less cost to sell method. With reference to the recent market transactions of similar properties, no impairment loss has been recognized against the carrying amounts of property for the year ended March 31, 2026.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

13.	RIGHT-OF-USE ASSETS

Leased properties
HK$
COST
At April 1, 2024, March 31, 2025 and April 1, 2025	678,050
Derecognition upon expiry of lease	(678,050)
Addition	624,735

At March 31, 2026	624,735

DEPRECIATION
At April 1, 2024	282,521
Provided for the year	226,017

At March 31, 2025	508,538
Provided for the year	221,574
Derecognition upon expiry of lease	(678,050)

At March 31, 2026	52,062

CARRYING VALUES
At March 31, 2026	572,673

At March 31, 2025	169,512

At March 31, 2024	395,529

On January 1, 2026, the Group commenced an office lease in Hong Kong. The lease term is for 36 months and ends on December 31, 2028. The monthly base rent is HK$18,500.

For the year ended March 31, 2026, one lease contract expired (2025: Nil).

For the year ended March 31, 2026, except for the abovementioned office lease, the Group has no other addition lease contracts (2025: Nil).

For the year ended March 31, 2026, no lease contract was terminated (2025: Nil).

Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term is depreciated from commencement date to the end of the useful life. The remaining right-of-use assets are depreciated on a straight-line basis over the terms of the leases.

The total cash outflow for leases is HK$229,200 (2025:HK$231,600 and 2024: HK$447,600). The Group also had non-cash additions to right-of-use assets and lease liabilities of HK$624,735 for the year ended March 31, 2026 (2025: Nil).

The lease agreements do not impose any extension or termination options which are exercisable only by the Group and not by the respective lessors.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

13.	RIGHT-OF-USE ASSETS – continued

As at March 31, 2026 and 2025, the Group does not provide residual value guarantees in relation to leases arrangement. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor.

As at March 31, 2026 and 2025 the Group has no leases that are committed but not yet commenced. The maturity of lease liabilities is presented in note 20.

14.	PREPAYMENTS AND DEPOSITS, TRADE AND OTHER RECEIVABLES

	As at March 31,
	2026	2025
	HK$	HK$

Trade receivables	5,411,404	1,632,602
Less: Provision for expected credit losses	-	-

	5,411,404	1,632,602
Other receivables	36,878	11,260
Less: Provision for expected credit loss	-	-

Trade and other receivables	5,448,282	1,643,862
Prepayments and deposits	1,590,252	4,053,457
Prepayment for project cost	-	592,501

	7,038,534	6,289,820
Less: Receivables and prepayments and deposits within twelve months shown under current assets	(6,281,371)	(3,933,688)

Rental deposits and prepayments shown under non-current assets	757,163	2,356,132

Details of impairment assessment of trade receivables for the years ended March 31, 2026 and 2025 are set out in note 24(b).

For customers with good credit quality and payment history, the Group allows credit periods from 14 to 90 days (2025: 14-90 days).

The following is an aged analysis of trade receivables (net of allowance for credit losses) presented based on the invoice date at the end of the reporting period, which approximates the revenue recognition dates:

	2026	2025
	HK$	HK$

Up to 30 days	5,411,404	1,632,602

Before accepting any new customer, the Group will assess the potential customer’s credit quality and define its credit limits. Credit sales are made to customers with an appropriate credit history. Credit limits attributed to customers and credit terms granted to customers are reviewed regularly.

As at March 31, 2026, there is no balance past due (2025: Nil) and the Group does not hold any collateral over these balances.

15.	CONTRACT FULFILMENT COSTS

The Group capitalize costs incurred to fulfil contracts as contract fulfilment costs in consolidated statements of financial position. Contract fulfilment costs were HK$324,521 as of March 31, 2026. (2025: HK$662,929). Contract fulfilment costs are amortized to cost on the construction starting date. The amount of amortization of contract fulfilment costs of HK$662,929 were recognized as “cost of revenue” for the year ended March 31, 2026. (2025:Nil)

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

16.	RELATED PARTY TRANSACTIONS AND BALANCES

a)	Compensation of key management personnel of the Company.

	2026	2025	2024
	HK$	HK$	HK$

Salaries, fees and other allowances	1,230,000	1,920,000	1,920,000
Retirement benefit scheme contributions	-	-	16,661

Total	1,230,000	1,920,000	1,936,661

Note:	The key management’s emoluments was accounted for in administrative expenses amounting to HK$1,230,000 (2025:HK$1,679,022) and in the cost of revenue amounting to Nil (2025: HK$240,978).

For the year ended March 31, 2025, Chan Kam Biu, Richard, a director and major shareholder, waived his remuneration of HK$1,200,000 to support the Company’s financial stability. The waiver was recorded as cost of revenue of HK$240,978 and administrative expenses of HK$959,022 with corresponding account charged against other reserve as a capital contribution. No waiver of remuneration was made for the year ended March 31, 2026.

b)	Amounts due to shareholders and directors

The amounts are unsecured, interest-free and repayable on demand. The related party balances are set out below:

	As at March 31,
	2026	2025
	HK$	HK$

Amount due to a shareholder
Joyful Star Limited	(189,922)	(689,922)

Amounts due to directors
Dr Chan Kam Biu, Richard	(392,298)	(621,243)
Lui Lai Yuen	-	(200,000)

Other payable
Lui Lai Yuen and Chan Koon Wah Charles	(5,800)	-

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

16.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

b)	Amounts due to a shareholder and directors - continued

During the year ended March 31, 2026, the Group made repayment of HK$200,000 (2025: Nil) to Lui Lai Yuen.

During the year ended March 31, 2026, the Group made payments of HK$1,935,441 to Dr Chan Kam Biu, Richard (2025: HK$729,302), received advances of HK$1,706,496 (2025: HK$843,647) from Dr Chan Kam Biu, Richard, and settlement of the Group’s purchase of property, plant and equipment on behalf of the Group in total of HK$Nil (2025: HK$6,898).

During the year ended March 31, 2025, the management of the Group has written off the amount due from Boca Holdings Limited of HK$481,293 and recognized in profit or loss. No written off was recognized during the year ended March 31, 2026.

c)	Transactions with related parties

On December 10, 2021, Chan Kam Biu, Richard, one of the directors of the Company, entered into a put option agreement with certain creditors. Pursuant to the agreement, the aforementioned creditors obtained a put option that within 2 months after the lock-up period (six months after listing of the ordinary shares of the Company) they could exercise the put option to sell not more than 5% of the issued ordinary shares of the Company to Chan Kam Biu, Richard at the offering price.

d)	Transactions with related parties

On March 13, 2025, the Group entered into sales and purchase agreements with a director of the Company and his close family member, Ms. Lui Lai Yuen, and Mr. Chan Koon Wah Charles, for purchasing residential property for the accommodation of Chan Kam Biu, Richard and Lui Lai Yuen. The consideration was HK$9,500,000. As of March 31, 2026, the Group had paid the total consideration of HK$9,494,200. (2025: deposit of HK$950,000 which was utilized as part of the total consideration). The Group’s purpose of holding the property is to provide management/employee benefits to the director. Therefore, the property does not qualify as investment property, and should be classified as owner-occupied property and accounted for under IAS 16 Property, Plant and Equipment.

17.	CASH AND CASH EQUIVALENT

Bank balances carried interest rates at prevailing market rates based on daily bank deposit rate for the years ended March 31, 2026 and 2025.

As at March 31, 2026 and 2025, bank balances are placed in tier one banks in Hong Kong.

18.	TRADE AND OTHER PAYABLES

	As at March 31,
	2026	2025
	HK$	HK$

Trade payables	197,040	82,560
Interest payables	589,997	3,000,465
Other payables	5,800	6,636,288
Accrued charges	1,419,456	169,000
Provision for long service payment	168,456	-
Provision for reinstatement cost	26,300	26,300

Trade and other payables	2,407,049	9,914,613

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

19.	CONTRACT LIABILITIES

	2026	2025
	HK$	HK$

Contract liabilities (note)	-	4,667,773

Notes:

i.	On August 27, 2024, the Group had entered contract with independent customer for providing services of installation MVAC system, the Group received deposits of HK$9,659,350 from customers, this will give rise to contract liabilities before the contract commencement, until the Group satisfied the performance obligations. The management recognized the contract liabilities of HK$8,497,077 to revenue for the year ended March 31, 2025 and the management expects that the unsatisfied performance obligations of HK$1,162,273 will be recognized as revenue within one year according to the contract period. During the year ended March 31, 2026, HK$1,162,273 was recognized as revenue. (2025: HK$8,497,077)

ii.	On February 10, 2025, the Group had entered contract with independent customer for providing of supply and installation of the colling tower system, the Group received deposits of HK$ 3,505,500 from customers, this will give rise to contract liabilities before the contract commencement, until the Group satisfied the performance obligations. The Group expects that the unsatisfied performance obligations will be recognized as revenue within one year according to the contract period. During the year ended March 31, 2026, HK$3,505,500 was recognized as revenue. (2025: HK$Nil)

20.	LEASE LIABILITIES

The following table presents lease obligations for the Group for the years ended March 31, 2026 and 2025.

Leased properties
HK$

Balance as at April 1, 2024	384,560

Imputed interest	16,621
Lease payments	(231,600)
Balance as at March 31, 2025	169,581
Addition	612,961
Imputed interest	9,780
Lease payments	(229,200)
Balance March 31, 2026	563,122

Less: Current portion	(194,501)
Non-current lease liabilities	368,621

The weighted average incremental borrowing rates applied to lease liabilities at 5.95% (2025: 5.95%).

The following table discloses the undiscounted cash flow for lease liabilities as at March 31, 2026:

Leased properties
HK$
Less than one year	222,000
Within a period of more than one year but not more than two years	222,000
Within a period of two years but not more than three years	166,500
Total	610,500

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

21.	BANK AND OTHER BORROWINGS

	2026	2025
	HK$	HK$

Bank loans	6,978,895	2,623,655
Other loans	-	26,600,000

Total	6,978,895	29,223,655

Secured	6,978,895	4,623,655
Unsecured	-	24,600,000

Total	6,978,895	29,223,655

Carrying amount of principal and accrued interests repayable:
Within one year	1,950,574	26,638,984
In more than one year but not exceeding five years	5,028,321	2,542,107
More than five years	-	42,564
	6,978,895	29,223,655

Amounts due within one year, shown under current liabilities with repayment on demand	6,978,895	29,223,655

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

21.	BANK AND OTHER BORROWINGS – continued

Details of the bank and other borrowings are as follows:

	Loan 1	Loan 2	Loan 3	Loan 4
	HK$	HK$	HK$	HK$
Principal	3,088,800	20,000,000	2,000,000	3,610,000
Interest rate p.a	2.75% to 3.00%	10%	5%	5%
Inception date	18/2/2021	17/7/2017	15/5/2010	9/3/2018
Maturity date	18/1/2030	17/6/2029	On demand	On demand
Repayment terms	Repayable on demand	Repayable on demand	Repayable on demand	Repayable on demand
Security	Government Guarantee and director’s personal guarantee	Not secured	Director’s personal patent right	Not secured
Outstanding Amount as at March 31, 2026	1,902,467	-	-	-
Outstanding Amount as at March 31, 2025	1,941,641	20,000,000	2,000,000	3,610,000
Outstanding Amount as at March 31, 2024	2,359,432	20,000,000	2,000,000	3,610,000

	Loan 5	Loan 6	Loan 7	Loan 8
	HK$	HK$	HK$	HK$
Principal	990,000	1,004,400	3,000,000	2,500,000
Interest rate p.a	5%	2.75% to 3.00%	2.84%-5.73%	6.25%
Inception date	9/4/2018	9/7/2021	21/5/2025	14/1/2026
Maturity date	On demand	9/6/2030	21/5/2028	13/1/2031
Repayment terms	Repayable on demand	Repayable on demand	Repayable on demand	Repayable on demand
Security	Not secured	Government Guarantee and director’s personal guarantee	Director’s personal guarantee	One unit of BocaSL Adiabatic Air Cooled Magnetic Oil Free Centrifugal Chiller (Model: BOSL-300)
Outstanding Amount as at March 31, 2026	-	682,014	2,107,036	2,287,378
Outstanding Amount as at March 31, 2025	990,000	682,014	-	-
Outstanding Amount as at March 31, 2024	990,000	828,543	-	-

Note:

Loan 1, 6, 7 and 8 are bank borrowings.

The repayment term of loan 2 is 12 years but repayable on demand. This loan was settled subsequent to the Company’s listing, whereby the Company exercised the early repayment clause, resulting in HK$ 6,618,280 of interest being waived for the year ended 31 March 2026.

Loan 7 & 8 were drawdown whiles Loan 2 – 5 were repaid during the year ended March 31, 2026

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

21.	BANK AND OTHER BORROWINGS – continued

The continuity of the term facility for the years ended March 31, 2026 and 2025.

	2026	2025
	HK$	HK$

Balance at beginning of the year	29,223,655	29,787,975
Repayments	(15,105,872)	(564,320)
Drawdown	5,170,000	-
Loan Forgiveness	(7,708,888)	-
Settlement with issuance of ordinary shares of the Company (Note 22c)	(4,600,000)	-
Balance at end of the year	6,978,895	29,223,655
Less: Current portion	(6,978,895)	(29,223,655)

Non-current portion	-	-

22.	SHARE CAPITAL

a) Authorized Share Capital

The Group’s authorized common shares were 50,000,000 with par value of HK$0.0078 (US$0.001).

b) Issued Share Capital

	Number of shares	Amount HK$

Issued and fully paid:

At April 1, 2024, March 31, 2025 and April 1, 2025	10,000,000	78,000

Issue of shares	2,875,000	22,425

At March 31, 2026	12,875,000	100,425

On January 12, 2026, the “Company entered into an underwriting in connection with issuance and sale by the Company of 2,500,000 ordinary shares, par value US$0.001 per share at a price of US$4.00 per share, less underwriting discounts and commissions. Pursuant to the Underwriting Agreement, the Underwriters were granted an option for a period of 45 days to purchase from the Company up to an additional 375,000 Ordinary Shares, at the same price per share, to cover over-allotments, if any. In connection with the IPO, the Company listed its Ordinary Shares on the NYSE American Market (“NYSE American”), and the Ordinary Shares commenced trading on NYSE American on January 13, 2026 under the symbol “GCDT”. On February 12, 2026, the Company issued and sold to the underwriter an additional of 375,000 Ordinary Shares at a price of US$4.00 per share, pursuant to the full exercise of the Over-Allotment Option. As a result, a total of 2,875,000 Ordinary Shares were issued in the IPO.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

22.	SHARE CAPITAL - continued

c) Share premium

Amount HK$

At April 1, 2024, March 31, 2025 and April 1, 2025	5,048,160

Issue of shares in connection with the initial public offering (Note 1)	66,800,175
Issue of underwriter’s warrants (Note 2)	(1,284,075)
Issue of shares in connection with exercise of overallotment options (Note 1)	10,644,075
Listing fee offset against share premium upon completion of initial public offering (Note 1)	(7,525,603)
Loss from extinguishment of financial liabilities with equity (Note 3)	18,720,000

At March 31, 2026	92,402,732

Note:

1.

On January 12, 2026, the “Company entered into an underwriting in connection with issuance and sale by the Company of 2,500,000 ordinary shares, par value US$ 0.001 per share at a price of US$ 4.00 per share, less underwriting discounts and commissions. The IPO closed on January 14, 2026. The Company received net proceeds from the IPO of approximately US$8,566,625 equivalent to HK$66,819,675 after deducting the underwriting discounts and commissions, the non-accountable expense allowance and offering expenses payable to the underwriter and the other service parties amounted to US$1,433,375. (excluding any exercise of the Over-Allotment Option in connection with the IPO).

Pursuant to the Underwriting Agreement, the Underwriters were granted an option for a period of 45 days to purchase from the Company up to an additional 375,000 Ordinary Shares, at the same price per share, to cover over-allotments, if any. On February 12, 2026, the Company issued and sold to the underwriter an additional of 375,000 Ordinary Shares at a price of US$ 4.00 per share, pursuant to the full exercise of the Over-Allotment Option. As a result, the Company received an additional of US$1,365,000 equivalent to HK$10,647,000 after deducting the underwriting discounts, the non-accountable expense allowance and legal fee amounted to US$135,000.

2.

On January 14, 2026, pursuant to the Underwriting Agreement, the Company issued underwriters’ warrant which entitled the holder to purchase up to an aggregate of 62,500 Ordinary Shares (“Underwriters’ Warrants”). Pursuant to the Underwriting Agreement and the IPO Prospectus, the Underwriters’ Warrants may be exercised beginning on September 30, 2026, until September 30, 2029. The initial exercise price of the Underwriters’ Warrants is US$4.00 per share, which represents 100% of the offering price per share in the IPO. The fair value of the warrants on issue date is HK$1,284,075 and the amount is deducted from the share premium.

3.

On December 10, 2021, the Group entered into a debt settlement agreement (the “Agreement”) with a certain creditor to fully extinguish an outstanding financial liability of HK$4,600,000. Pursuant to the terms of the Agreement, the loan and the accrued interests with the amount of HK$6,286,549 will be settled through the issuance of shares by the listed entity GCDT.

In full and final settlement of the obligation, the Group issued 600,000 ordinary shares in December 2021, and the fair value was at US$4.00 per share (equivalent to approximately HK$31.20 per share at the translation rate of US$1.00 to HK$7.80), when the Group consummated its IPO on January 14, 2026, representing a total equity value of US$2,400,000 (equivalent to approximately HK$18,720,000).

In accordance with IFRS 9 Financial Instruments and IFRIC 19, the equity instruments issued were measured at their transaction-date fair value. The excess of the fair value of the ordinary shares issued over the carrying amount of the derecognized financial liability, amounting to HK$12,433,451, has been recognized as a loss on extinguishment of financial liabilities within other incomes/(losses) in the Consolidated Statement of Loss and Comprehensive Loss for the year ended March 31, 2026. The corresponding equity increase was recorded under share premium accounts within the Consolidated Statement of Changes in Equity.

The share premium account is governed by the Companies Law of the Cayman Islands and may be applied by the Company subject to the provisions, if any, of its memorandum and articles of association in paying distributions or dividends to equity shareholders.

No distribution or dividend may be paid to the equity shareholders out of the share premium account.

d) Other reserve

Other reserve comprised of (i) waiver of amount due from director who is equity participant in the Group, amounted of HK$3,021,782 and wavier of officer’s remuneration of HK$1,200,000; (ii) merging amount of HK$6,999,999 that the difference between the consideration of HK$1 and BOCA’s share capital of HK$7,000,000, and (iii) the fair value of warrants of HK$1,284,075 issued to the underwriters of the IPO as compensation.

The table below set forth the movement and outstanding warrants during the years ended March 31, 2026, 2025 and 2024.

	Number of warrants	Weighted Average Exercise Price (US$)

At April 1, 2024, March 31, 2025 and April 1, 2025	-	-
Issued	62,500	4.00
Exercised	-	-
Expired	-	-
At March 31, 2026	62,500	4.00

The Company had the following outstanding warrants as at Mach, 31, 2026.

Number of Warrants Outstanding	Exercise Price	Expiry Date	Weighted Average Remaining Life
	US$

62,500	4.00	09/30/2029	3.5

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

23.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximizing the return to the shareholders through the optimization of the debt and equity balance. The Group has obtained financial support from its shareholders, which has agreed to provide adequate funds to enable the Group to meet in full its financial obligations as they fall due in the foreseeable future and not to demand for repayment until the Group has financial ability to do so. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of bank and other borrowings disclosed in Note 21, amounts due to a shareholder and directors disclosed in Note 16 and lease liabilities as disclosed in Note 20, net of cash and cash equivalents and equity attributable to owner of the Group, comprising issued share capital, share premium, other reserve and accumulated losses.

The directors of the Company review the capital structure on an on-going basis. As part of this review, the directors consider the cost of capital and the risks associated with each class of capital.

Based on recommendations of the directors, the Group will balance its overall capital structure through new share issuances as well as debt financing.

24.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	2026	2025
	HK$	HK$

Financial assets
Amortized cost
Trade receivables	5,411,404	1,632,602
Other receivables	36,878	11,260
Refundable Deposits	93,139	104,445
Cash and cash equivalent	36,308,320	1,384,211
Total	41,849,741	3,132,518

Financial liabilities
Amortized cost
Trade payables	197,040	82,560
Interest payables	589,997	3,000,465
Accrued charges and other payables	1,620,012	6,831,588
Amount due to directors	392,298	821,243
Amount due to a shareholder	189,922	689,922
Bank borrowings	6,978,895	2,623,655
Other borrowings	-	26,600,000
Lease liabilities	563,122	169,581

Total	10,531,286	40,819,014

b.	Financial risk management objectives and policies

The major financial instruments of the Group include trade receivables, other receivables, deposits, cash, trade payables, interest payables, accrued charges and other payables, amount due to a shareholder, amounts due to directors, bank and other borrowings and lease liabilities. Details of the financial instruments are disclosed in the respective notes. The risks associated with these financial instruments include market risk (represented by interest rate risk), credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The Group’s management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

24.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies - continued

Market risk

Interest rate risk

The following table details the interest rate profile of the Company’s borrowings of March 31, 2026 and 2025:

	2026	2025
	HK$	HK$

Fixed Rate Borrowings:

Bank and other borrowings	2,287,378	26,000,000
Lease liabilities	563,122	169,581

Floating rate borrowings:

Bank borrowings	4,691,517	2,623,655

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate on floating rate bank borrowings and bank overdrafts. The Company has not used any derivative financial instruments to manage the interest rate exposure.

At March 31, 2026 and 2025, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Company’s profit before tax by HK$46,915 and HK$26,236 respectively.

The sensitivity analysis above indicates the instantaneous change in the Company’s profit after tax that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Company which expose the Company to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Company at the end of the reporting period, the impact on the group’s profit before tax is estimated as an annualized impact on interest expense or income of such a change in interest rates.

Credit risk and impairment assessment

As at March 31, 2026 and 2025, the Group’s maximum exposure to credit risk which will cause a financial loss due to failure to discharge an obligation by the counterparties is arising from the carrying amounts of the recognized financial assets as stated in the statement of financial position.

Trade receivables arising from contracts with customers

In order to minimize the credit risk, management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. The Group only extends credit to customers based on careful evaluation of the customers’ financial conditions and credit history. Credit sales are made to customers with an appropriate credit history. The Group performs impairment assessment under ECL model upon application of IFRS 9 on trade receivables. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

24.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies - continued

Credit risk and impairment assessment - continued

Other receivables

The Group assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors of the Company, have no significant increase in credit risk since initial recognition. ECL is estimated based on historical observed default rates over the expected life of debtors and is adjusted for forward-looking information that is available without undue cost or effort. Based on the impairment assessment performed by the Group, the management of the Group considers the loss allowance for other receivables within lifetime ECL was insignificant and accordingly no allowance for losses is provided.

Deposits

Deposits comprise refundable security deposits for leases and other deposits for management fee and utility. The Group assesses credit risk and measures loss allowances for deposits using the ECL model. The Group measures loss allowances at an amount equal to 12-month ECLs unless there has been a significant increase in credit risk since initial recognition, in which case lifetime ECLs are recognized. Based on the impairment assessment performed by the Group, the management of the Group considers the loss allowance for deposits was insignificant and accordingly no allowance for losses is provided.

Cash and cash equivalent

The credit risk on bank balances is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000.

Significant concentration of credit risk

The Group’s concentration of credit risk on trade receivables by geographical locations is in Hong Kong and Macau. The Group has no other significant concentration of credit risk, with exposure spread over a number of counterparties.

The Group’s internal credit risk grading assessment on trade receivables and other financial assets comprise the following categories:

Internal credit rating	Description	Trade receivables	Other financial assets
Low risk	The counterparty has a low risk of default and does not have any past-due amounts	Lifetime ECL - not credit-impaired	12m ECL
Watch list	The counterparty has amounts past-due but is continuously settling after due date and with continuous business transactions with the Group	Lifetime ECL - not credit-impaired	12m ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources while the counterparty is with continuous business transactions with the Group	Lifetime ECL - not credit-impaired	Lifetime ECL - not credit-impaired
Loss	There is evidence indicating the asset is credit-impaired	Lifetime ECL - credit-impaired	Lifetime ECL - credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery	Amount is written off	Amount is written off

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

24.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies - continued

Credit risk and impairment assessment - continued

The table below details the credit risk exposures of the Group’s financial assets, which are subject to ECL assessment:

			Gross carrying amount
	Internal		For the year ended March 31,
	Credit rating	12m or Lifetime ECL	2026 HK$	2025 HK$

Trade receivables	Low risk (Note)	Lifetime ECL - not credit-impaired	5,411,404	1,632,602

Other receivables	Low risk	12m ECL	36,878	11,260

Deposits	Low risk	12m ECL	93,139	104,445

Cash and cash equivalent	Low risk	12m ECL	36,308,320	1,384,211

Note:

During the year ended March 31, 2026 and 2025, there are no net impairment loss allowance related to trade receivables.

Liquidity risk

In management of the liquidity risk, the Group has obtained financial support from its shareholders, which has agreed to provide adequate funds to enable the Group to meet in full its financial obligations as they fall due in the foreseeable future and not to demand for repayment until the Group has financial ability to do so. The Group monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The Group relies on bank and other borrowings and shareholder contribution as significant sources of liquidity. The management monitors the utilization of bank and other borrowings and ensures compliance with the relevant loan covenants.

The following table details the Group’s remaining contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of the financial liabilities based on the earliest date on which the Group can be required to pay. Specifically bank borrowing with a repayment on demand clause are included in the earliest time band regardless of the probability of the banks choosing to exercise their rights. The maturity dates for other non-derivative financial liabilities are based on the agreed repayment dates.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

24.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies - continued

Liquidity risk - continued

The table includes both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amounts is derived from the interest rate at the end of the reporting period.

2026	Weighted average interest rate	On demand or less than 1 month	1 -3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount at March 31, 2026
		HK$	HK$	HK$	HK$	HK$	HK$	HK$

Non-derivative financial liabilities
Trade payables		197,040	-	-	-	-	197,040	197,040
Interest payables		589,997	-	-	-	-	589,997	589,997
Accrued charges and other payables		1,620,012	-	-	-	-	1,620,012	1,620,012
Amounts due to directors		392,298	-	-	-	-	392,298	392,298
Amount due to a shareholder		189,922	-	-	-	-	189,922	189,922
Bank borrowing
-floating rate	3.46%	4,691,517	-	-	-	-	4,691,517	4,691,517
-fixed rate	6.25%	2,287,378	-	-	-	-	2,287,378	2,287,378
Lease liabilities	5.95%	18,500	37,000	166,500	388,500	-	610,500	563,122

Total		9,986,664	37,000	166,500	388,500	-	10,578,664	10,531,286

2025	Weighted average interest rate	On demand or less than 1 month	1 -3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount at March 31, 2025
		HK$	HK$	HK$	HK$	HK$	HK$	HK$

Non-derivative financial liabilities
Trade payables		82,560	-	-	-	-	82,560	82,560
Interest payables		3,000,465	-	-	-	-	3,000,465	3,000,465
Accrued charges and other payables		6,831,588	-	-	-	-	6,831,588	6,831,588
Amounts due to directors		821,243	-	-	-	-	821,243	821,243
Amount due to a shareholder		689,922	-	-	-	-	689,922	689,922
Bank borrowings
-floating rate	3.00%	2,623,655	-	-	-	-	2,623,655	2,623,655
Other borrowings
-fixed rate	8.76%	26,600,000	-	-	-	-	26,600,000	26,600,000
Lease liabilities	5.95%	19,300	38,600	115,800	-	-	173,700	169,581

Total		40,668,733	38,600	115,800	-	-	40,823,133	40,819,014

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

24.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies - continued

Liquidity risk - continued

Bank and other borrowings with a repayment on demand clause are included in the “on demand or less than 1 month” time band in the above maturity analysis. As at March 31, 2026, the aggregate principal amounts of these bank and other borrowings are amounted to HK$6,978,895 (2025: HK$29,223,655). Taking into account the Group’s financial position, the directors do not believe that it is probable that the banks and the third-party lenders will exercise their discretionary rights to demand for immediate repayment. The directors believe that such loans will be repaid five years after the end of the reporting period in accordance with the scheduled repayment dates set out in the loan agreements, details of which are set out in the table below. The aggregate principal and interest cash outflows of bank and other borrowings with a repayment on demand clause are amounted to HK$7,872,989 (2025: HK$36,656,459).

Maturity Analysis – Bank and other borrowings with a repayment on demand clause based on scheduled repayments

	Weighted average interest rate	Less than 1 year	1 -2 years	More than 2 years	Total undiscounted cash flows	Carrying amount
	%	HK$	HK$	HK$	HK$	HK$

March 31, 2026	4.38%	2,347,635	2,347,635	3,177,719	7,872,989	6,978,895

March 31, 2025	8.24%	8,717,693	2,697,174	25,241,592	36,656,459	29,223,655

The amounts included above for variable interest rate instruments are subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

25.	PARTICULARS OF PRINCIPAL SUBSIDIARIES OF THE PARENT COMPANY

Details of the subsidiary directly and indirectly held by the parent company at the end of the reporting period are set out below

Name of subsidiary	Place of Incorporation/operations	Paid up issued capital		Proportion of ownership interest held by the Company		Principal activities
				2026	2025
Boca International Limited	Hong Kong	HK$	7,000,000	100%	100%	Provider of advanced energy saving solutions, consultancy services and construction services supported by proprietary phase change thermal energy storage materials and thermal engineering services

26.	SUPPLEMENTAL CASH FLOW INFORMATION

	For the years ended March 31,
	2026	2025	2024
	HK$	HK$	HK$

Cash paid during the year for:

Income taxes	-	-	-

Non-cash investing and financing transaction:
Extinguishment of loan by share issuance	18,720,000	-	-
Transfer deferred listing expenses to share premium	1,471,020	-	-
Forgiveness of directors’ remuneration	-	1,200,000	-
Early termination of lease	-	-	(1,204,245)
Issued share capital of consultancy fee	-	-	1,950,000
Forgiveness of amount due to a director	-	-	3,021,782
Additions of right-of-use assets and lease liabilities	624,735	-	-

During the year ended March 31, 2026, the Company issued underwriter warrants to purchase up to 62,500 ordinary shares as part of its IPO compensation structure. The grant-date fair value of these instruments totaling HK$1,284,075 was recognized as a non-cash transaction cost directly within equity, and has been excluded from the primary body of the Statement of Cash Flows

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

27.	SEGMENT INFORMATION

The Group’s operating segment is determined based on information reported to the chief operating decision maker of the Group (the executive directors of the Company) for the purpose of resource allocation and performance assessment. For management purpose, the Group operates in one business unit based on their services, and only has one operating segment, provider of advanced energy saving solutions, consultancy services and construction service supported by proprietary phase change thermal energy storage materials and thermal engineering services operation. The chief operating decision maker reviews the revenue and results of the Group as a whole without further discrete financial information. Accordingly, no analysis of this single operating and reportable segment is presented.

The majority of Group’s revenue is generated from Hong Kong, and majority of non-current assets are located in Hong Kong.

28.	SUBSEQUENT EVENT

Management has evaluated subsequent events through the date these financial statements were available to be issued.

Entry into a Material Definitive Agreement

On July 16, 2026, the Group had entered into a placement agency agreement (the “PA Agreement”) with Revere Securities LLC (the “Placement Agent”) in connection with issuance and sale by the Group pursuant to a securities purchase agreement dated July 16, 2026 (the “ELOC Offering”) of unsecured promissory notes (the “Notes”) in the aggregate principal amount of US$10,000,000 with an aggregate subscription price of US$8,000,000, to be funded in tranches, and common warrants (the “Warrants” and together with the Notes, the “Offered Securities”) to purchase an aggregate of up to 29,122,679 ordinary shares, par value US$0.001 par value per share (“ELOC Ordinary Shares”). Each of the Warrants will be immediately exercisable, subject to beneficial ownership limitations, for one ELOC Ordinary Share at an initial exercise price of US$2.00 per share, subject to adjustments.

The Offering will close in several tranches. The closing of the first tranche of the Offering took place on July 24, 2026, at which time the Company issued (i) a note in the aggregate principal amount of US$10,000,000, which is payable and funded in tranches, (ii) a Warrant to purchase up to 29,122,679 Ordinary Shares and (iii) a Pre-Funded Warrant to purchase up to 1,143,962 Ordinary Shares and (iv) 676,205 Ordinary Shares. At the first tranche closing, the Investor funded US$2,000,000 in aggregate gross proceeds, before deducting placement agent fees and other offering expenses payable by the Group.

In connection with the Offering, the Company also entered into (i) a securities purchase agreement dated July 16, 2026 (the “Securities Purchase Agreement”) with certain investors, at the investor’s option, who purchased the Offered Securities in the Offering; (ii) a equity purchase agreement (the “Equity Purchase Agreement”) dated July 16, 2026 with Target Capital 1, LLC (the “Investor”) pursuant to which the Company may sell and issue to the Investor, and the Investor may purchase from the Company, up to US$100,000,000 of Company’s Ordinary Shares; (iii) an escrow agreement dated July 9, 2026 (the “Escrow Agreement”) with the Placement Agent and Continental Stock Transfer & Trust Company, as escrow agent, pursuant to which, the escrow funds will be disbursed by the escrow agent pursuant to the terms and conditions of the Escrow Agreement.

Increase of authorized share capital, re-classification and re-designation of share capital and share consolidation

It is proposed that the following matters be proposed to shareholders of the Company for consideration and approval at an extraordinary general meeting on 10 August 2026:

(a) Increase of share capital by way of an ordinary resolution

THAT, effective August 11, 2026, the authorized share capital of the Company be increased from US$50,000 divided into 50,000,000 shares of a par value of US$0.001 each to US$5,000,000 divided into 5,000,000,000 shares of a par value of US$0.001 each, by the creation of an additional 4,950,000,000 shares of a par value of US$0.001 each ranking pari passu with the existing shares of the Company (the “Share Capital Increase”);

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Expressed in Hong Kong Dollars)

28.	SUBSEQUENT EVENT - continued

(b) Re-classification and re-designation of share capital by way of a special resolution

THAT with effective from August 11, 2026,

(i) the authorized share capital of the Company shall be re-classified by re-classifying 5,000,000,000 shares of a par value of US$0.001 each into 4,993,640,000 class A ordinary shares of a par value of US$0.001 each (the “Class A Shares”, each such share carrying one (1) vote per share with all rights, restrictions and privileges remaining identical to the existing shares of the Company) and 6,360,000 class B ordinary shares of a par value of US$0.001 each (the “Class B Shares”, each such share carrying fifty (50) votes per share with such rights, restrictions and privileges as set out in the New M&A (as defined below)) (the Class A Shares together with the Class B Shares, the “Shares”) so that the authorized share capital of the Company shall be US$5,000,000 divided into 5,000,000,000 shares of a par value of US$0.001 each comprised of 4,993,640,000 Class A Shares of a par value of US$0.001 each and 6,360,000 Class B Shares of a par value of US$0.001 each, such shares having the rights, restrictions and privileges as set out in the New M&A (as defined below);

(ii) contemporaneously upon the above re-classification taking effect, each issued share of the Company shall be re-designated as an issued Class A Share with all rights, restrictions and privileges remaining identical to the existing issued shares of the Company;

(iii) immediately following the abovementioned re-designation, 5,280,000 Class A Shares then held by Joyful Star Limited (“Joyful Star”) shall be repurchased and cancelled by the Company and in consideration, the Company shall allot and issue to Joyful Star 5,280,000 Class B Shares, credited as fully paid;

(iv) immediately following the abovementioned re-designation, 1,080,000 Class A Shares then held by Green Circle Limited (“GCL”) shall be repurchased and cancelled by the Company and in consideration, the Company shall allot and issue to GCL 1,080,000 Class B Shares, credited as fully paid; and

(v) the second amended and restated memorandum of association and articles of association of the Company (the “New M&A”) containing the amendments (shown as blackline) to the existing amended and restated memorandum of association and articles of association of the Company be approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum of association and articles of association of the Company;

(the above steps collectively, the “Re-classification and Re-designation”)

Based on our evaluation, except for aforementioned, there are no subsequent events that would require disclosure in these consolidated financial statements.

29.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements were approved by the board of directors for issue on August 14, 2026.

